Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 2, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 2, 2006, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2005, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report, dated April 18, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
May 2, 2006	Name:	Wu Yan
	Title:	Director and President

Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock code: 2628

Annual Report 2005

CORPORATE INFORMATION

Company Name

China Life Insurance Company Limited

Directors Executive Directors Yang Chao

Wu Yan

Non-executive Directors

Miao Fuchun

Shi Guoqing

Independent non-executive Directors

Long Yongtu Chau Tak Hay Sun Shuyi

Cai Rang

Ma Yongwei Supervisors Xia Zhihua

Wu Weimin Jia Yuzeng Ren Hongbin Tian Hui

Company Secretaries

Zheng Yong

Heng Kwoo Seng Qualified Accountant Yang Zheng

Authorized Representatives

Wu Yan

Zheng Yong Registered Office China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86(10) 8565 9999

Fax: 86(10) 8525 2232

Website: www.e-chinalife.com

Place of business in Hong Kong

18th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2881 1226/2545 8111

Fax: (852) 2577 2293/2544 4395

Auditors

PricewaterhouseCoopers

Legal Advisers

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H Share registrar and transfer office Computershare Hong Kong Investor Services Limited Room 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong Depositary JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

Places of listing

H Share: The Stock Exchange of Hong Kong Limited

Stock code: 2628

American depositary shares The New York Stock Exchange Stock code: LFC

Principal bankers

Industrial and Commercial Bank of China

55 Fuxingmennei Street

Xicheng District

Beijing 100032

China

Agricultural Bank of China

A23 Fuxing Street Xicheng District Beijing 100037

China

Bank of China

1 Fuxingmennei Street

Xicheng District

Beijing 100818

China

China Construction Bank

25 Jinrong Street Xicheng District Beijing 100032

China

Bank of Communications

188 Yin Cheng Zhong Lu

Shanghai 200120

China

Our Mission

Focusing on people                Caring for life

                            Creating value            Serving society

Company Profile

China Life Insurance Company Limited (the “Company” or “China Life” or “We”) was registered in Beijing, China on June 30, 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange on December 17 and 18, 2003, respectively. The Company is the largest life insurance company in China’s life insurance market (for the purpose of this annual report, “China’s life insurance market” refers to the life insurance market in the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan). Our distribution network, comprised of exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is China’s largest life insurance company, a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance. As of December 31, 2005, we had over 70 million individual and group life policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies. Through its controlling shareholding in China Life Insurance Assets Management Co., Ltd. (“AMC”), the Company is the largest insurance asset management company, and one of the largest institutional investors in China.

2        China Life Insurance Company Limited    Annual Report 2005

Financial

Summary

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, we set out below a financial summary of the Group (“the Group” refers to the Company and its subsidiaries) for the past three years since its listing in 2003.

Unless otherwise stated, all the financial data of the Group set out in this annual report is prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”).

Year ended December 31

RMB million (except earnings per share)	2005	2004 (Note 2)	2003 (Note 2)	2003 (Proforma) (Note 2)

Total revenues	98,212	76,806	78,883	60,442
Net profit (Note 1)	9,306	7,171	(4,252)	5,857
Basic and diluted earnings per share	0.35	0.27	(0.21)	0.29

Note 1: Net profit refers to Net profit attributable to shareholders of the Company.

Note 2: Due to the adoption of new or revised standards of HKFRS, adjustments were made where applicable.

As at December 31

RMB million	2005	2004 (Note 2)	2003 (Note 2)

Investment assets (Note 1)	494,356	374,890	279,248
Total assets	559,219	433,671	328,720
Total shareholders equity	80,378	66,530	62,436

Note 1:	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans, securities purchased under agreements to resell and cash and cash equivalents.

Note 2: Due to the adoption of new or revised standards of HKFRS, adjustments were made where applicable.

China Life Insurance Company Limited    Annual Report 2005         3

Chairman’s

        Statement

Yang Chao Chairman of the Board of Directors	“to establish the Company as a world-class life insurance company with advanced corporate governance, a well-established management system, stringent internal controls, leading technologies, a first-class team, superior service and an outstanding brand.”

Dear Shareholders,

I am pleased to present to you the Group’s (“the Group” refers to the Company and its subsidiaries) operating results for the financial year ended December 31, 2005.

In 2005, the Company achieved remarkable results in its restructuring and development. With changes to the Board of Directors and the Management, the Company further improved its corporate structure and enhanced its standard of corporate governance. As a core member of China Life group, the Company integrated the group’s development strategy of “transforming itself into a major international financial and insurance group with rational resources allocation, clear strategic advantages, strong core businesses, and appropriately diversified operations characterizing by high embedded value, strong core competitiveness and high sustainability in development” into its business goal, which is “to establish itself as a first class international life insurance company with advanced corporate governance, well established management system, stringent internal control, leading technologies, first class team, superior service and outstanding brand”. With this in mind, the Company is dedicated to the creation of shareholders value. In 2005, through maintaining its operational strategy in a proactive and stable manner, the Company sustained steady growth in its business and further improved its business structure. The profit rose alongside with the increase in return on investments and our internal management continuously improved. We maintained our leading market position and our influence on society was at large strengthened.

The Company is a core member of China Life group, which ranked 212th among “Fortune 500” announced by Fortune in 2005. In February 2006, in a major internet election campaign “2005 Financial Entities in China” conducted by Hexun Network, the Company was elected as “The Most Reliable Life Insurer”. The Company ranked 297th among Forbes’ “The Global 2000” announced in April 2006, and ranked seventh among the companies based in China (including Hong Kong, Macau and Taiwan). In April 2006, the Company was named “The 2005 Leader in Insurance industry” in the “2005 Chinese Service Industry Leaders Awards” organised by a number of market research institutes including the Horizon Research Consultancy Group.

4        China Life Insurance Company Limited    Annual Report 2005

In 2005, the Group achieved record high performance in total asset, total revenue and net profit. As at December 31, 2005, the Company’s embedded value was RMB113,954 million, and the solvency level was approximately 2.73 times the minimum regulatory requirement. As at March 31, 2006, the Company’s total market capitalisation was HKD262,294 million.

Achieving Rapid Growth and Maintaining Market Leading Position

For the year ended December 31, 2005, the Group’s total revenues was RMB98,212 million, an increase of 27.87% from 2004. Gross written premiums and policy fees reached RMB81,022 million, an increase of 22.28% from 2004. The Group’s net profit attributable to shareholders of the Company reached RMB9,306 million, an increase of 29.77% from 2004.

In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), the Company’s market share in 2005 was 44.07%, maintaining its leading position in the life insurance market in China.

Optimizing Business Structure and Steady Increase in Embedded Value

In 2005, the Group continued its direction in comprehensive budgetary management and leverage on expense management to promote business restructuring. For the year ended December 31, 2005, the gross written premiums were RMB74,939 million, representing a 22.72% increase from 2004. The first year regular gross written premium accounted for 90.72% of the first-year gross written premiums of long term traditional insurance contracts.

As at December 31, 2005, the Company’s embedded value was RMB113,954 million, an increase of 26.51% from 2004. The value of new business for the year ended December 31, 2005 was RMB7,489 million, an increase of 15.14% from 2004. Embedded value is an actuarially determined estimate of the economic value of life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. The value of one year’s sales provides an indication of the value being created for investors by new business activity and hence the potential of the business.

Improving Assets Composition and Increasing Return on Investment

In 2005, the Company revised its investment strategies pursuant to the stable and prudent principles and changes in the capital market. By increasing the proportion in fixed income investments, such as bonds with longer maturity and decreasing the proportion in term deposits, we extended the duration of assets, and optimized assets structure and the matching of assets and liabilities. Meanwhile, return on investment increased effectively.

In 2005, the Group’s investment yield was 3.86% (investment assets included financial assets and cash and cash equivalents but excluded accrued investment income), an increase of 37 basis points from 2004.

Strengthening Cost Control and Strong Financial Position

Under the precondition of ensuring business development, the Company further strengthened control over comprehensive budgetary management and endeavoured to control costs. Our consolidated cost control ratio was 17.2%, a decrease of 1.4 percentage points from 2004.

As at December 31, 2005, the Group’s total assets was RMB559,219 million and the total shareholders’ equity was RMB80,378 million. The Company’s solvency level was approximately 2.73 times the minimum regulatory requirement. A strong financial position and an adequate solvency level provided the Company with powerful support in sustaining rapid development of its businesses.

China Life Insurance Company Limited    Annual Report 2005         5

Chairman’s

        Statement

Expanding Sales Channels and Enhancing Service Standards

We possess the largest sales team in China’s life insurance industry and the most extensive distribution network, covering almost all county level administrative regions, except the Tibet Autonomous Region. Our three major distribution channels are individual agents, direct sales team and intermediaries such as banks and post offices. As at December 31, 2005, we had 640,000 individual agents, approximately 12,000 direct sales staffs, and a network of more than 89,000 cooperating bank branches and post offices. In 2005, the Company further consolidated its edge in sales by continuously expanding its sales channels and scope of cooperation, as well as strengthening the management and training of its sales staff.

In 2005, the Company continued to devote efforts to improving underwriting and claims management as well as customer service standards. We formulated and revised a series of systems and management regulations. Business process was adjusted and optimized. Control over operation risks was strengthened and service methods were improved and increased. Our centralized service platform “95519” Call Center was granted the “2005 Award of the Best Performing Call Center in China” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management by Informationalization under the Ministry of Information Industry, and was the only life insurance company receiving such award in China. It was also the second consecutive year the Company was granted this award.

Enhancing Internal Control and Corporate Governance

In order to meet the regulatory requirements in the jurisdictions where the Company is listed in a more effective manner, the Company adjusted and enriched the composition of the Board of Directors and Board Committees, which further emphasized the function of independent directors. Pursuant to the provisions of the Code on Corporate Governance Practices (the “Code”), Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited, the roles of Chairman and President were segregated with separate functions.

The Company always places emphasis on internal control and risk management. Our supervisory and control system for internal control and risk management is comprised of the Board of Directors, the Audit Committee and Risk Management Committee under the Board of Directors, the Supervisory Committee, the Internal Control and Risk Management Committee under the Management, and the executive and supervisory departments, which consist of the Company’s internal control and compliance department, legal affairs department and internal auditing department. Since our listing, we have placed emphasis on the supervision and management of three types of risks, namely finance, investment and operation risks, and keep on improving our information disclosure system. The Company has been allocating sufficient resources to optimize internal control systems at its branches and is preparing itself towards compliance with Sarbanes-Oxley Act Section 404.

Final Dividend

The Board of Directors recommended the payment of a final dividend at RMB0.05 per share for the year ended December 31, 2005 to the shareholders of the Company.

6        China Life Insurance Company Limited    Annual Report 2005

Class Action in the United States

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of the Company and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder “Exchange Act Claims”, and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, China Life Insurance Company. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

2006 Outlook

In 2006, with the socio-economic development and expansion of investment channels for insurance funds, the Company will meet more opportunities. With the increasingly keen competition in the life insurance market and the uncertainties of the capital market, the Company will also face more challenges. By implementing a proactive and balanced development strategy, we will further improve our corporate governance practices and business management, strengthen cost control and risks management. By integrating its sales resources, the Company will establish and improve its efficient distribution and supporting system, and continue to maintain its leading market position. The Company will also further adjust its business structure, optimize its asset structure, strengthen cost control and sustain the growth in profitability.

Finally, I would like to take this opportunity to extend my heartfelt gratitude to our staff for their hard work and dedication. I would also like to express my sincere thanks for the support of our shareholders, as well as for the close cooperation of the Board of Directors, the Supervisory Committee and our Management. Meanwhile, the Board would express gratitude to Mr. Wang Xiangzhang who has resigned as Chairman, Mr. Miao Fuchun who has resigned as vice-president and re-designated from an executive director to a non-executive director, Mr. Fan Yingjun who has resigned as independent non-executive director and Mr. Li Liangwen who has resigned as vice-president, for their contributions to the Company when they were in office.

Yang Chao

Chairman

Beijing, China

April 18, 2006

China Life Insurance Company Limited    Annual Report 2005         7

Focusing on people,

                Caring for Life

8        China Life Insurance Company Limited    Annual Report 2005

China Life Insurance Company Limited    Annual Report 2005         9

Business

Review

Gross Written Premiums and Deposits

For the year ended December 31

	2005 RMB million	2004 RMB million
Individual life insurance
Gross written premiums	63,205	50,113
First-year gross written premiums	19,574	19,900
Single gross written premiums	1,085	2,526
First-year regular gross written premiums	18,489	17,374
Renewal gross written premiums	43,631	30,213
Deposits	62,483	66,981
First-year deposits	49,144	54,662
Single deposits	46,061	52,343
First-year regular deposits	3,083	2,319
Renewal deposits	13,339	12,319

Group life insurance
Gross written premiums	867	344
First-year gross written premiums	851	295
Single gross written premiums	811	261
First-year regular gross written premiums	40	34
Renewal gross written premiums	16	49
Deposits	23,463	21,756
First-year deposits	23,452	21,738
Single deposits	23,401	21,726
First-year regular deposits	51	12
Renewal deposits	11	18

Accident and health insurance
Gross written premium	10,867	10,606
Short-term accident insurance
Gross written premiums	5,135	4,977
Short-term health insurance
Gross written premiums	5,732	5,629

Total gross written premiums	74,939	61,063
Total deposits	85,946	88,737

10        China Life Insurance Company Limited    Annual Report 2005

1.	Business Overview

The Company continued to pursue business restructuring in 2005, and endeavored to achieve a proactive and balanced development. The Group’s gross written premiums and policy fees for the year ended December 31, 2005 (the “Reporting Period”) were RMB81,022 million, representing an increase of 22.28% from 2004. Net profit attributable to shareholders of the Company for 2005 reached RMB9,306 million, an increase of 29.77% from 2004.

In accordance with the data released by CIRC, the Company’s market share in 2005 was 44.07%, and continued to maintain its leading position in the life insurance market in China.

In 2005, the Company continued its direction in comprehensive budgetary management and leverage on expense management to promote business restructuring. During the Reporting Period the gross written premiums were RMB74,939 million, representing a 22.72% increase from 2004. The first-year gross written premiums of long-term traditional insurance contracts were RMB20,425 million, representing an increase of 1.14% from 2004. The first-year regular gross written premiums were RMB18,529 million, representing an increase of 6.44% from 2004 and accounting for 90.72% of the first-year gross written premiums of long-term traditional insurance contracts.

In 2005, one-year new business value increased by 15.14% from 2004. This was mainly attributable to the growth in new business for regular premiums and traditional insurance contracts.

The Company offers individual and group life insurance, accident and health insurance and services. It has more than 70 million individual and group life policies, annuity contracts and long-term health insurance policies in force as at December 31, 2005.

(1)	Individual Life Insurance business

During the Reporting Period, the Company’s gross written premiums and policy fees attributable to individual life insurance business were RMB68,888 million, representing 85.02% of the gross written premiums and policy fees for the reporting period and an increase of RMB13,979 million, or 25.46%, over RMB54,909 million in 2004.

The gross written premiums attributable to individual life insurance business were RMB63,205 million, representing an increase of RMB13,092 million, or 26.12%, over RMB50,113 million in 2004. The first-year gross written premiums attributable to individual life insurance business were RMB19,574 million, which accounted for 30.97% of the gross written premiums attributable to individual life insurance business. The first-year regular gross written premiums attributable to individual life insurance business were RMB18,489 million, which accounted for 94.46% of the first-year gross written premiums attributable to individual life insurance business.

The Company sells both participating and non-participating life insurance products. The gross written premiums attributable to individual life insurance participating products and non-participating products during the Reporting Period were RMB31,017 million and RMB32,188 million respectively.

China Life Insurance Company Limited    Annual Report 2005         11

Business

Review

(2)	Group Life Insurance business

During the Reporting Period, the Company’s gross written premiums and policy fees attributable to group life insurance business were RMB1,267 million, representing 1.56% of the gross written premiums and policy fees for the reporting period and an increase of RMB525 million, or 70.75%, over RMB742 million in 2004.

The Company offers both participating and non-participating group life insurance products.

(3)	Accident and Health Insurance business

During the Reporting Period, the Company’s gross written premiums attributable to accident and health insurance business (both of which comprise short term products) were RMB10,867 million, representing an increase of RMB261 million, or 2.46%, over RMB10,606 million in 2004. In particular, the gross written premiums attributable to accident insurance business amounted to RMB5,135 million, accounting for 6.34% of the gross written premiums and policy fees for the reporting period, while the gross written premiums attributable to health insurance business were RMB5,732 million, representing 7.08% of the gross written premiums and policy fees for the year.

2.	Distribution Channels

The Company has the largest and most extensive distribution force and network in the life insurance sector in China, covering almost every county level administrative region in China, except the Tibet Autonomous Region. Exclusive agents, direct sales force and intermediaries comprising mainly commercial banks and post offices are the three major distribution channels of the Company. In 2005, the company’s distribution channels were further expanded and consolidated.

Distribution channel	2005	2004

Exclusive agents	640,000	668,000
Direct sales force	12,000	12,000
Intermediaries	89,000	87,000

(1)	Exclusive agents

Exclusive agents (including those who are not yet qualified as agents) is the Company’s primary distribution channel for individual life, individual accident and individual health insurance products. In 2005, the number of the Company’s exclusive agents basically remained stable. As at December 31, 2005, the Company retained nearly 640,000 agents at its over 12,000 field offices, and the percentage of certificate holders for exclusive agents was 79.2%, representing an increase of 7.2 percentage points over the 72% in 2004.

The Company retains designated supervisors to manage exclusive agents and hires full-time trainers to offer training to them. In 2005, the company continued to promote the Chartered Insurance Agency Management (“CIAM”) qualification certification program, and introduced International Award for Productivity (“IAP”) and International Quality Award (“IQA”) from Life Insurance Marketing and Research Association (“LIMRA”) to advocate outstanding performance in operation and excellence in quality. Such initiatives further facilitated team managements for the agents, improved sales productivity and quality of service, and created remarkable reputation for the team brand.

12        China Life Insurance Company Limited    Annual Report 2005

The effect of “Jin Ding Project”, which aimed to improve overall sales performance and to promote the innovation of exclusive agents in marketing and management practices, was first reflected, with improvements with respect to the professional standards and sales performances of the exclusive agents sales force.

(2)	Direct sales force

The Company’s direct sales force is the primary distribution channel for its group life insurance and annuities, group accident and health insurance products. As at December 31, 2005, the number of the Company’s direct sales force was approximately 12,000, which remained steady and was basically same as that in 2004. In 2005, by organizing the First Group Insurance Sales Elite Summit and the Group Insurance Sales Elite Club Inauguration Conference, the Company managed to inspire the direct sales force and promote business development. The training system for the direct sales force was also improved. In addition, the Company continued to strengthen the building of key account managers team, so as to enhance the service standards for major customers.

(3)	Intermediaries

The Company also provides a variety of individual and group life insurance products through intermediaries. This distribution channel is largely made up of commercial bank branches, post offices, credit cooperatives, as well as professional insurance agencies and insurance brokers. The Company has established bancassurance business relationships with branches of major commercial banks and post offices. As at December 31, 2005, the Company had cooperated with more than 89,000 bank branches and post offices with 13,000 customer relationship managers, for which there were growth from those in 2004.

3.	Business Management

In 2005, the Company continued to devote efforts to improving underwriting and claims management as well as customer service standards. Certain systems and management regulations were formulated and revised. Business process was adjusted and optimized. Business management was strengthened and standardized with focus on internal control and quality supervision.

(1)	Underwriting and claims management

The Company managed its underwriting and claims management operations and exercised risk control by setting down authorization limits on its branch offices and implementing a hierarchy-based system of underwriters and claims inspectors. In 2005, with respect to underwriting management, the Company introduced the world leading reinsurers’ underwriting assessing system. With respect to claims management, more efforts were devoted to investigation of claims so as to prevent insurance fraud. The implementation of these measures continuously increased the service awareness and professional qualities of the Company’s underwriting and claims officers. Efficiency and quality in business processing were further optimized. Underwriting and claims management were further standardized.

China Life Insurance Company Limited    Annual Report 2005         13

Business

Review

(2)	Customer service

The Company mainly provides customer service through its customer service teams at different branches and field offices throughout China and with the support of an advanced call center. In 2005, the Company’s customer service system was further optimized by increasing service methods and improving service quality. Our centralized service platform “95519” Call Center was granted the “Award of the Best Performing Call Centre in China 2005” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management by Informationalization under the Ministry of Information Industry, and was the only life insurance company receiving such award in China. It was also the second consecutive year the Company was granted this award.

4.	Financial Management

In 2005, the Company continued its direction in comprehensive budgetary management and leverage on expense management to promote business restructuring. Endeavors were devoted to realize the synergy from business development, business restructuring and growth in profitability by capitalizing on the core function of financial management in operation management. Under the premises of facilitating business development, the Company further strengthened cost control and continued to conduct centralized procurement in bulk. Our consolidated cost control ratio in 2005 was 17.2%, a decrease of 1.4 percentage points from 2004. Funding management was strengthened with control over funding risk. Funding transfer limits was measured on the basis of daily average balance so as to increase the concentration of funding and the efficiency of asset management.

5.	Actuarial Management

The Company’s actuarial work focused on liability valuation, product profitability assessment, cash flow analysis, actuarial risk control and experience analysis, preparation for various actuarial reports, assistance in formulating investment strategies, assistance in formulating reinsurance strategies. All the work mentioned above is to support the Company’s sustainable solid growth in an effective manner. In 2005, the Company terminated or modified certain products with greater risks and poorer profitability based on their profitability and risk assessment. In 2005, the Company achieved further progress in the research on mortality, expenses and morbidity. The Company was involved in the compilation of “China Life Insurance Mortality Table (2000-2003)” and provided more than 50% of historical information.

6.	Product Development

The Company’s Product Development Committee, which is comprised of members from the Management, heads of various core business departments and professionals of the Company, is responsible for formulating product development plans and strategies for the Company. It sets down the direction of product development and engages in the discussion, studies and resolution of serious issues in the product development process. In 2005, in accordance with the change in market demand, the Company developed new products such as “Jin Xin”, “Care For Your Whole Life”, “Group Immediate Annuity”, and modified some other products. Our product line was enriched.

As at December 31, 2005, the average pricing rate of the Company’s product was 2.23%.

14        China Life Insurance Company Limited    Annual Report 2005

7.	Investments Management

In 2005, the Company appropriately adjusted the basis for investment through revising its “Investment Guideline” and renewed the Agreement for Entrustment of Investment with AMC. According to the change in macro- economy, capital market and money market, the proportion of investment in bond, especially in long-term bond, was increased. A prudent strategy was adopted towards equity investment. The composition of foreign exchange assets was adjusted so as to increase the investment yield. At the same time, pursuant to the matching of assets and liabilities, and complying with the principles of safety and steadiness, more control was exercised over duration matching management and risk control.

In February 2005, the Company was permitted to invest directly in the equity market in China. At the same time, the Company’s application for the qualification to deploy insurance foreign exchange funds overseas is pending for the approval by regulators. Moreover, pursuant to special approval, the Company acquired USD 250 million shares in the initial public offering of China Construction Bank Corporation (stock code: 0939) as financial investment. As at December 31, 2005, the Group held RMB494,356 million in investment assets. The Group’s investment yield was 3.86%, an increase of 37 basis points from 2004.

As at December 31, 2005, the investment portfolio of the Group was as follows:

RMB million
Debt Securities	255,554
Held-to-maturity securities	146,297
Available-for-sale securities	96,425
Financial assets at fair value through income	12,832
Equity Securities	39,548
Available-for-sale securities	26,261
Financial assets at fair value through income	13,287
Term deposits	164,869
Statutory deposits-restricted	5,353
Policy loans	981
Cash and cash equivalents	28,051

Debt securities

Debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds/debts above specific standards, represented 51.69% of the Group’s total investment assets as at December 31, 2005, an increase of 11.62 percentage points from 2004.

Equity Securities

Equity securities investment consists of Chinese domestic investment fund that was invested in securities and investment directly invested in equity market. Such investment represented 8.00% of the Group’s total investment assets as at December 31, 2005, an increase of 3.39 percentage points from 2004.

Term deposits

Term deposits primarily held by commercial banks in China, represented 33.35% of the Group’s total investment assets as at December 31, 2005, a decrease of 13.46 percentage points from 2004.

China Life Insurance Company Limited    Annual Report 2005         15

Business

Review

8.	IT Infrastructure

In 2005, the Company continued to consolidate the establishment and promotion of its core operating system (CCOS, China Life Core Operating System). The implementation of CBPS8 version of business processing system was commenced in full force at the branch level for operation. Development of Health and Accident Insurance System and Corporate Annuity System were duly initiated.

Additional efforts were devoted by the Company to data concentration. The establishment of operation maintenance platform was improved so as to gradually establish a standardized operation maintenance system. In order to gradually build up a flexible IT infrastructure framework, infrastructure facilities, network and security elements were enhanced.

In 2005, the Company strengthened its cooperation with international reputable IT entities, and entered into an IT Strategic Cooperation Agreement with Microsoft for the formation of strategic partnership relationship. Construction of the Company’s value-added data service platform continued so as to enhance the standard of operation and management decisions supporting.

9.	Internal Control and Risk Management

The Company’s supervisory and control system for internal control and risk management is comprised of the Board of Directors, the Audit Committee and Risk Management Committee under the Board of Directors, the Supervisory Committee, the Internal Control and Risk Management Committee under the Management, and the executive and supervisory departments, which consist of the Company’s internal control and compliance department (newly established in January 2006, based on the former risk management department), legal affairs department and internal auditing department.

In 2005, the Company improved its supervision and management on investment risks. Examinations on investment assets were regularly conducted and risk analysis reports were compiled accordingly. Moreover, the Company proactively introduced international leading computer-assisted management system to enhance the management of investment assets and liabilities matching, and to implement the dynamic supervision and control.

In 2005, the internal audit system that has been vertically led and unitarily managed was further improved. At the same time, the Company revised and formulated a series of internal audit systems and working guidelines, namely “Internal Control – Audit Regulations”, “Projects Audit Regulations”, “Internal Control – Ratings Measures”. In 2005, various internal audit work in different forms commenced with reference to the Company’s key risk aspects and control mechanisms. Supervision and examination on the reform and improvement issues of branches were strengthened.

In 2005, the Company continued to pursue optimization of the internal control systems and has been preparing itself towards compliance with Sarbanes-Oxley Act Section 404. During the process of enhancing and optimizing its internal control system, the Company identified and actively addressed certain issues that need to be resolved. The Company believes that the continued improvement and effective operation of its internal control system is beneficial for its risk control and management and in the best interests of its customers and shareholders.

16        China Life Insurance Company Limited    Annual Report 2005

In April 2006, the CIRC announced that it had decided to review the effectiveness of internal controls, as well as regulatory compliance matters relating to business operations of Chinese insurance companies and asset management companies during a three-year period immediately after the announcement. The purposes of such reviews were stated to be to facilitate and supervise the companies in order to improve their awareness of , and strengthen their controls over, matters such as, corporate governance in management , internal controls , regulatory compliance in operations and risk management . The Company is among the companies to be reviewed by the CIRC in 2006.

10.	Building of Integrity

In 2005, in response to the call by CIRC as the “Year of Integrity”, the Company implemented the “Proposal for Further Establishing Integrity” and announced the “Service Commitment of China Life Insurance Company Limited”. 15 service commitments were made by the Company to the public including “Sales with Integrity and Compliance, Easy Communication with Customers, Fast Claims Service and Professional Call Centre Service”. At the same time, an activity with a theme of “Building of Integrity” was held by the Company. Emphasis was placed on enhancing the building of Integrity and control over risks of the sales forces , from which successful results were derived.

Through the building of Integrity, the Company further enhanced its social reputation and social influence, and better fulfilled its social responsibility.

11.	Developing Corporate Annuity Business

In August 2005, the Company obtained the qualification of “Corporate Annuity Account Manager” from the Ministry of Labour and Social Security, PRC. At the same time, AMC, the Company’s subsidiary, obtained the qualification of “Corporate Annuity Investment Manager”, which enables the Company to develop its corporate annuity business.

China Life Insurance Company Limited    Annual Report 2005         17

Management

Discussion & Analysis

“ All staff members of the Company share the same vision, and are determined to fulfill the mission of ‘Focusing on people, Caring for life, Creating value, Serving society’.”
Wu Yan General Manager, Executive Director

Recent Developments

Class Action Litigations

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of the Company and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, China Life Insurance Company. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission (“SEC”) requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We are continuing to fully cooperate with the SEC’s inquiry.

18        China Life Insurance Company Limited    Annual Report 2005

Operating Results

Results of our business operations are subject to a variety of factors. For example, we face increasing competitive pressures from other insurance companies operating in China, which may materially and adversely affect the growth of our business. In addition, our investments are subject to, among other things, volatility in the PRC securities markets, which is still at an early stage of development. Therefore, our operating results of previous financial years may not reflect our current or future operating results. For a full description of the risks affecting our business, see Risk Factors in our prospectus dated December 9, 2003 for our initial public offering, as well as our annual reports on Form 20-F filed with the SEC.

Certain of our accounting policies changed following our adoption of HKFRS which were effective for accounting periods commencing on or after January 1, 2005. Other than reclassification in certain investment and insurance accounts, the adoption of HKFRS had no material impact on our shareholders’ equity and net profits. See Note 2 to the consolidated financial statements for more information.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB15,030 million, or 23.1%, to RMB80,038 million in 2005 from RMB65,008 million in 2004. This increase was primarily due to increases in net premiums earned from the individual life insurance business, group life insurance business and accident and health insurance business, as well as increases in policy fees from the individual and group life insurance businesses. Net premiums earned from participating products of long-term traditional insurance contracts were RMB31,016 million in 2005, an increase of RMB8,653 million, or 38.7%, from RMB22,363 million in 2004. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for endowment products. Of total net premiums earned in 2005, RMB1,896 million was attributable to single premium products and RMB62,027 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2004, RMB2,780 million was attributable to single premium products and RMB47,670 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB13,847 million, or 25.2%, to RMB68,749 million in 2005 from RMB54,902 million in 2004. This increase was primarily due to increase in renewal payments for regular premium products and an increase in policy fees.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB515 million, or 69.4%, to RMB1,257 million in 2005 from RMB742 million in 2004. This increase was primarily due to increases in sales of whole-life insurance products.

China Life Insurance Company Limited    Annual Report 2005         19

Management

Discussion & Analysis

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB668 million, or 7.1%, to RMB10,032 million in 2005 from RMB9,364 million in 2004. Gross written premiums from the accident insurance business increased by RMB158 million, or 3.2%, to RMB5,135 million in 2005 from RMB4,977 million in 2004 and gross written premiums from the health insurance business increased by RMB103 million, or 1.8%, to RMB5,732 million in 2005 from RMB5,629 million in 2004. These increases were primarily due to our increased sales efforts for accident insurance business, offset in part by our adjustment of our sales strategies for health insurance business to reduce our sales of certain health products with relatively higher risks.

Net Investment Income

Net investment income increased by RMB5,368 million, or 47.4%, to RMB16,685 million in 2005 from RMB11,317 million in 2004. This increase was primarily due to an overall growth in investment assets during 2005 and an increase in investment yield.

As of December 31, 2005, total investment assets (including financial assets , cash and cash equivalents but excluding accrued investment income) were RMB494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%. As of December 31, 2004, total investment assets were RMB374,890 million and the investment yield for the year ended December 31, 2004 was 3.49%. This increase was primarily due to increased proportion of our investments in debt securities and decreased proportion of our investments in term deposits among our investment assets, favorable capital market conditions in 2005 compared to 2004, as well as disciplined application of our investment policies and expanded investment channels for insurance companies. Our investment income is affected by many factors, including the volatility of the PRC securities markets. A decline in the PRC securities market in the future could have a material adverse impact on our net investment income, and accordingly our net profit.

Net Realised Losses on Financial Assets/Net Realised Losses on Investments

Net realised losses on financial assets/net realised losses on investments increased by RMB273 million, or 115.2% to RMB510 million in 2005 from RMB237 million in 2004. This results in 2005 reflected net realized gains of RMB61 million on debt securities and net realized losses of RMB571 million on equity securities, which was primarily due to the impairment of certain open-ended investment funds that were purchased at comparatively higher prices in previous years. In 2004, net realized losses was RMB317 million on debt securities which were primarily due to the impairment of government bonds entrusted with Min Fa Security Limited Company, and net realized gains was RMB80 million on securities investment funds.

Net Fair Value Gains on Assets at Fair Value Through Income/Net Unrealised Gains/Losses on Trading Securities

We reflect net fair value gains on assets at fair value through income in current year income. Our net fair value gains on assets at fair value through income was RMB260 million in 2005, compared to net unrealised losses on trading securities of RMB1,061 million in 2004. The results in 2005 reflected net fair value gains on assets at fair value through income of RMB88 million on debt securities, resulting from favorable conditions in debt securities market in 2005, and net fair value gains on assets at fair value through income of RMB172 million on equity securities, resulting from disciplined application of investment techniques and timing of our equity investments in 2005. The results in 2004 reflected of net unrealised gains on trading securities of RMB11 million on debt securities and net unrealised losses on trading securities of RMB1,072 million on equity securities, due to a deep fall in the securities market in 2004.

20        China Life Insurance Company Limited    Annual Report 2005

Other Income

Other income decreased by RMB40 million, or 2.2%, to RMB1,739 million from RMB1,779 million in 2004. This was primarily due to a decrease in policy management fees collected from China Life Insurance (Group) Company (“CLIC”).

Deposits and Policy Fees

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment type contracts). Total deposits decreased by RMB2,791 million, or 3.1%, to RMB85,946 million in 2005 from RMB88,737 million in 2004. This decrease was primarily due to decrease in sales of products of long-term investment type insurance contracts in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business. Policy fees increased by RMB889 million, or 17.1%, to RMB6,083 million in 2005 from RMB5,194 million in 2004. This increase was primarily due to an increase in the proportion of investment type products with higher policy fee charges. Total deposits from participating products decreased by RMB5,452 million, or 6.7%, to RMB75,964 million in 2005 from RMB81,416 million in 2004. Total policy fees from participating products increased by RMB625 million, or 17.1%, to RMB4,276 million in 2005 from RMB3,651 million in 2004.

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB4,498 million, or 6.7%, to RMB62,483 million in 2005 from RMB66,981 million in 2004. This decrease was primarily due to decreased sales of investment-type contracts, as a result of the adjustment of our products to focus more on short-term insurance contracts and long-term traditional insurance contracts (collectively, risk-type insurance contracts). Policy fees from the individual life insurance business increased by RMB887 million, or 18.5%, to RMB5,683 million in 2005 from RMB4,796 million in 2004. These increases were primarily due to an increase of the proportion of investment type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB1,707 million, or 7.8%, to RMB23,463 million in 2005 from RMB21,756 million in 2004. Policy fees from the group life insurance business increased by RMB2 million, or 0.5%, to RMB400 million in 2005 from RMB398 million in 2004. These increases were primarily due to an increase of sales of participating annuity products, offset in part by the increased competition, resulting in a decrease in our policy fee charges for group life insurance products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB11,730 million, or 27.7%, to RMB54,029 million in 2005 from RMB42,299 million in 2004. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB1,495 million, or 21.9%, to RMB8,311 million in 2005 from RMB6,816 million in 2004. This increase was principally due to an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 10.3% in 2005 and 2004. Interests credited to long-term investment type insurance contracts increased by RMB1,190 million, or 32.1%, to RMB4,894 million in 2005 from RMB3,704 million in 2004. This increased was primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB6,939 million, or 38.4%, to RMB25,006 million in 2005 from RMB18,067 million in 2004. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB1,393 million, or 52.4%, to RMB4,053 million in 2005 from RMB2,660 million in 2004, the increase in liability of long-term traditional insurance contracts increased by RMB4,474 million, or 36.2%, to RMB16,844 million in 2005 from RMB12,370 million in 2004, and the interest credited to long-term investment type insurance contacts increased by RMB1,072 million, or 35.3%, to RMB4,109 million in 2005 from RMB3,037 million in 2004.

China Life Insurance Company Limited    Annual Report 2005         21

Management

Discussion & Analysis

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB10,720 million, or 30.2%, to RMB46,161 million in 2005 from RMB35,441 million in 2004. This increase was due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB1,322 million, or 20.6%, to RMB7,744 million in 2005 from RMB6,422 million in 2004 and the increase in liability of long-term traditional insurance contracts increased by RMB8,209 million, or 32.4%, to RMB33,550 million in 2005 from RMB25,341 million in 2004.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business increased by RMB581 million, or 132.0%, to RMB1,021 million in 2005 from RMB440 million in 2004. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB173 million, or 43.9%, to RMB567 million in 2005 from RMB394 million in 2004 and the increase in liability of long-term traditional insurance contracts increased by RMB407 million, or 2,035.0%, to RMB427 million in 2005 from RMB20 million in 2004. This increase was primarily due to the launch and satisfactory sales of a new group product in 2005, for which we started to allocate reserves in the same year.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB429 million, or 6.7%, to RMB6,847 million in 2005 from RMB6,418 million in 2004. This increase was primarily due to increases in business volume and further strengthening of claim reserves, offset in part by a decrease in claims ratio in our accident and health insurance business.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB357 million, or 58.0%, to RMB973 million in 2005 from RMB616 million in 2004. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB369 million, or 64.7%, to RMB939 million in 2005 from RMB570 million in 2004.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts with discretionary participation feature. Increase in deferred income increased by RMB728 million, or 9.3%, to RMB8,521 million in 2005 from RMB7,793 million in 2004. This increase was primarily due to an increase in business volume and the accumulation of liabilities.

22        China Life Insurance Company Limited    Annual Report 2005

from left to right Mr. Liu Jiade, Mr. Lin Dairen, Mr. Wu Yan, Mr. Wan Feng, Ms. Liu Yingqi, Mr. Su Hengxuan.

Policyholder Dividends resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB3,311 million, or 161.7%, to RMB5,359 million in 2005 from RMB2,048 million in 2004. This increase was primarily due to increases in our reserves for participating products as a result of increase in business volume, as well as an increase in investment yield, which led to an increase in dividend scales.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs increased by RMB1,503 million, or 24.0%, to RMB7,766 million in 2005 from RMB6,263 million in 2004. This increase was primarily due to an increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB373 million, or 25.3%, to RMB1,845 million in 2005 from RMB1,472 million in 2004. Underwriting and policy acquisition costs were 2.3% of net premiums earned and policy fees in both of 2005 and 2004.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB367 million, or 34.9%, to RMB1,418 million in 2005 from RMB1,051 million in 2004. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of long-term traditional insurance contracts and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB6 million, or 1.4%, to RMB427 million in 2005 from RMB421 million in 2004. This increase was primarily due to the increase in business volume.

China Life Insurance Company Limited    Annual Report 2005         23

Management

Discussion & Analysis

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as compensation and other administrative expenses. Administrative expenses increased by RMB652 million, or 9.9%, to RMB7,237 million in 2005 from RMB6,585 million in 2004. This increase primarily reflected the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business (including expenses incurred for our policy management services for China Life Insurance (Group) Company), increased by RMB667 million, or 509.2%, to RMB798 million in 2005 from RMB131 million in 2004. This increase primarily reflected an increase in foreign exchange losses resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, decreased by RMB135 million, or 5.9%, to RMB2,145 million in 2005 from RMB2,280 million in 2004. This decrease was primarily due to increased interest income from government bonds which are not taxable. Our effective tax rate for 2005 was 18.6% as compared with a statutory tax rate of 33%.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB2,135 million, or 29.8%, to RMB9,306 million in 2005 from RMB7,171 million in 2004. This increase was primarily due to the increases in net profits of individual life and accident and health insurance businesses.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB2,167 million, or 25.5%, to RMB10,670 million in 2005 from RMB8,503 million in 2004. This increase was primarily due to an increase in business volume of regular premium products.

Group Life Insurance Business

Net loss in the group life insurance business increased by RMB217 million, or 73.3%, to RMB513 million in 2005, from RMB296 million in 2004. This increase was primarily due to an increase in the proportion of group life revenues derived from sales of new products in group life insurance business, resulting in relatively higher level of in reserves of group life insurance business, as well as increased competition in group life insurance business, which led to an increase in acquisition costs of group life insurance business.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB108 million, or 9.2%, to RMB1,280 million in 2005 from RMB1,172 million in 2004. The increase in profitability was primarily due to a decrease in the claims ratio in our accident and health insurance businesses. The overall performance of the accident business remained strong. The adverse performance of our overall health business was improved due to our increased control of health products and the adjustment of sales strategy to reduce the sales of certain products with relatively higher risks.

24        China Life Insurance Company Limited    Annual Report 2005

Liquidity and Capital Resources

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2005, the amount of cash and cash equivalents was RMB28,051 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2005, the amount of term deposits was RMB164,869 million.

Our investment portfolio also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2005, investments in debt securities had a fair value of RMB267,042 million. As of December 31, 2005, investments in equity securities had a fair value of RMB39,548 million. However, the People’s Republic of China (“PRC”) securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities was RMB31,828 million in the year ended December 31, 2005, a decrease from RMB32,914 million in the year ended December 31, 2004. This decrease was primarily due to our increased investment in financial assets at fair value through income/trading securities.

Net cash used in investment activities was RMB91,340 million in the year ended December 31, 2005, a decrease from RMB114,078 million in the year ended December 31, 2004. This decrease was primarily due to a decrease in our investments in term deposits.

China Life Insurance Company Limited    Annual Report 2005         25

Management

Discussion & Analysis

Net cash provided by financing activities was RMB60,717 million in the year ended December 31, 2005 and RMB65,765 million in the year ended December 31, 2004. This decrease in cash provided by financing activities was primarily due to an increase in surrenders in long-term investment type insurance contracts and investment contracts.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million. As of the date of this Annual Report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts dominated in foreign currencies in China, part of which are held as structured deposits, approximately US$300 million of the cash proceeds was converted into Renminbi to avoid foreign exchange risks, and the remaining part was used for investments of approximately US$250 million in H shares of China Construction Bank Corporation as well as approximately US$125 million in foreign-currency dominated debts in China.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. The following table shows the Company’s solvency ratio as of December 31, 2005:

(RMB in millions, except percentage data)	As of December 31, 2005

Actual solvency	59,561
Minimum solvency	21,782
Solvency ratio	273%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

Our solvency level as of December 31, 2005 was approximately 2.73 times the minimum regulatory requirement. Among the twelve financial ratios, eleven financial ratios were within their usual ranges and our surrender ratio was slightly outside of the usual range provided by the CIRC. Surrenders from both our individual and group life insurance businesses increased in 2005. The increase in surrenders of investment-type contracts in our individual life insurance business was primarily due to the increase in alternative investment channels available to policyholders offering a more competitive yield. The increase in surrenders in our group life insurance business was primarily due to surrenders of relatively larger policies by certain state-owned companies following their restructuring, which resulted in changes of insurance planning strategies of these state-owned enterprises; the continued impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals, as well as the commencement of preferential income tax treatments for enterprise annuity plans in certain provinces in the second half of 2005.

26        China Life Insurance Company Limited    Annual Report 2005

Embedded

Value

Background

China Life prepares financial statements to public investors in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”). An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the financial effect of the Policy Management Agreement Between CLIC and China Life, the Property Leasing Agreement Between CLIC and China Life, the Trademark License Agreement Between CLIC and China Life and the Non-competition Agreement Between CLIC and China Life, nor the impact of transactions between China Life and China Life Insurance Asset Management Company.

Definitions of Embedded Value and value of One Year’s Sales

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•	Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other liabilities.

China Life Insurance Company Limited    Annual Report 2005         27

Embedded

Value

According to the PRC accounting basis, an impairment provision is not required until the market value of a long-term investment has been consistently lower than its book value for more than two years. On the other hand, when the market value of a long-term investment is higher than its book value, the excess is not reflected in the accounts. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level. The cost of maintaining this solvency margin considers the support provided by the Staff Welfare Fund.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

Assumptions

The calculations are based upon assumed investment returns of 4.0% in 2005, grading to 5.2% in 2013 (remaining level thereafter) for the long-term business and 0.72% for the short-term business. An average of 22% of the investment returns is assumed to be exempt from income tax, which leads to an effective tax rate of approximately 26% on the investment returns for the long-term business. These returns and tax rates are based on the Company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%. Other assumptions are determined by considering recent operating experience of the Company and expected future outlook.

Preparation

The embedded value and the value of one year’s sales were prepared by China Life with assistance from the Tillinghast business of Towers Perrin, an international firm of consulting actuaries. Tillinghast considers that the methodology adopted to determine these values is reasonable in the context of the current environment as a commonly adopted methodology for the purpose of providing an embedded value disclosure in the normal course of financial reporting. Tillinghast also considers that the assumptions adopted to determine these values, taken as a whole, are reasonable for this purpose.

28        China Life Insurance Company Limited    Annual Report 2005

Summary of Results

The embedded value as at December 31, 2005 and the value of one year’s sales for the 12 months to December 31, 2005 are shown below.

Table 1

Embedded Value as at December 31, 2005 and Value of One Year’s Sales in the 12 months to December 31, 2005 (RMB million)

Item		RMB Million

A	Adjusted Net Worth	70,143
B	Value of In-Force Business before Cost of Solvency Margin	53,081
C	Cost of Solvency Margin	(9,270)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	43,811
E	Embedded Value (A + D)	113,954

F	Value of One Year’s Sales before Cost of Solvency Margin	9,324
G	Cost of Solvency Margin	(1,834)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	7,489

Note:    Numbers may not be additive due to rounding.

China Life Insurance Company Limited    Annual Report 2005         29

Embedded

Value

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2005 (RMB million)

Item		RMB Million

A	Embedded Value at Start of Year	90,073
B	Expected Return on Embedded Value	6,152
C	Value of New Business in the Period	7,489
D	Operating Experience Variance	(208)
E	Investment Experience Variance	259
F	Assumption and Model Changes	(1,558)
G	Market Value Adjustment	11,692
H	Other	54
I	Embedded Value as at 31 December 2005 (sum A through H)	113,954

Notes:	1) Numbers may not be additive due to rounding.
2)	Items B through H are explained below:

B    Reflects 11.5% of the opening value of in-force business and value of new business sales in 2005 plus the return on investments supporting the 2005 opening adjusted net worth.

C    Value of new business sales in 2005.

D    Reflects the difference between actual 2005 experience (including lapse, mortality, morbidity and expense etc.) and the assumptions.

E    Compares actual with expected investment returns during 2005.

F    Reflects the effect of projection model enhancements and assumption revisions for selected products and a small increase in assumed investment returns.

G    Change in the market value adjustment from the end of year 2004 to the end of the year 2005.

H    Other miscellaneous items.

30        China Life Insurance Company Limited    Annual Report 2005

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of In-force Business after Cost of Solvency Margin	Value of One Year’s Sales after Cost of Solvency Margin

Base case scenario	43,811	7,489
Risk discount rate of 12.5%	39,524	6,659
Risk discount rate of 10.5%	48,716	8,446
10% increase in investment return	51,828	8,849
10% decrease in investment return	35,784	6,129
10% increase in expenses	43,100	6,967
10% decrease in expenses	44,520	8,011
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	43,227	7,390
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	44,399	7,589
10% increase in lapse rates	42,794	7,247
10% decrease in lapse rates	44,897	7,750
10% increase in morbidity rates	42,797	7,335
10% decrease in morbidity rates	44,836	7,645
Solvency margin at 150% of statutory minimum	37,734	6,279
10% increase in claim ratio of short term business	43,644	7,142
10% decrease in claim ratio of short term business	43,978	7,837

China Life Insurance Company Limited    Annual Report 2005         31

Creating value,

        Serving society

32        China Life Insurance Company Limited    Annual Report 2005

China Life Insurance Company Limited    Annual Report 2005         33

Report

of the Board of Directors

from left to right Mr. Shi Guoqing, Mr. Miao Fuchun, Mr. Ma Yongwei, Mr. Long Yongtu, Mr. Yang Chao, Mr. Wu Yan, Mr. Sun Shuyi, Mr. Chau Tak Hay, Mr. Cai Rang.

1.	Principal Business

The Company is a leading life insurance company in China’s life insurance market. Its individual and group life insurance policies, annuity products, and long-term health insurance policies are sold through the most extensive distribution network in China, which includes exclusive agents, direct sales representatives and dedicated and non-dedicated agencies. The Company also provides individual and group accident and short-term health insurance policies. In addition, the Company has become China’s largest insurance asset management company through its controlling shareholding in AMC, as well as one of the largest institutional investors in China. The analysis of operations by business segments during the year is set out in note 5 to the financial statements.

2.	Results and Allocation

The results of the Group for the year are set out in the Group’s consolidated income statements on page 86.

3.	Dividends

The Board of Directors proposed a final dividend of RMB0.05 per share be paid to shareholders whose names appeared on the register of members of the Company on Wednesday, May 17, 2006. This proposal is subject to shareholders’ approval at the 2005 annual general meeting.

4.	Reserves

Details of the reserves of the Group are set out in note 30 to the consolidated financial statements below.

5.	Charitable Donations

The total amount of charitable donations of the Company for the year was RMB12.67 million.

6.	Fixed Assets

Details of the movement in fixed assets of the Company are set out in note 6 to the consolidated financial statements.

34        China Life Insurance Company Limited    Annual Report 2005

7.	Share Capital

Details of share capital of the Company are set out in note 29 to the consolidated financial statements.

8.	Bank Borrowings

As at December 31, 2005, the Group did not have any bank borrowings.

9.	Purchase, Sales or Redemption of the Company’s Shares

During the reporting period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s securities.

10.	Stock Appreciation Rights

At the nineteenth meeting of the first session of the Board of Directors held on January 5, 2006, the “Implementation for the Initial Grant under the Share Appreciation Rights Plan” was passed and adopted. Share appreciation rights were initially granted to the chairman of the Board of Directors, executive directors, non-executive directors, chairman of the Supervisory Committee, internal supervisors, the President, vice presidents, the Board of Directors secretary, appointed actuary required by CIRC, appointed legal officer required by CIRC, the principal responsible officers of different departments and of provincial branches (including branches at cities under separate planning), who were employed by the Company as on July 1, 2005. The initial grant of share appreciation rights took place on July 1, 2005 with an aggregate of approximately 4.07 million shares granted, accounting for approximately 0.02% of the issued share capital. Share appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

11.	Biographical Details of Directors, Supervisors and Members of the Senior Management

Brief descriptions of the Directors, Supervisors and members of the senior management of the Company are set out from pages 66 to 72.

12.	Directors’ Service Contracts

Mr. Long Yongtu and Mr. Chau Tak Hay, independent non-executive Directors of the Company, entered into independent non-executive Directors’ service contracts with the Company on February 6, 2004 in Beijing respectively. The term of appointment of these two independent non-executive Directors is three years, commencing from the date of the general meeting (i.e. August 18, 2003) at which resolutions were passed for their appointment as independent non-executive Directors of the Company. Upon the expiration of the term and with the consent of both parties, independent non-executive Directors may be re-appointed.

Mr. Sun Shuyi, Mr. Cai Rang and Mr. Fan Yingjun, independent non-executive Directors of the Company, entered into independent non-executive Directors’ service contracts with the Company on October 9, 2004 in Beijing respectively. The term of appointment of these three independent non-executive Directors is three years, commencing from the date of the general meeting (i.e. June 18, 2004) at which resolutions were passed for their appointment as independent non-executive Directors of the Company. Upon the expiration of the term and with the consent of both parties, such independent non-executive Directors may be re-appointed. Mr. Fan Yingjun resigned as independent non-executive Director on July 29, 2005.

China Life Insurance Company Limited    Annual Report 2005         35

Report

of the Board of Directors

Save as mentioned above, none of the other Directors of the Company has entered into any service contract with the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

13.	Directors’ and Supervisors’ Interests in Material Contracts

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its subsidiaries at any time during the reporting period.

14.	Directors’ and Supervisors’ Rights to Acquire Shares

At no time during the year had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

15.	Directors’ and Supervisors’ Interests in Shares

During the year, none of the Directors or Supervisors had any interests in the shares and underlying shares or debentures of the equity derivatives of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of HongKong (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, Appendix 10 to the Listing Rules.

16.	Pre-emptive Rights and Arrangements on Options of Shares

According to the Articles of Association of the Company and the relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement on options of shares.

17.	Substantial Shareholders and Persons who have an Interest or Short Position Discloseable under Divisions 2 and 3 of Part XV of the SFO

As at December 31, 2005, the following persons (other than the Directors, Supervisors and Chief Executive) had interests in the share capital of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Long Positions No. of Domestic Shares	Percentage of total number of Domestic Shares in issue

China Life Insurance (Group) Company	Beneficial Owner	19,323,530,000	100%

36        China Life Insurance Company Limited    Annual Report 2005

Name of Substantial of Shareholders	Capacity	Long Positions No. of H Shares	Percentage of total number H shares in issue

Lee Shau Kee (Note 1)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%

Lee Tat Man (Note 1)	Interest of controlled corporations	428,358,620	5.76%
Lee Woon King (Note 1)	Interest of controlled corporations	428,358,620	5.76%
Leeworld (Cayman) Limited (Note 1)	Trustee	428,358,620	5.76%
Leesons (Cayman) Limited (Note 1)	Trustee	428,358,620	5.76%
Lee Financial (Cayman) Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%
Shau Kee Financial Enterprises Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%

Richbo Investment Limited (Note 1)	Beneficial owner	428,358,620	5.76%

J.P. Morgan Chase & Co. (Note 2)	Investment manager, custodian and asset proprietor	452,426,960	6.08%

Note 1:

These references to 428,358,620 H Shares relates to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee, Mr. Lee Tat Man and Ms. Lee Woon King each held one-third of the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, each of Mr. Lee Shau Kee, Mr. Lee Tat Man, Ms. Lee Woon King, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo was taken to have an interest in these 428,358,620 H shares under the SFO.

Note 2:

Of these shares, 211,875,000 H Shares, 21,058,512 H Shares, 1,883,000 H Shares, 6,600,000 H Shares, 124,560,000 H Shares, 3,742,000 H Shares, 797,000 H Shares, 31,929,448 H Shares, 250,000 H Shares, 49,679,000 H Shares and 53,000 H Shares are respectively held by JPMorgan Chase Bank, N.A., JP Morgan Investment Management Inc., J.P. Morgan Investment Management Limited, JF Asset Management (Singapore) Limited – Co Reg# 197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., JPMorgan Asset Management (UK) Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (London) Limited, all of which are either controlled or indirectly controlled subsidiaries of J.P. Morgan Chase & Co.

Included in the 452,426,960 H Shares are 201,005,000 H Shares (2.7%) which are the lending pool under section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

Save as disclosed above, the Directors are not aware of any other person (other than the Directors, Supervisors and Chief Executive) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2005         37

Report

of the Board of Directors

18.	Information of Tax Deduction

Items for tax deduction while calculating the enterprise income tax of 2005 of the Company:
Gross wages before tax:	RMB3,118 million
Interest income received from Government bonds:	RMB3,921 million
Dividend income of funds:	RMB225 million

19.	Management Contracts

No management contracts for the entire or principal businesses of the Company were entered into during the year.

20.	Connected Transactions

Details of the connected transactions of the Company are set out in the section “Connected Transactions” and note 28 to the consolidated financial statements.

21.	Remuneration of the Directors, Supervisors and Members of the Senior Management

Details of the remuneration of the Directors, supervisors and members of the senior management for the year ended December 31, 2005 are set out in note 34 to the consolidated financial statements below.

22.	Board Committees

The Board of Directors of the Company has established Audit Committee, Management Training and Remuneration Committee, Risk Management Committee and Strategic Committee.

The Audit Committee is responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Committee is currently comprised of Mr. Sun Shuyi, Mr. Chau Tak Hay and Mr. Cai Rang.

The Management Training and Remuneration Committee is mainly responsible for the formulation of training and remuneration policy for the senior management of the Company and the administration of the remuneration system of the senior management of the Company. The Committee is currently comprised of Mr. Cai Rang, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Wu Yan and Mr. Miao Fuchun.

The Risk Management Committee is mainly responsible for assisting the Management to manage internal and external risks. The Committee is currently comprised of Mr. Wu Yan, Mr. Chau Tak Hay and Mr. Cai Rang.

The Strategic Committee is mainly responsible for the formulation of the overall development plan and decision- making procedures of investment. The Committee is currently comprised of Mr. Long Yongtu, Mr. Miao Fuchun and Mr. Shi Guoqing.

38        China Life Insurance Company Limited    Annual Report 2005

23.	Major Litigation

Details of the class action litigations in the United States are set out from page 7 of this annual report.

24.	Major Customer

During the reporting period, the premium income and policy fee of the Company’s five largest customers accounted for less than 30% of the Company’s total premium income and policy fees for the year. None of the directors of the Company or any of their associates or any shareholders (which to the best knowledge of the directors, own more than 5% of the Company’s issued share capital) had any beneficial interest in the Company’s five largest customers.

25.	Sufficient of Public Float

Based on the information that is publicity available to the Company and within the knowledge of the directors as the latest practicable date prior to the issue of this annual report, being April 18, 2006, not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

26.	Compliance with the Code on Corporate Governance Practices

Save as disclosed in the Corporate Governance Report, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the reporting period. Details of the “Report of Corporate Governance of China Life Insurance Company Limited” are set out from pages 44 to 61 of this annual report.

27.	Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international and PRC auditors to the Company respectively for the year ended December 31, 2005. A resolution for the re-appointment of PricewaterhouseCoopers as the inter national auditors and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting on June 16, 2006.

By Order of the Board of Directors

Yang Chao

Chairman

Beijing, China

April 18, 2006

China Life Insurance Company Limited    Annual Report 2005         39

Report

          of the Supervisory Committee

from left to right Mr. Jia Yuzeng, Mr. Tian Hui, Ms. Xia Zhihua, Mr. Ren Hongbin, Mr. Wu Weimin.

During the 2005, all members of the Supervisory Committee have, in accordance with the provisions of the Company Law of the PRC and the Company’s Articles of Association, duly performed their supervisory duties and effectively protected the interests of the shareholders and the Company. In doing so, they have been guided by their responsibility towards the shareholders and strict principles of integrity.

1.	Meetings Convened by the Supervisory Committee

Four meetings were held by the Supervisory Committee of the Company during the year:

(i)	the seventh meeting of the first session of the Supervisory Committee was held on March 1, 2005 to review and approve the “Report on the 2005 Financial Budget”, “Report on the Proposed Profit Distribution Policy for 2004”, “Investment Plan for 2005” and “Proposal for the Distribution of Dividends to policyholders for 2004”;

(ii)	the eighth meeting of the first session of the Supervisory Committee was held on March 30, 2005 to approve the resignation of Mr. Zhou Xinping as an Employee Representative Supervisor of the Company as a result of changes to his work responsibilities;

(iii)	the ninth meeting of the first session of the Supervisory Committee was held on April 18, 2005 to review and approve the Report of the Board of Directors of the Company, the Management Operations Report for 2004, the 2004 Financial Statements prepared under PRC generally accepted accounting principles and the Auditors’ Report under PRC generally accepted auditing standards thereon, the 2004 Financial Statements prepared under HK generally accepted accounting principles and the Auditors’ Reports under Hong Kong generally accepted auditing standards and US generally accepted auditing standards thereon, the 2004 Annual Report and the Report of the Supervisory Committee for 2004; approve the amendment proposal to the “Rules of Procedures for the Supervisory Committee of China Life Insurance Company Limited (Provisional)”; approve the remunerations for the PRC and the international auditors for 2004; approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers respectively as the PRC and international auditors of the Company for 2005 and to submit the same for approval at the annual general meeting;

40        China Life Insurance Company Limited    Annual Report 2005

(iv)	the tenth meeting of the first session of the Supervisory Committee was held on August 29, 2005 to review and approve the “2005 Interim Report of the Group”; “2005 Interim Financial Statements”, the “Report on the 2005 Interim Financial Statements and PricewaterhouseCoopers Review Report of 2005 Interim Financial Statements”, the Report of “Management Discussion and Analysis”.

In addition, five meetings were held by the Supervisory Committee of the Company since January 1, 2006 until the date of this report;

(i)	the eleventh meeting of the first session of the Supervisory Committee was held on January 5, 2006 to approve the resignation of Ms. Liu Yingqi as the Chairperson and member of the Supervisory Committee due to the changes in her work responsibilities and to nominate Ms. Xia Zhihua as a member of the Supervisory Committee;

(ii)	the twelfth meeting of the first session of the Supervisory Committee was held on January 6, 2006 to review and approve the “2006 Financial Budget Report” of the Company;

(iii)	the thirteenth meeting of the first session of the Supervisory Committee was held on March 16, 2006 to approve the resolution to elect Ms. Xia Zhihua as Chairperson of the Supervisory Committee and to review and approve “The 2006 Renminbi Investment Plan and Foreign Currency Investment Plan”;

(iv)	the fourteenth meeting of the first session of the Supervisory Committee was held on April 7, 2006 to review the “Report on the proposed Profit Distribution Policy for 2005” and “Proposal for the Distribution of Dividends to policyholders for 2005”;

(v)	the fifteenth meeting of the first session of the Supervisory Committee was held on April 18, 2006 to review and approve the Report of the Board of Directors of the Company, the Management Operation Report for 2005, the 2005 Financial Statements prepared under PRC generally accepted accounting principles and the Auditors’ Report under PRC generally accepted auditing standards thereon, the 2005 Financial Statements prepared under HK generally accepted accounting principles and the Auditors’ Reports under Hong Kong generally accepted auditing standards and US generally accepted auditing standards thereon, the 2005 Annual Report and the Report of the Supervisory Committee for 2005; approve the resolution for the nomination of members of the second session of the Supervisory Committee and to submit the same for approval by the annual general meeting; approve the remunerations for the PRC auditors and the international auditors for 2005; approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers respectively as the PRC and international auditors of the Company for 2006 and to submit the same for approval at the annual general meeting.

China Life Insurance Company Limited    Annual Report 2005         41

Report

          of the Supervisory Committee

2.	Changes of the Supervisory Committee and Amendments to its Rules of Procedures

The Supervisory Committee currently consists of five members. On March 30, 2005, it approved the resignation of Mr. Zhou Xinping as an Employee Representative Supervisor as a result of changes to his work responsibilities. On the same date, Mr. Jia Yuzeng was elected as an Employee Representative Supervisor according to the results of the election at the Employee Representative Meeting. On the nineth meeting of the first session of the Supervisory Committee held on April 18, 2005, the “Rules of Procedure for the Supervisory Committee of China Life Insurance Company Limited (Provisional)” was amended.

The eleventh meeting of the first session of the Supervisory Committee was held on January 5, 2006 to approve the resignation of Ms. Liu Yingqi as the Chairperson and member of the Supervisory Committee of the Company due to changes to her work responsibilities and to nominate Ms. Xia Zhihua as a member of the Supervisory Committee. The first extraordinary general meeting of the Company was held on March 16, 2006 to approve the resolution for the election of Ms. Xia Zhihua as member of the Supervisory Committee. The thirteenth meeting of the first session of the Supervisory Committee held on the same date approved the election of Ms. Xia Zhihua as Chairperson of the Supervisory Committee.

On April 18, 2006, Ms. Xia Zhihua, Mr. Wu Weimin and Mr. Tian Hui were nominated by the Supervisory Committee to be members of the second session of the Supervisory Committee of the Company and subject to approval by the shareholders at the annual general meeting to be held on June 16, 2006.

An Employee Representative Meeting for the election of the members of the second session of the Supervisory Committee will be held no later than June 16, 2006.

3.	Independent Opinion of the Supervisory Committee Regarding Certain Matters During 2005

During the reporting period, the Supervisory Committee of the Company performed its duties in a stringent manner and monitored the legality of the Company’s operations in accordance with the terms of reference prescribed by the PRC Company Law and the Company’s Articles of Association. The Supervisory Committee was of the opinion that:

(i)	The Company’s operations are in compliance with the law: the Supervisory Committee of the Company in accordance with the relevant laws and regulations of the state monitored procedures relating to the convening of, and the passing of resolution at general meetings, the implementation by the Board of Directors of shareholders’ resolutions, the carrying out of duties by senior manager and the management systems of the Company and considered that the Company’s operations were in accordance with the Company Law, Securities Law and the Articles of Association. In 2005, the Board of Directors of the Company duly implemented all resolutions passed at general meetings and its decisions were in line with the relevant provisions of the Company Law and the Articles of Association. During the reporting period, all Directors, general managers, deputy general managers and senior management of the Company maintained strict principles of diligence and integrity and the Company is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association of the Company or damaged the interests of the Company and shareholders in the course of discharging their duties.

42        China Life Insurance Company Limited    Annual Report 2005

(ii)	The financial statements are true and objective. The Supervisory Committe reviewed the unqualified opinions expressed by PricewaterhouseCoopers based on their audits conducted in accordance with generally accepted auditing standards and considered that all material matters as disclosed in the Company’s financial statements are objective and fairly reflect the state of the Company’s financial position and operating results.

By order of the Supervisory Committee

Xia Zhihua

Chairperson of the Supervisory Committee

Beijing, China

April 18, 2006

China Life Insurance Company Limited    Annual Report 2005         43

Report

          of Corporate Governance

Corporate Governance Overview

The Company, Mainland China’s largest life insurance company, provides insurance products and services to over 100 million long-term policy holders. The Company strives to maximize shareholder value, and at the same time is committed to meeting the increasingly sophisticated insurance needs of our customers by providing a broad range of products and services.

Meanwhile we implement good corporate governance and strongly believe that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company achieve the goals mentioned above, operate in a more efficient manner and boost the confidence of investors.

This year’s annual report is the first time in which the Company has included a corporate governance report. During the year 2005, the Company complied with all the code provisions under the Code on Corporate Governance Practices (the “Code”) published by The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) except, as described below, the provisions which require that the roles of chairman and chief executive officer should not be performed by the same individual (such provision has been complied with since January 5, 2006) and that a majority of the members of the Management Training and Remuneration Committee should be independent non-executive directors (such provision has been complied with since March 16, 2006). In particular, it is worth mentioning that the Company has exceeded code requirements in the following aspects:

•	Currently the board of directors of the Company (the “Board of Directors”) consists of 9 members and 5 of them are independent non-executive directors. This exceeds the minimum requirements of the Hong Kong Stock Exchange Listing Rules relating to the appointment of at least 3 independent non-executive directors and also exceeds the recommended best practice under the Code that one third of the board be represented by independent non-executive directors.

•	In order to comply with the code provision that the roles of chairman and chief executive officer should not be performed by the same individual and to promote the corporate governance practices of the Company, Mr. Yang Chao resigned as President of the Company on January 5, 2006 and on the same day Mr. Wu Yan was appointed as President in his place. Accordingly, the roles of Chairman and President of the Company were performed by Mr. Yang Chao and Mr. Wu Yan, respectively.

•	In order to further enhance the Company’s corporate governance framework, define the duties and powers of the Board of Directors, formulate deliberation processes and working procedures of the Board of Directors and the board committees, and in order to effectively implement the duties and responsibilities conferred by the shareholders on the Board of Directors and board committees, the Board of Directors adopted and implemented the “Rules and Procedures of Board Meetings” and rules and procedures for meetings of other board committees, which provides clear procedural guidelines for the effective functioning of the board and other board committees.

44        China Life Insurance Company Limited    Annual Report 2005

The Company’s Corporate Governance Structure

Note:	At the board meeting dated March 16, 2006, a resolution was passed to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, and to amend the relevant references in the Articles of Association. Such proposal will be submitted for approval by the shareholders at the annual general meeting to be held on 16 June, 2006.

Board of Directors

The duties of the Board of Directors mainly include the following: convening shareholders’ general meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies and annual budgets, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management related matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The responsibilities of non-executive directors include, without limitation, regular attendance at meetings of the Board of Directors and of board committees of which they are members; provision of independent opinions at meetings of the Board of Directors and other board committees, resolution of any potential conflict of interest, service on the Audit Committee, Management Training and Remuneration Committee and other board committees and inspection, supervision and reporting on the performance of the Company. The Board of Directors is accountable to the shareholders of the Company and report to them at general meetings.

The Board of Directors is collectively responsible for preparing the consolidated financial statements of the Group, which were prepared on a going concern basis, set out on pages 82 to 151 of this annual report.

The Board of Directors currently consists of nine members, with two executive directors, two non-executive directors and five independent non-executive directors (including Mr. Ma Yongwei, who has been appointed as the Company’s independent non-executive director at the shareholders’ general meeting held on March 16, 2006). Details of the chairman, executive directors, non-executive directors, independent non-executive directors, the president and other senior management personnel are set out on pages 66 to 72 of the annual report. As far as the Company is aware, no financial, business, family or other material relationship exists among board members including between the Chairman, Mr. Yang Chao and the President, Mr. Wu Yan.

China Life Insurance Company Limited    Annual Report 2005         45

Report

          of Corporate Governance

During the year 2005, all independent non-executive directors of the Company were professionals with extensive experience in various aspects, such as economics, insurance, management, finance and accounting matters. The Company complies with the requirement of the Hong Kong Stock Exchange Listing Rules which requires that at least one of its independent non-executive directors have appropriate professional qualifications or accounting or related financial management expertise. As required under the Hong Kong Stock Exchange Listing Rules, the Company has obtained a written confirmation from each of its independent non-executive directors in respect of his/her independence, and the Company is of the opinion that all its independent non-executive directors are independent to the Company. Pursuant to the Articles of Association, directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. The two non-executive directors of the Company, Mr. Miao Fuchun and Mr. Shi Guoqing commenced service on June 30, 2003 and August 26, 2004, respectively (Mr. Miao Fuchun was re-designated from executive director to non-executive director from January 5, 2006 and at the same time resigned as vice president of the Company). The term of service of the five independent non-executive directors of the Company are as follows: Mr. Long Yongtu and Mr. Chau Tak Hay commenced service on August 18, 2003, Mr. Sun Shuyi and Mr. Cai Rang commenced service on June 18, 2004, and Mr. Ma Yongwei commenced service on March 16, 2006. Mr. Wang Xianzhang and Mr. Fan Yingjun resigned as the Chairman/a director and an independent non-executive director of the Company, respectively, effective from July 29, 2005.

Meeting of the Board of Directors are held both on a regular or ad hoc basis. Regular meetings are convened by the Chairman at least four times a year, at approximate quarterly intervals and 14 days notice is given to all directors before such meetings. Agendas and related documents are sent to directors three days prior to such meetings. In 2005, all notices, agendas and related documents in respect of such regular board meetings were sent in compliance with the above requirements.

Regular board meetings are held mainly to review the interim or annual reports of the Company and to deal with other related matters. Board meetings held at the year-end are to evaluate the report on work done during the year, to review the planning of the financial budget and work arrangements by the Management for the forthcoming year. Regular board meetings do not include the practice of obtaining board consent through the circulation of written resolutions. Upon requisition by the Chairman, the general manager or more than one-third of the members of the Board of Directors, an ad hoc board meeting may be held. If the resolution to be considered at such ad hoc board meetings has been circulated to all the directors and more than half of the directors having voting rights sign and consent to such resolution, the board meeting need not be convened and such resolution in writing shall become an effective resolution. If a substantial shareholder or a director is materially interested in a matter to be considered by the board, the director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted as quorum for the board meeting.

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All directors shall have access to the advice and services of the company secretary and the Board of Directors’ secretary. Detailed minutes of board meetings are kept by the board secretary regarding matters considered by the board and decisions reached, including any concerns raised by directors or dissenting views expressed. Minutes of board meetings are open upon reasonable notice for inspection and for comments by any director of the Company. In 2005, five board meetings were held to discuss matters relating to newly elected directors, amendment to the Articles of Association, financial and investment related matters. Attendance records of individual directors at board meetings held in 2005 are as follows:

	Meetings Attended	Attendance Rate

Independent non-executive directors
Long Yongtu	5/5	100%
Chau Tak Hay	5/5	100%
Sun Shuyi	5/5	100%
Cai Rang	5/5	100%
Ma Yongwei (Note 1)	Not Applicable	Not Applicable
Fan Yingjun (Note 2)	1/4	25%

Non-executive directors
Wu Yan	5/5	100%
Shi Guoqing	5/5	100%

Executive directors
Yang Chao (Note 3)	1/1	100%
Miao Fuchun	5/5	100%
Wang Xianzhang (Note 4)	4/4	100%

In respect of year 2006 up to the date of publication of this annual report, three board meetings were held to discuss matters in relation to appointment of new directors, amendment to the Articles of Association and financial and investment related matters.

Attendance records of individual directors at board meetings held in 2006 are as follows:

	Meetings Attended	Attendance Rate

Independent non-executive directors
Long Yongtu	3/3	100%
Chau Tak Hay	3/3	100%
Sun Shuyi	3/3	100%
Cai Rang	3/3	100%
Ma Yongwei (Note 1)	2/2	100%

Non-executive directors
Miao Fuchun	3/3	100%
Shi Guoqing	3/3	100%

Executive directors
Yang Chao	3/3	100%
Wu Yan	3/3	100%

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Note:

(1)	At the First Extraordinary General Meeting 2006 of the Company held on 16 March, 2006, Mr. Ma Yongwei was appointed as an independent non-executive director, effective from 16 March, 2006.

(2)	Due to his other commitments, Mr. Fan Yingjun resigned as an independent non-executive director of the Company on 29 July, 2005 and his resignation was accepted by the board on 29 July, 2005.

(3)	At the First Extraordinary General Meeting 2005 of the Company held on 29 July, 2005, Mr. Yang Chao was appointed as a director of the Company, effective from 29 July, 2005.

(4)	Due to his age, Mr. Wang Xianzhang resigned as chairman and an executive director of the Company on 29 July, 2005 and his resignation was accepted by the board on 29 July, 2005.

Chairman and President

In 2005 (except during the period between June and July when Mr. Wang Xianzhang and Mr. Yang Chao were Chairman and President, respectively), the Company did not comply with the provision under the Code that the roles of chairman and chief executive officer should not be performed by the same individual. The roles of Chairman and President of the Company were performed by the same individual. In order to comply with such code provision, improve the corporate governance practices of the Company and to give full play to the separate functions of the Chairman and the President, Mr. Yang Chao tendered his resignation to the Board of Directors as the President of the Company on January 5, 2006 and Mr. Yang’s resignation took effect immediately upon the conclusion of the board meeting. Mr. Yang is currently an executive director and the Chairman of the Company. Mr. Wu Yan was appointed as the Company’s President on January 5, 2006. Since then, the roles of Chairman and President of the Company have been performed by two different persons. As Chairman, Mr. Yang Chao is the legal representative of the Company, and is primarily responsible for convening and presiding over board meetings, inspecting the implementation of board resolutions, attending annual general meetings and arranging attendance by chairpersons of other board committees at general meetings in order to answer questions raised by shareholders, signing documents authorizing issue of securities by the Company and other important documents, and exercising other rights conferred on by the Board of Directors. The Chairman is responsible to and reports to the Board of Directors. Mr. Wu Yan is responsible for the day-to-day operations of the Company, including implementing strategies and policies, the Company’s operation plans and investment schemes approved by the board, formulating the Company’s internal control structure and fundamental management policies, drawing up basic rules and regulations, submitting to the board for appointment or removal of senior management and exercising other rights granted under the Articles of Association and by the Board of Directors. The President reports to the Board of Directors in respect of the operations of the Company.

In 2005, none of the directors and supervisors of the Company had any interests in the shares and underlying shares or debentures of the equity derivatives of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong) that were required to be recorded in the registers of the Company required to be kept pursuant to Section 352 of the Securities and Futures Ordinance, or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for

48        China Life Insurance Company Limited    Annual Report 2005

Securities Transactions by Directors of Listed Companies (the “Model Code”), Appendix 10 of the Hong Kong Stock Exchange Listing Rules. Furthermore, the Board of Directors has established written guidelines on no less exacting terms than the Model Code, for directors and supervisors in respect of their dealings in the securities of the Company. Specific enquiry has been made of all directors and supervisors of the Company who have confirmed that they have complied with the required standard set out in the Model Code and code of conduct for the year 2005.

Supervisory Committee

Pursuant to the PRC Company Law and Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee is empowered to exercise the following powers in accordance with law: to examine the Company’s financial situation, to examine whether the directors, general manager, deputy general managers and other senior management act in contradiction with laws, administrative regulations and the Articles of Association, to demand rectification from a director, the general manager, deputy general manager or any other senior management when the acts of such persons are harmful to the Company’s interests, to verify the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board of Directors to the shareholders’ general meetings and, should any queries arise, to authorize, in the name of the Company, a re-examination by the certified public accountants and practising auditors of the Company for the time being, to propose to convene a shareholders’ extraordinary general meeting, to represent the Company in negotiations with, or bringing an action against, a director, and to attend meetings of the Board of Directors.

The Supervisory Committee is accountable to the shareholders. Each year, the Supervisory Committee presents the Report of the Supervisory Committee and reports to shareholders their work done during the year. The Supervisory Committee also evaluates the attendance rate and integrity of directors, general managers, deputy general managers and review the financial reports prepared in accordance with applicable standards.

The Supervisory Committee consists of five members, one of which is the chairman. A supervisor has a term of three years and may be re-elected after expiry of the three-year term. The Supervisory Committee comprises of at least two representatives who shall be elected or removed by the shareholders in general meeting and at least one representative who shall be elected or removed democratically by the staff and workers of the Company.

The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Wu Weimin, Mr. Jia Yuzeng, Mr. Ren Hongbin and Mr. Tian Hui, of whom Ms. Xia Zhihua and Mr. Wu Weimin are shareholder representative supervisors, Mr. Jia Yuzeng is an employee representative supervisor, Mr. Ren Bin and Mr. Tian Hui are external supervisors. Ms. Xia Zhihua was elected as supervisor by shareholders on March 16, 2006 and was appointed the chairperson unanimously by members of the Supervisory Committee on the same day.

Meetings of the Supervisory Committee shall be presided by the Chairman of the Supervisory Committee. According to the Articles of Association, the Supervisory Committee shall convene a meeting at least once a year. Based on this, the Company established the rules and procedures for meetings of the Supervisory Committee. Meetings of the Supervisory Committees include both regular and ad hoc meetings with at least two regular meetings each year, mainly to review financial reports and the financial situation of the Company. Where necessary, ad hoc meetings are convened.

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In 2005, four meetings were held by the Supervisory Committee to discuss matters such as change of supervisors, review of the 2004 financial statements and the 2005 interim financial statements.

Attendance records of individual supervisors at meetings of the Supervisory Committee held in 2005 are as follows:

	Meetings Attended	Attendance Rate

Wu Weimin	4/4	100%
Jia Yuzeng (Note 2)	2/2	100%
Ren Hongbin	4/4	100%
Liu Yingqi (Note 3)	4/4	100%
Zhou Xinping (Note 2)	2/2	100%
Tian Hui	4/4	100%

For year 2006 and up to the date of publication of this annual report, five meetings were held by the Supervisory Committee to discuss matters including the Report regarding the 2006 financial budget report, change of supervisors, and the 2005 financial statements.

Attendance records of individual supervisors at meetings of the Supervisory Committee held in 2006 are as follows:

	Meetings Attended	Attendance Rate

Xia Zhihua (Note 1)	3/3	100%
Wu Weimin	5/5	100%
Jia Yuzeng	5/5	100%
Ren Hongbin	5/5	100%
Liu Yingqi (Note 3)	1/1	100%
Tian Hui	5/5	100%

Note:

(1)	Ms. Xia Zhihua was elected as a supervisor of the Company at the general meeting held on 16 March, 2006.

(2)	Mr. Zhou Xinping resigned as a supervisor of the Company on March 30, 2005 and Mr. Jia Yuzeng was elected as an employee representative supervisor of the Company on the same day.

(3)	Ms. Liu Yingqi resigned as a supervisor of the Company on January 5, 2006 and was appointed as the Company’s vice president on the same day.

Board Committees

There are four board committees under the Board of Directors to oversee specific professional matters of the Company, including the Audit Committee, the Management Training and Remuneration Committee, the Risk Management Committee and the Strategy Committee, each with clear and specific written terms of authority. Each board committee regularly reports on their work progress and discusses the conclusions with the Board of Directors. Each board committee is accountable to the Board of Directors, and acts in accordance with the rule and regulations for meetings of the board committees adopted by the Board of Directors.

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Audit Committee

The Company established the Audit Committee on June 30, 2003. For the year 2005, the Audit Committee consisted of all independent non-executive directors of the Company, with Mr. Sun Shuyi, as chairman. Other members included Mr. Cai Rang and Mr. Fan Yingjun and Mr. Chau Tak Hay. Mr. Fan Yingjun tendered his resignation to the Board of Directors as an independent non-executive director of the Company on July 29, 2005 due to other commitments and his resignation was accepted by the board on July 29, 2005. The Company appointed Mr. Chau Tak Hay, an independent non-executive director, as a member of the Audit Committee on July 29, 2005.

All members of the Audit Committee have broad experience in financial matters. The principal duties of the Audit Committee are to review and supervise the Company’s financial reporting process, and to assess the effectiveness of the Company’s internal control system, to supervise the Company’s internal audit system and to recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and the external auditors.

The Audit Committee convened four meetings in 2005 and attendance records of individual members at the meetings held during the period are as follows:

Title	Name	Meetings Attended	Attendance Rate
Chairman	Sun Shuyi	4/4	100%
Member	Cai Rang	4/4	100%
Member (Note)	Chau Tak Hay	2/2	100%
Member (Note)	Fan Yingjun	0/2	0

Note:	Mr. Fan Yingjun tendered his resignation to the Board of Directors as an independent non-executive director of the Company on July 29, 2005 due to other commitments and his resignation was accepted by the board on July 29, 2005. Mr. Chau Tak Hay was appointed to the Audit Committee on July 29, 2005.

In 2005, the work done by the Audit Committee mainly cover the following areas:

•	Reviewing the annual financial reports as at December 31, 2005 and the interim financial reports for the six months ended June 30, 2005;

•	Reviewing the outcome of internal audit on the work done by all departments and performance of the Company’s services and products, and the recommendations made as a result of the internal audit;

•	Examining the effectiveness of the internal control systems;

•	Reviewing statutory auditing arrangements with external auditors;

•	Reviewing and approving the audit costs for year 2005;

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•	Amending rules and regulations for audit committee meetings (Rules of the Audit Committee) in strict compliance with the requirements under the U.S. Sarbanes-Oxley Act; and

•	Preparing the Company towards compliance with U.S. Sarbanes-Oxley Act Section 404.

For year 2006, prior to the date of publication of this annual report, the Audit Committee convened two meetings and attendance records of individual members at the meetings held during this period are as follows:

Title	Name	Meetings Attended	Attendance Rate

Chairman	Sun Shuyi	2/2	100%
Member	Chau Tak Hay	2/2	100%
Member	Cai Rang	2/2	100%

The Audit Committee proposes to re-appoint PricewaterhouseCoopers (“PwC”) and PricewaterhouseCoopers Zhong Tian Certified Public Accounts Co., Ltd., respectively as the international auditors and the PRC auditors of the Company for the year ended December 31, 2006, and proposes to submit the same for consideration and approval by the annual general meeting to be held on June 16, 2006.

Management Training and Remuneration Committee

The Company established the Management Training and Remuneration Committee on June 30, 2003. In 2005, the Management Training and Remuneration Committee consisted of four directors, namely Mr. Cai Rang, Mr. Miao Fuchun, Mr. Wu Yan and Mr. Sun Shuyi. The composition of this committee was not in compliance with the provisions of the Code in that a majority of the members of the Remuneration Committee should be independent non-executive directors. In order to comply with the Code, the Company appointed Mr. Ma Yongwei, an independent non-executive director, to the Committee on March 16, 2006 and on the same day the Board of Directors passed a resolution to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with the majority of the members of the Committee being independent non-executive directors. In conjunction with the above, the Company will amend the Articles of Association such that references to the Management Training and Remuneration Committee will be changed to the Nomination and Remuneration Committee. The Company will submit such proposal for approval at the forthcoming annual general meeting. The Management Training and Remuneration Committee currently consists of five members, namely Mr. Cai Rang, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Wu Yan and Mr. Miao Fuchun, with Mr. Sun Shuyi as the chairman, comprising a majority of independent non-executive directors, The Management Training and Remuneration Committee reports to the Board of Directors.

The primary duties of the Management Training and Remuneration Committee are to draw up training plans and assessment standards for directors and senior management, to perform assessments according to such standards, to make recommendations to the Board of Directors on the remuneration policy and structure of directors and senior management and on the establishment of formal and transparent procedures for developing policies on remuneration, to fix remuneration packages for all executive directors and senior management, to propose to the Board of Directors remunerations for non-executive directors and independent non-executive directors, to review and approve remuneration of directors and senior management and compensation payable in special circumstances, and to ensure that no

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director or any of his associates (as defined in the Hong Kong Stock Exchange Listing Rules) is involved in deciding his own remuneration. The Committee may consult the Chairman and/or President and have access to professional advice where necessary. Upon change of name, the Nomination and Remuneration Committee intends to undertake additional tasks such as to review the structure of the Board of Directors, to draw up plans for the appointment and succession plans for directors and senior management, and to evaluate the independence of independent non-executive directors.

The Management Training and Remuneration Committee convened two meetings in 2005 and attendance records of individual members at the meetings held during the period are as follows:

Title	Name	Meetings Attended	Attendance Rate

Chairman	Cai Rang	2/2	100%
Member	Miao Fuchun	2/2	100%
Member	Wu Yan	2/2	100%
Member	Sun Shuyi	2/2	100%

In 2005, the work done by the Management Training and Remuneration Committee mainly covered the following areas:

•	Deciding on the performance target for the Management for 2005; and

•	Determining remuneration plans for independent non-executive directors and external supervisors of the Company.

For year 2006 and prior to the date of publication of this annual report, the Management Training and Remuneration Committee convened one meeting and attendance records of individual members at this meeting are as follows:

Title	Name	Meetings Attended	Attendance Rate
Chairman	Cai Rang	1/1	100%
Member (Note 1)	Sun Shuyi	1/1	100%
Member (Note 2)	Ma Yongwei	Not Applicable	Not Applicable
Member	Wu Yan	1/1	100%
Member	Miao Fuchun	1/1	100%

Note:

1.	At the 17th meeting of the Board of Directors dated July 29, 2005, Mr. Sun Shuyi was appointed as an additional member to the Management Training and Remuneration Committee.

2.	At the 20th meeting of the Board of Directors dated March 16, 2006, the “Proposal for Name Change and Appointment of Additional Member of the Management Training and Remuneration Committee” was passed to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, which will be submitted for approval by the shareholders at the annual general meeting to be held on June 16, 2006, and to appoint Mr. Ma Yongwei, an independent non-executive director, to the Management Training and Remuneration Committee.

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For year 2006 and prior to the date of publication of this annual report, the primary duties of the Management Training and Remuneration Committee include the formulation of the “Implementation for Initial Grant under the Share Appreciation Rights Plan”.

Risk Management Committee

The Company established the Risk Management Committee on June 30, 2003. In 2005, the Risk Management Committee comprised Mr. Cai Rang, Mr. Chau Tak Hay and Mr. Fan Yingjun/Mr. Wu Yan. Mr. Fan Yingjun tendered his resignation to the Board of Directors as an independent non-executive director of the Company and chairman of the Risk Management Committee on July 29, 2005 due to other commitments and his resignation was accepted by the board on July 29, 2005. The Company appointed Mr. Wu Yan to the Risk Management Committee and as the chairman of this committee on July 29, 2005. Currently the Committee consists of a majority of independent non-executive directors.

The Risk Management Committee is mainly responsible for assisting the Management in establishing and improving the internal control system, formulating the business risk management policy of the Company, presiding over the feasibility and risk assessment of important business activities, conducting regular evaluation on the performance of all the business departments and reviewing assessment reports of the Company in relation to business risks and internal control positions, identifying risks or potential risks in the day-to-day operations and making recommendations to the Management, dealing with contingent and significant risks or crises, and performing and exercising other duties or power delegated to or granted by the Board of Directors.

Strategy Committee

The Company established the Strategy Committee on June 30, 2003. In 2005, the Strategy Committee comprised Mr. Wang Xianzhang/Mr. Long Yongtu, Mr. Miao Fuchun and Mr. Shi Guoqing. Mr. Wang Xianzhang tendered his resignation to the Board of Directors as an executive director of the Company and chairman of the Strategy Committee on July 29, 2005 due to age and his resignation was accepted by the board on July 29, 2005. The Company appointed Mr. Long Yongtu to the Risk Management Committee and as chairman of the Committee on July 29, 2005. The Committee currently consists of Mr. Long Yongtu as the chairman and Mr. Miao Fuchun and Mr. Shi Guoqing as members.

The principal duties of the Strategy Committee include drawing up long-term development strategies and significant investment or financing plans of the Company, proposing significant capital investment for operation projects, and conducting studies and making recommendations on other important matters affecting the development of the Company.

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Nomination of Directors

At the 20th meeting of the first session of the Board of Directors dated March 16, 2006, a resolution was passed to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, and to amend the relevant references in the Articles of Association. Such proposal will be submitted for approval by the shareholders at the annual general meeting to be held on June 16, 2006. After the change of name comes into effect, the Committee will, in addition to the duties of the remuneration committee mentioned above, undertake further tasks such as to review the structure of the Board of Directors, to draw up plans for the appointment, reappointment and succession plans of directors and senior management, and to evaluate the independence of the independent non-executive directors. Prior to that, the Company has not established a nomination committee and the power to nominate director is exercised by the Board of Directors. The Board of Directors is responsible for reviewing proposals for nomination or replacement of directors and submitting the same to the shareholders’ general meeting for approval. The Board of Directors serves written notice to the Company of the director’s nomination and the intent of such nominee to accept the nomination 7 days prior to the scheduled shareholders’ general meeting. The Company discloses the details of such nominee to shareholders for their consideration prior to the scheduled shareholders’ general meeting. The Board of Directors nominates a director to shareholders in writing at the annual or extraordinary shareholders’ general meeting, seeking approval of his appointment from shareholders. The Board of Directors may at its own discretion approve a written resignation of a director and the personnel strategies and planning of the Company.

Since 2005 and up to the date of publication of this annual report, the Board of Directors has carried out the following areas of work in respect of nomination of directors:

•	Mr. Wang Xianzhang tendered his resignation at the board meeting dated June 1, 2005 as President of the Company due to age and his resignation was accepted by the board with effect on that day. At the same board meeting, the Board of Directors resolved to nominate of Mr. Yang Chao as director and appointed Mr. Yang as President of the Company. The resolution for the nomination of Mr. Yang Chao as a director was passed at the First Extraordinary General Meeting 2005 of the Company held on July 29, 2005;

•	In order to comply with the code provision that the roles of chairman and chief executive officer should not be performed by the same individual and to promote the corporate governance practices of the Company, Mr. Yang Chao resigned as the President of the Company on January 5, 2006 and on the same day Mr. Wu Yan was appointed as the President of the Company. The roles of Chairman and President of the Company have since then been performed by Mr. Yang Chao and Mr. Wu Yan respectively;

•	Reviewing and evaluating the independence of the independent non-executive directors; and

•	To enhance the corporate governance of the Company and ensure a strong independent element on the board, the Board of Directors passed a resolution to nominate Mr. Ma Yongwei as an independent non-executive director at the board meeting held on January 5, 2006.

•	On 18 April, 2006, the Board of Directors reviewed and passed the proposal for nominating directors at the second session of the Board of Directors and will submit such proposal for approval by the shareholders at the annual general meeting to be held on June 16, 2006.

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Auditors’ remuneration

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accounts Co., Ltd. were the international auditors and the PRC auditors of the Company for the year ended December 31, 2005. In 2005, the external auditors (including any entity that is under the common control, ownership or management with the auditors and one which a reasonable and informed third party, having knowledge of all relevant information would reasonably conclude as being part of the auditors nationally or internationally) provided the group with audit and audit related services at fees detailed below:

Name/Nature of Services	Fee
Audit and audit related services	RMB46 million

The Audit Committee has resolved to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accounts Co., Ltd., as auditors for the statutory auditing for the financial year 2006. The resolution has been approved by the Board of Directors, pending the approval and authorization by shareholders at the annual general meeting to be held on June 16, 2006.

Internal Control

The Company has at all times attached great importance to internal control and risk management. The Company’s internal control is carried out by an internal control and risk management team comprising the Board of Directors, the Audit Committee and the Risk Management Committee formed under the Board of Directors, the Supervisory Committee of the Company and the Internal Control Committee formed by the Management, and the internal control execution and supervision department of the Company. The Company has, since becoming listed, placed strong emphasis on the control and management of risks in financial, investment and business aspects and has further strengthened internal control measures by:

•	introducing and improving several regulations and guidelines including the “Internal Control Handbook”, “Internal Control Mechanism for Financial Reporting”, “Commercial Acts and Professional Ethics of the Board of Directors and Senior Personnel”, “Staff Ethics Guidelines”, “Internal Control Guidelines for Prevention of Fraud” to further improve the modernized enterprise internal rules and regulations;

•	the appointment of Mr. Daniel Joseph Kunesh, who has extensive auditing and actuarial experiences in international insurance business, as the Chief Actuary, to strengthen investment and risk management capabilities and further enhance the actuarial assessment and compatible assets and liabilities management under HKGAAP/USGAAP;

•	in addition to strict compliance with the relevant PRC laws and regulations, complying with the rules and regulations of Hong Kong and the United States where the Company is listed, including all regulatory requirements for such overseas listing and of the Code; and

•	in terms of disclosure of information, establishing the “Administrative Regulations of Information Disclosure”, “Workflow on Financial Reporting “ and “Workflow on Releasing of Announcement” to establish a set of standardised procedures and internal control measures in handling and announcing price-sensitive information to ensure timely, accurate and appropriate disclosure of information to shareholders and regulatory authorities.

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Since 2005, the Company has further strengthened its internal control and risk management system by implementation of the above internal control measures, including:

•	further strengthening the control and management of investment risks and regularly inspecting its investment assets and preparing risk analysis reports. Furthermore the Company is actively introducing advanced computerised management systems to enhance its investment and management of assets and liabilities matching, and performing dynamic supervision;

•	further improving the vertically integrated management structure and the centralized internal audit system, with adequate audit staff for all provincial branches. The Company has amended and formulated a series of internal auditing policies and working guidelines such as Internal Control Audit Regulations, Regulations for Project Auditing Tasks and Internal Control Rating Measures;

•	conducting internal audit reviews on key risk and control areas of the Company and strengthening the supervision and inspection of rectifications and reforms of branches;

•	establishing a new internal control and compliance department in January 2006 and combining the legal affairs department and audit department in the execution and supervision of internal control policies of the Company; and

•	continuing the optimization of the internal control system at all national branches and preparing the Company towards compliance with Sarbanes-Oxley Act Section 404.

During the process of enhancing and optimizing its internal control systems, the Company identified and addressed certain issues that need to be resolved. The Company believes that the continued improvement and effective operation of its internal control systems is beneficial for its risk control and management and in the best interests of its customers and shareholders.

Share Appreciation Rights Plan

At the 19th meeting of the first session of the Board of Directors dated January 5, 2006, the “Implementation for the Initial Grant under the Share Appreciation Rights Plan” was passed and adopted. Share appreciation rights were initially granted to the chairman of the Board of Directors, executive directors, non-executive directors, chairman of the Supervisory Committee, internal supervisors, the President, vice presidents, the Board of Directors secretary, appointed actuary required by CIRC, appointed legal officer required by CIRC, the principal responsible officers of different departments and of provincial branches (including branches at cities under separate planning), who were employed by the Company on July 1, 2005. The initial grant of share appreciation rights took place on July 1, 2005 with an aggregate of 4.07 million shares granted, accounting for approximately 0.02% of the issued share capital.

Share appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

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Shareholders’ Interest

To safeguard shareholders’ interests, shareholders have the right to participate in the Company’s affairs by attending general meetings in addition to the right of convening extraordinary general meetings under certain circumstances. Where the number of directors falls below the minimum requirement by the Articles of Association or law, the loss incurred reaches one third of its total share capital, or the Board of Directors or the Supervisory Committee deems necessary, or where shareholders of 10% or more make a requisition, the Board of Directors shall convene an extraordinary general meeting within two months of the date of such requisition. Where shareholders of 10% or more requests for an extraordinary general meeting, such shareholders shall make a request in writing to the Board of Directors with a clear agenda. The Board of Directors shall upon receipt of such a written request, convene a meeting promptly. If the Board of Directors fails to do so within thirty days after the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months after the receipt by the Board of Directors of such a written request.

Shareholders may put forward enquiries to the Board of Directors through the company secretary or the Board of Directors secretary, or put forward proposals at shareholders’ meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

Investor Relations

From 2005 and up to the date of publication of this annual report, the Company made amendments to the Articles of Association regarding the number of directors, proceedings of the board meeting, notice to convene board meetings, obtaining information from the Board of Directors and other related provisions, as required under the Code and the Mandatory Provisions for Articles of Associates of Companies Listed Overseas, and such amendments are set out in the notices of general meeting of the Company sent to shareholders dated April 28, 2005 and January 6, 2006.

As at December 31, 2005, the Company had 26,764,705,000 shares in total at a face value of RMB1 per share and the aggregate share capital of RMB26,764,705,000. Please refer to page 143 of the annual report for details of share capital of the Company, and to pages 36 to 37 for the substantial shareholders of the Company and their shareholding details.

The Company held general meetings in 2005 including the Annual General Meeting 2005 dated June 16, 2005 and the Extraordinary General Meeting dated July 29, 2005. Results of shareholder votes at such general meetings have been published in newspapers and the website of the Hong Kong Stock Exchange.

The Company also held an Extraordinary General Meeting on March 16, 2006, where resolutions were passed for the appointments of Mr. Ma Yongwei as an independent non-executive director and of Ms. Xia Zhihua as a supervisor, and for the amendment to the Articles of Association of the Company.

As at December 30, 2005, public float capitalization was HK$50,972,048,750.

58        China Life Insurance Company Limited    Annual Report 2005

The Company has taken a series of measures to enhance its relationships with investors, including the Chairman attending annual general meetings and having chairpersons of other board committees attending to answer questions at such meetings, encouraging investors to attend general meetings, publication of interim and annual financial reports, press conference for business results, conference meetings with investors, meeting investment analysts, attending investors’ meetings, publication of updated news concerning the Company and provision of communication channels between investors and the Company, printing brochures, establishing designated departments for investor relations, such as the Investor Relations Department and the Information Disclosure Department.

In 2005, the Company arranged 136 meetings with investors and analysts involving approximate 410 visitors. The Company also participated in 9 investors’ meetings which involved one-on-one or group talks with over 200 investors.

Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of NYSE Listed Company Manual

As a Chinese company with H shares and ADS publicly traded on the Hong Kong Stock Exchange and New York Stock Exchange (“NYSE”), respectively, the Company must comply with the corporate governance standards provided by PRC company law and other laws, as well as the securities laws and regulations in Hong Kong and United States and the listing requirements of the Hong Kong Stock Exchange and NYSE that are applicable to the Company. The description set forth below includes, for the purpose of Section 303A.11 of the NYSE Listed Company Manual, a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules.

Board Independence

The Company identifies its independent directors in accordance with the qualifications provided by relevant PRC and Hong Kong regulations, which prohibit directors from having, among other things, specified interests in the Company’s securities or business, relationships with the management and financial dependence on the Company. These tests vary in certain respects with those set forth under Section 303A.02 of the NYSE Listed Company Manual.

Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and requires companies to identify which directors are independent and disclose the basis for that determination. Under the Hong Kong Stock Exchange Listing Rules, each independent non-executive director must provide an annual confirmation of his independence to the listed company. Under the Tentative Guidelines on Corporate Governance of Insurance Companies issued by the CIRC in 2006 (the “Chinese Insurance Company Corporate Governance Guidelines”), each independent director must a make public announcement of the director’s independence and commitment to duties. The Company plans to comply with these rules gradually in accordance with CIRC’s requirements and taking account of its actual situation.

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Report

          of Corporate Governance

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power is controlled by an individual, a group or another company (a “controlled company”). Because more than 70% of the Company’s voting power is controlled by CLIC, the Company, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. Nevertheless, a majority of the Company’s directors are independent non-executive directors as construed under PRC or Hong Kong regulations.

Non-management directors of U.S. domestic companies are required by Section 303A.03 of the NYSE Listed Company Manual to meet at regularly scheduled executive sessions without management. The Company is not required by PRC or Hong Kong laws or requirements to, and currently does not hold, such sessions.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/ corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. The Company, as with controlled U.S. domestic companies, is not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. The Company has established a nominating/remuneration committee in accordance with the Hong Kong Stock Exchange Listing Rules, comprising a majority of independent non-executive directors as construed under those rules. The nominating/remuneration committee is mainly responsible for the review and recommendation of the nomination of directors and senior officers of the Company, as well as the formulation of training and remuneration policy for the senior management of the Company. The Chinese Insurance Company Corporate Governance Guidelines require that nominating/remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors. The Company plans to comply with the composition requirements of the nominating/remuneration committee in future.

Audit Committee

The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign private issuers. As a foreign private issuer, the Company is required to comply with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers, but is not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.

The Company has established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the Hong Kong Stock Exchange Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. The audit committee is mainly responsible for the review and supervision of the Company’s financial reporting procedures, internal control systems, risk management procedures and compliance matters.

60        China Life Insurance Company Limited    Annual Report 2005

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that address specified key subjects. The Company is not required by Chinese or Hong Kong laws or requirements to, and currently does not, have such corporate governance guidelines. However, the Company addresses several of the key subjects required by NYSE Listed Company Manual to be included the corporate governance guidelines in its articles of association, Rules of Procedures for Board of Directors, Rules of Internal Control and other internal corporate documents.

In addition, under the Hong Kong Stock Exchange Listing Rules, the Company is expected, unless specifically disclosed in its interim and annual reports, to comply with the code provisions of the Code, which set out the principles of good corporate governance for issuers.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. The Company has disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in its annual report under Form 20-F for the fiscal year ended December 31, 2004 and is required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the Hong Kong Stock Exchange Listing Rules, all directors of the Company must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company.

Certification Requirements

Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

Enhancing Corporate Governance

With a view to further fostering the corporate governance practices of the Company, the Company will continue to provide training to Management, as and when appropriate, in order to keep them abreast of the regulatory requirements in China and the locations where the Company is listed. The Company will regularly assess its corporate governance measures and practices to ensure that they are on par with the development of international governance structures and in light of the changing regulatory requirements and investors’ needs. This will also help ensure long term and continuous development of the Company, enhance corporate value and generate greater returns for shareholders.

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Connected

          Transactions

To ensure the continual normal operations of the Company’s business after the restructuring, the Company, prior to the restructuring, entered into several agreements with CLIC, that document the relationship following the restructuring. In addition, AMC entered into two asset management agreements, one with the Company and one with CLIC. The transactions contemplated under these agreements constitute connected transactions for the Company.

1.	Policy Management Agreement

As part of the Restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (“non-transferred policies”) after the restructuring.

The Company and CLIC entered into a policy management agreement on September 30, 2003 which sets out the responsibilities and duties of the Company to CLIC under these policy administration arrangements. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

In consideration of the services provided by the Company under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0; (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in-force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured) The agreement expired on December 31, 2005.

2.	Asset Management Agreements

The AMC has entered into two asset management agreements, effective on November 30, 2003, one with the Company and one with CLIC. The terms of these two asset management agreements are the same. The material terms of the asset management agreement between CLIC and the AMC are set forth below.

Under the asset management agreement between the AMC and CLIC, the AMC agreed to invest and manage assets entrusted to it by CLIC on a discretionary basis, but subject to the investment guidelines and instructions given by CLIC. In accordance with the agreement, CLIC retains the title of the entrusted assets and the AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC.

62        China Life Insurance Company Limited    Annual Report 2005

In consideration of the AMC’s services provided under the agreement, CLIC agreed to pay the AMC a monthly service fee. The monthly service fee payable is composed of two parts: (1) the aggregate of the monthly service fee for each specified category of assets and (2) the aggregate of the additional service fee for specific transactions made during that month. The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month and divided by 12. The monthly additional service fee comprises service fees for (1) additional term deposits and (2) additional securities purchased in primary markets made during that month, and is calculated by multiplying the net additional asset value of the assets in such category at the end of that particular transaction month by the applicable annual rate.

The AMC will produce an annual report, within 90 days of the conclusion of each fiscal year, setting out the average investment rate of return of the assets managed by it. If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return as previously agreed between CLIC and the AMC for those assets for that year, by at least ten basis points, the AMC will be entitled to an annual performance bonus fee, the amount of which will be agreed between CLIC and the AMC but shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed between CLIC and the AMC by at least ten basis points, the AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

The service fee under the asset management agreement was determined by CLIC and the AMC based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed. The agreements expired on December 31, 2005.

3.	Property Leasing Agreement

The Company entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to the Company (1) 833 properties owned by CLIC, its subsidiaries and affiliates (“Owned Properties”) and (2) 1,764 properties which CLIC is entitled to sublet (“Leased Properties”) for an aggregate initial annual rent (payable quarterly) of approximately RMB335 million. The properties occupied by the Company are mainly used as its office premises. The annual rent payable by the Company to CLIC in relation to CLIC’s Owned Properties is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to CLIC’s Leased Properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The agreement expired on December 31, 2005.

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Connected

          Transactions

Waiver by The Hong Kong Stock Exchange

Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions would normally require full disclosure and with prior approval by independent shareholders and/or the Hong Kong Stock Exchange on each occasion it arises, depending on the nature and value of the transaction. The Company, in the course of its application for the listing, has submitted an application to the Hong Kong Stock Exchange for a waiver from the requirements under by the Listing Rules, and the Hong Kong Stock Exchange has conditionally granted a waiver to the Company.

Figures for the year ended December 31, 2005

The aggregate value of each of the above connected transactions for the year ended December 31, 2005 is set out below:

The aggregate value of the above connected transactions for the year ended December 31, 2005	RMB million

1. Policy management agreement	1,567

2. Asset management agreement

(a) between CLIC and the AMC	84

(b) between the AMC and the Company	239

3. Property leasing agreement	335

Confirmation of independent non-executive Directors

Independent non-executive Directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of the Company;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(iii)	entered into either in accordance with the agreements governing those transactions or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and

(iv)	within the relevant annual caps as agreed with the Hong Kong Stock Exchange.

64        China Life Insurance Company Limited    Annual Report 2005

The Board of Directors has received a letter from the auditors of the Company with respect to the connected transactions for the year ended December 31, 2005 and the letter stated that,

(i)	the above transactions have been approved by the Board of Directors;

(ii)	for transactions involving provision of services by the Group, they are in accordance with the pricing policies of the Company;

(iii)	the transactions have been entered into in accordance with the relevant agreements governing the transactions. The amounts of the transactions have not exceeded the relevant annual caps as disclosed in the prospectus dated December 8, 2003.

Renewal of connected transactions

In late 2005, the Company renewed the above connected transactions as follows:

–	The Company renewed the policy management agreement with CLIC on December 24, 2005 for a further period of 3 years, from January 1, 2006 to December 31, 2008. Unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement, the policy management agreement shall be renewed for a further period of 3 years but subject to compliance with the Listing Rules requirements. In compliance with the Listing Rules requirements, the Company has on December 29, 2005, made an announcement relating to the renewed policy management agreement with CLIC.

–	The AMC renewed the two asset management agreements, one with the Company and one with CLIC on December 29, 2005 and December 27, 2005, respectively. The renewal agreement entered with the Company is for a period of 2 years from January 1, 2006 to December 31, 2007. Unless terminated by either party by giving to the other party not less than 90 days’ prior written notice to terminate the agreement, the agreement will be automatically renewed for a further one year and subject to compliance with the Listing Rules requirements. The asset management agreement with CLIC is for a period for 3 years from January 1, 2006 to December 31, 2008. In accordance with the Listing Rules, the Company has on December 29, 2005 made an announcement relating to the said agreements.

–	The Company entered into a renewal property leasing agreement with CLIC on December 23, 2005, pursuant to which CLIC agreed to lease to the Company 963 properties owned by CLIC and its subsidiaries and affiliates and 707 properties that CLIC is entitled to sublet. The property leasing agreement is effective from January 1, 2006 and will expire on December 31, 2006. In accordance with the Listing Rules requirements, the Company has made an announcement relating to the property leasing agreement on December 29, 2005.

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Directors

        Supervisors and Other Senior Management

Directors

Executive Directors
Yang Chao, aged 56, became the Chairman of the Company in July 2005 and the President of China Life Insurance (Group) Company in May 2005. Mr. Yang was the President of the Company between June 2005 and January 2006. With nearly 30 years of experience in the insurance and banking industries, Mr. Yang is a Senior Economist. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between 1996 and 2000, Mr. Yang was the Chairman and President of CIC Holdings (Europe) Limited. Between 1976 and 1996, Mr. Yang had been the Director and General Manager of the Operations Department of The People’s Insurance Company of China, the General Manager of The People’s Insurance Company of China, Shanghai Pudong branch, the Deputy General Manager and the Assistant General Manager of The People’s Insurance Company of China, Shanghai branch and a staff member of Bank of China, Shanghai branch. Between 2000 and 2005, Mr. Yang was the Chairman of the Board of Directors of China Insurance International Holdings Company Limited. Currently, Mr. Yang is also the Director of CITIC International Financial Holdings Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, Mr. Yang majored in English and Business Administration and has obtained a Master’s degree in Business Administration.

Wu Yan, aged 45, became the Executive Director and President of the Company in January 2006. Mr. Wu served as the Non-Executive Director of the Company and Vice President of CLIC in 2003. Between October 2003 and January 2006, Mr. Wu was the President and Director of China Life Insurance Asset Management Company Limited. He served as the Party Secretary of the Central Finance League and President of the National Finance Youth Union from 1998 to 2003. From 1985 to 1998, he served as the Vice Minister of Central Communist Youth League Organization Department, Party Secretary of the Communist Youth League of Xinjiang Autonomous Region, a member of the standing committee of Beortalar Autonomous County Communist Party Committee, Party Secretary of the city of Bole, and Deputy Secretary of Youth League of Xinjiang Autonomous Region. He graduated in 1981 from Xinjiang College of Finance and Economics majoring in Finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Non-Executive Directors
Miao Fuchun, aged 59, became the Non-Executive Director of the Company and Vice President of China Life Insurance (Group) Company in January 2006. Mr. Miao served as the Executive Director and Vice President of the Company and Vice Chairman of China Life Insurance Asset Management Company Limited between June 2003 and January 2006. Mr. Miao served as the Vice President of China Life Insurance Company from 1999 to 2003, and the Director of the Central Finance and Economy Office from 1995 to 1999. Prior to this, Mr. Miao’s other positions include Director of the Administrative Office of MOFTEC (now the Ministry of Commerce), and Deputy Director and Division Chief of the Administrative Office of the State Council. Mr. Miao enrolled in Renmin University in 1965 and obtained a Bachelor’s degree in Economics. He obtained a Master’s degrees in Economics in 1981. Mr. Miao is a Senior Economist.

66        China Life Insurance Company Limited    Annual Report 2005

Shi Guoqing, aged 54, became the Non-Executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company, Chairman of China Life Insurance (Overseas) Co., Ltd., Director of China Life-CMG and China International Trade Center Company Limited, Director of Hong Kong Huiyen Holding Company Limited. Before taking these positions, he served as the Assistant President of China Life Insurance Company from 1999 to 2003. Mr. Shi acted as the Vice President of PICC Life from 1996 to 1999. From 1976 to 1995, he acted as the Section Member, Section Chief of Overseas Business Division 2 and Deputy Chief of Overseas Business Division 1 of PICC, Deputy General Manager and General Manager of China Insurance Co. Ltd. Macao Branch, and Executive Deputy General Manager of International Department of PICC. Mr. Shi, a Senior Economist, graduated from Foreign Trade and Business College of Beijing in 1976. During his 30 years in the insurance industry, he has accumulated extensive experiences both in the operation and management of insurance businesses.

Independent Non-Executive Directors
Long Yongtu, aged 62, became the Independent Non-Executive Director of China Life Insurance Company Limited in 2003 and is also the Secretary General of Boao Asian Forum. Before leaving government in early 2003, Mr. Long served as the Vice Minister and Chief Negotiation Representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as the Assistant to the Minister, Director of International Trade and Economic Affairs, and as Director of International Communication in the same ministry. Between 1980 and 1991, Mr. Long served as the Senior Officer with the Regional Project Department of UNDP, Deputy Representative of the UNDP North Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974.

Chau Tak Hay, aged 63, became the Independent Non-Executive Director of China Life Insurance Company Limited in 2003. In 2002, Mr. Chau was appointed as the Special Consultant regarding WTO matters to MOFTEC (now the Ministry of Commerce). Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade, and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

Sun Shuyi, aged 65, became the Independent Non-Executive Director of the Company in 2004. He is the Executive Vice President of China Federation of Industrial Economics, Vice Chairman of United China Enterprise Association, Executive Vice President of China Enterprise Association, Deputy Supervisor of China Brand Promotion Committee, Member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, Deputy Minister of Ministry of Labour, Deputy Party Secretary of Central Government Enterprise Working Committee. From 1988 to 1993, he was the Deputy Head of the Finance Management Department and the Deputy Head and Head of the Production System Department of the State System Reform Commission Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

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Directors

        Supervisors and Other Senior Management

Cai Rang, aged 49, became the Independent Non-Executive Director of the Company in 2004. He is the Vice Chairman and President of Advanced Technology & Materials Company Limited Before this, he was the Chief of the Central Iron and Steel Research Institute in China, Deputy Chief Economist, Assistant to Director and Deputy Director of CISRI from 1987 to 2001, and Assistant Engineer from 1982 to 1984. In 1982, Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University with a Bachelor’s degree in Machinery Architecture. He pursued post graduate studies at New York State University from 1984 to 1986 to get a MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin University of China from 1997 to 2001 and obtained a Doctor’s Degree in Business Administration. From 1997 to 1998, Mr. Cai is a visiting professor of the Cambridge University in the UK. Mr. Cai is the professor level of the Senior Engineer, enjoying special government allowance.

Ma Yongwei, aged 63, became the Independent Non-Executive Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From 1996 to 1998, he served as the Chairman and President of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and President of former People’s Insurance Company of China. From 1982 to 1994, Mr. Ma served as the Deputy Chief of Agricultural Credit Division of Agricultural Bank of China, Anhui branch, Vice Governor of Anhui branch, Vice Governor and Governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma is a Researcher.

Supervisors
Xia Zhihua, aged 50, became the Chairperson of the Supervisors Committee of the Company in 2006. From July 2000 to December 2005, Ms. Xia worked in the National Key Financial Enterprises Supervisory Institution. She served as Deputy Chief of the Supervisory Committee, Deputy Chief of Administration Office, Chief of Supervisory Committee and Head of Administration Office respectively. Ms. Xia supervised CLIC, the Company’s controlling shareholder, and China Export & Credit Insurance Corporation between August 2003 and December 2005. Between July 2000 and July 2003, Ms. Xia supervised China Great Wall Asset Management Corporation and China Economic Development Trust & Investment Corporation. She was the Assistant Inspector of the Treasury Department of Ministry of Finance from June 2000 to July 2000. From July 1997 to June 2000, Ms. Xia served as the Deputy Department Chief of Treasury Bond Finance Department of Ministry of Finance. From November 1991 to June 1997, Ms. Xia served in the following positions: Deputy Chief, Division Chief of Domestic Debt Division and Deputy Department Chief of Debt Management Department of Ministry of Finance.Ms. Xia graduated from Economics Department of Xiamen University and received a BA degree in Politics and Economics and a MA degree in World Economics.

68        China Life Insurance Company Limited    Annual Report 2005

Wu Weimin, aged 54, became the Supervisor of the Company and the General Manager of Compliance Department in 2003. Since 1998, Mr. Wu served in China Life Insurance Company, as Disciplinary Committee Deputy Secretary; Director of the Supervision Office, Deputy General Manager of the Organization Department, and Deputy General Manager of the Personnel Education Department. Prior to this, during 1995 to 1998, Mr. Wu served as Deputy General Manager of the PICC (Group)’s Human Resources Department and Division Chief of the Compensation Division. Before entering the insurance industry, Mr. Wu held a position in the Ministry of Communications Labor Wages Bureau. In 2000, he studied insurance at China Insurance Management Staff Institute.

Jia Yuzeng, aged 43, became the Supervisor of the Company in 2005. Since 2004, he has been the Company’s Deputy Party Secretary. During the period from 1988 to 2004, Mr. Jia had been acting as Supervisor (at deputy division chief level), Supervisor (at division chief level) and later as Supervisory Commissioner (at deputy director level) of the Ministry of Supervision of the People’s Republic of China. Mr. Jia previously worked for Beijing No. 2 Foods Corporation from 1980 to 1988. Mr. Jia Yuzeng graduated from Beijing Normal University in the PRC in 1990 and obtained a Master’s degree in Business Administration from Hong Kong Open University in 2003.

Ren Hongbin, aged 42, became the Supervisor of the Company in 2004. From 2001, he became the President of China National Machinery Industry Corporation and Chairman of China CAMC Engineering Co., Ltd. In July 1986, Mr. Ren graduated from Beijing University of Agricultural Engineering as a professor-grade Senior Engineer and was granted special allowance from the government and a part-time Professor of the University of Chinese Agriculture (tutor of Master Degree Holder). Mr. Ren has been working on the management of foreign engineering affairs, import and export, and engineering industry for over 20 years. He acted in the capacity as Deputy Vice President, President of China Engineering and Agricultural Machinery Import and Export Company. President and Party Secretary of China Machinery Industrial Group. He was also the Standing Committee Member of United National Chinese Youth Association, Deputy Chairman of Youth League in China Enterprise, Executive Committee Member of Young Chinese Enterpreneur Association, Vice President of China Machinery and Industrial Association, and Foreign Contract Association. China Engineering and Agricultural Machinery Import and Export Company is a large scale state-owned enterprise involving in engineering contractor, foreign trade and high-tech development.

Tian Hui, aged 54, became the Supervisor of the Company in 2004. Since 2000, he has been the Director and Deputy Party Secretary of China Coal International Engineering Research Institute From 1998 to 2000, he was the Deputy Director, Director and Deputy Party Secretary of the Communist Party of the Beijing Coal Design Institute From 1982 to 1998, Mr Tian was the Deputy Division Chief, Division Chief and Deputy Director of Shenyang Design Institute of the Ministry of Coal Industry. Mr Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing Mr. Tian is a Senior Engineer.

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Directors

        Supervisors and Other Senior Management

Senior Management
Wu Yan, aged 45, became the Executive Director and President of the Company in January 2006. Mr. Wu served as the Non-Executive Director of the Company and Vice President of CLIC in 2003. Between October 2003 and January 2006, Mr. Wu was the President and Director of China Life Insurance Asset Management Company Limited. He served as the Party Secretary of the Central Finance League and President of the National Finance Youth Union from 1998 to 2003. From 1985 to 1998, he served as the Vice Minister of Central Communist Youth League Organization Department, Party Secretary of the Communist Youth League of Xinjiang Autonomous Region, a member of the standing committee of Beortalar Autonomous County Communist Party Committee, Party Secretary of the city of Bole, and Deputy Secretary of Youth League of Xinjiang Autonomous Region. He graduated in 1981 from Xinjiang College of Finance and Economics majoring in Finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Wan Feng, aged 48, became the Vice President of the Company in 2003. Mr. Wan became the Director of China Life Insurance Asset Management Company Limited from January 2006. From 1999, Mr. Wan was the Vice President of China Life Insurance Company and General Manager of its Shenzhen branch and Director of PICC-CMG. From 1997 to 1999, Mr. Wan was the General Manager of PICC Life Shenzhen branch. Prior to this, Mr. Wan was the Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company, Assistant Vice President of China Life Insurance Company, Hong Kong branch and Deputy Division Chief of PICC’s Jilin branch. Mr. Wang has 23 years experience in insurance industry. He received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and a Doctor’s Degree in Finance from Nankai University in Tianjin. Mr. Wan was awarded special allowance by the State Council.

Lin Dairen, aged 47, became the Vice President of the Company in 2003. Mr. Lin served as the General Manager from 2001 to 2003 and Deputy General Manager from 1999 to 2001 of China Life Insurance Company, Jiangsu branch, and from 1996 to 1999 as the Vice General Manager of PICC Life, Jiangsu branch. From 1994 to 1996 as the Vice Division Chief of the Life Insurance Division of PICC’s Jiangsu branch, Deputy General Manager of Nanjing Life Insurance Company Limited. From 1989 to 1994, he was the Deputy Division Chief of Life Insurance Division of PICC, Jiangsu branch. From 1982 to 1989, he was the Deputy General Manager of Domestic Sales Department, Section Chief, Vice Section Chief and Section Member of PICC, Jiangsu branch. Mr. Lin has 24 years experience in insurance industry and accumulated the operations and management experience in the insurance industry. Mr. Li is a Senior Economist. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Weifang Medical Institute.

Liu Yingqi, aged 48, became the Vice President of the Company in January 2006. Ms. Liu was the Chairperson of the Board of Supervisors of the Company between August 2003 and January 2006. Ms. Liu was the General Manager of China Life Insurance Company, Group Insurance Department since 1998 and Vice General Manager of China Life Insurance Company, Anhui branch. Earlier in her career, Ms. Liu worked with PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982, Ms. Liu has 19 years’ operational and management experience in the life insurance industry in China.

70        China Life Insurance Company Limited    Annual Report 2005

Liu Jiade, aged 43, became the Vice President of the Company and Director of China Life Insurance Asset Management Company Limited in 2003. Mr. Liu had served as Vice Director of the Finance Bureau of the Ministry of Finance since 2000, and as the Division Chief in the Treasury Bond Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include Vice County Chief of the People’s Government of Guan Tao County in Hebei Province, and as both Deputy Division Chief and Division Chief in the Commercial Finance Bureau of Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities institutions. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), majoring in Finance and Economics.

Su Hengxuan, aged 43, became the Assistant President of the Company from 2006. During the period from 2003 to 2006, Mr. Xu served as the General Manager of the Company’s Individual Life Insurance Business Department,. From 1998 to 2003, Mr. Su served respectively in the position as Division Chief of Agency Management Office and Manager of Sales Department, Deputy General Manager of China Life Insurance Company, Henan branch, and General Manager of Individual Business Department of China Life Insurance Company. Prior to this, Mr. Su served as the Division Chief of Life Insurance Division, Division Chief of Sales Division of PICC Life, Henan branch from 1996 to 1998. From 1983 to 1996, Mr. Su served as Section Chief, Deputy Division Chief of PICC, Henan branch. Mr. Su has over 23 years experience in the life insurance industry and assurance management experience. Mr. Su studied in Banking School- Henan Province in 1983 and graduated in Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance.

Chief Actuary
Daniel Joseph Kunesh, aged 61, served as the Chief Actuary of the Company since 2004. He joined Tillinghast-Towers Perrin since 1985. From 1993 to 2003, Mr. Kunesh was responsible for coordinating the international affairs relating to US GAAP and US Securities and Exchange Commission. He also overlooked the consultancy business on the financial reports, analyses and management systems of life insurance companies. From 1984 to 1985, he acted as the founder and President of Kunesh, Montgomery & Associates. From 1973 to 1983, Mr. Kunesh was a partner of KPMG Peat Marwick, where he participated in the audit of over 150 insurance companies and acquired extensive experience in the finance field. He is also experienced in the actuary field of life insurance. He served as the Associate Actuary of Franklin Life Insurance ( ) from 1970 to 1973 and the Assistant Actuary of John Hancock Mutual Life Insurance Company from 1967 to 1970. Mr. Kunesh was the Chairman of the Committee on Life Insurance Financial Reporting of the US Society of Actuaries from 1999 to 2000, and served as a member of the Advisory Committee of the National Association of Insurance Commissioners of the US from 1990 to 1992. He co-authored a book entitled “US GAAP for Life Insurance Companies” which was published in 2000. Mr. Kunesh obtained a Bachelor’s degree in Business Administration from the University of Wisconsin in 1967 and a Master’s degree in Actuary from the Northwestern University in 1969.

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Directors

        Supervisors and Other Senior Management

Board of Directors Secretary
Liu Tingan, aged 44, became the Secretary of the Board of Directors of the Company in 2003. From 2000 to 2004, he acted as the General Manager of Capital Allocation Department of China Life Insurance Company (name changed to China Life Insurance (Group) Company in July, 2003). From 1995 to 2000, he served as the Director Assistant of Hainan Development Bank. From 1997 to 2000, he served as the Head of Hainan Development Bank Guangzhou branch. Prior to that, he was the Division Chief and Deputy Division Chief of the Planning Division and Integrated Planning and Pilot Division ( ) of the State System Reform Commission. Mr. Liu graduated from Jiangxi Finance and Economic College ( ), Remin University of China and obtained Bachelor’s and Master’s degrees in Economics respectively. From 1990 to 1991, he studied in St. Edmund School of Oxford University in Britain. Mr. Liu is a Senior Economist.

Joint Company Secretaries
Zheng Yong, aged 44, is a Joint Company Secretary of the Company. Mr. Zheng has served as the General Manager of Legal Affairs Department of the Company. Mr. Zheng joined the Company in October 2003. From 2002 to 2003, Mr. Zheng served as a partner of Beijing DeHeng Law Office. Prior to that, he served as an attorney-at-law of the China Law Office in Hong Kong and of the Beijing L&A Law Firm in Beijing. During the period from 1992 to 1997, he worked as Deputy Division and Division Chief for the Ministry of Justice of China in Beijing. Mr. Zheng graduated from the Peking University with a Bachelor’s degree in Law, and the University of Political Science and Law in China and the University of Essex in England with a Master’s degree in Law. He was also a visiting fellow at the Harvard Law School and J.F. Kennedy School of the Government in the US.

Heng Kwoo Seng, aged 58, is a Joint Company Secretary of the Company. Mr. Heng has been a practising accountant in Hong Kong and the Managing Partner of Morison Heng since 1983. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Marwick Mitchell & Co. in the United Kingdom. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Heng has 16 years of experience in serving as company secretary of listed companies in Hong Kong.

Qualified Accountant
Yang Zheng, aged 35, became the Qualified Accountant of the Company in 2006. Mr. Yang has been the Deputy General Manager of the Finance Department of the Company since 2005. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. From 1993 to 1998, Mr. Yang served as the Sales Manager of China North Industries Corporation. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering, obtained a MBA from Northeastern University in 2000, admitted as a member of the Certified Public Accountants of Illinois in America in 2004 and became a member of American Institute of Certified Public Accountants in 2005.

72        China Life Insurance Company Limited    Annual Report 2005

Notice

of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Summer Palace, No.6 Building, Hong Qiao State Guest Hotel Shanghai, 1591 Hong Qiao Road, Shanghai, China on Friday, June 16, 2006 at 9:30 a.m. for the following purposes:

As Ordinary Resolutions:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2005.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2005.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2005.

4.	To review and approve the recommendation for a final dividend.

5.	To elect members of the second session of the Board of Directors of the Company.

6.	To elect members of the second session of the Supervisory Committee of the Company.

7.	To authorise the Board of Directors to determine the remuneration of the Directors and Supervisors.

8.	To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditors and international auditors of the Company for the year 2006 and to authorize the Board of Directors to determine their remuneration.

As Special Resolutions:

9.	As special business, to consider and, if thought fit, pass the following resolutions relating to amendments to the Articles of Association of the Company as special resolutions:

“That the Articles of Association of the Company be amended as follows and to authorize the Board of Directors to complete the registration procedures with the relevant government authorities of the PRC:

(1)	References to “General Manager” and “Deputy General Manager” in the Company’s Articles of Association be amended to “President” and “Vice President”, respectively. Accordingly,

(a)	Paragraph 1 of Article 7 of the Company’s Articles of Association shall be amended to read as “The Company’s Articles of Association shall be binding on the Company and its shareholders, Directors, Supervisors, President, Vice President (that is, the General Manager and Deputy General Manager as defined under the Company Law and the Mandatory Provisions) and other Senior Management. The foregoing persons may exercise their rights in relation to matters of the Company pursuant to the Company’s Articles of Association.”

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Notice

    of Annual General Meeting

(b)	References to “General Manager” and “Deputy General Manager” in paragraph 2 of Article 7, Articles 38, 46, 52, 57, 90 and 93, the heading of Chapter 13, Articles 106, 107, 108, 109, 113 and 115, the heading of Chapter 15, Articles 119, 120, 121, 122, 123, 124, 125, 126, 127, 128, 129, 130, 132, 134, 156 and 183, a total of 31 provisions, shall be amended to “President” and “Vice President”, respectively.

(2)	References to “Management Training and Remuneration Committee” in Articles 104 and 105 shall be amended to “Nomination and Remuneration Committee”.

(3)	(a) Paragraph 4 of Article 7 of the Company’s Articles of Association shall be amended to read as “Other Senior Management referred to in this Articles of Association means the Assistant President, the Board of Directors Secretary, Head of Finance and Accounting Department and other professional or technical senior management, such as the Chief Actuary set up pursuant to the needs of the Company, etc”.

(b)	Article 106 of the Company’s Articles of Association shall be amended to read as “The Company shall have one President to be nominated by the Chairman and appointed or dismissed by the Board of Directors; 5 to 6 Vice Presidents and 2 to 3 assistants to President. Vice President and other senior management (excluding the Board of Directors Secretary) shall be nominated by the President and appointed or dismissed by the Board of Directors. The President, Vice President and other senior management may also be members of the Board of Directors”.

(4)	References to “Chief Financial Officer” in Articles 109 and 113 of the Company’s Articles of Association shall be amended to “other senior management”. Accordingly,

(a)	Article 109 shall be amended to read as “The Company’s President, Vice President and other senior management shall comply with their duty of integrity and diligence in accordance with the regulations of law, administrative rules and the Company’s Articles of Association when exercising their powers.”

(b)	Article 113 shall be amended to read as “The Company’s Director, President, Vice President and other senior management shall not be a Supervisor.”

10.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate for the Board of Directors to issue new shares as special resolution:

“That:

(1)	the Board of Directors be and is hereby authorized to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in sub-paragraph (2) of this Resolution;

74        China Life Insurance Company Limited    Annual Report 2005

(2)	the Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the aggregate nominal amount of the domestic shares and overseas listed shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to a Rights Issue or any option scheme or similar arrangement, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed shares of the Company in issue as at the date of this Resolution; and the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the People’s Republic of China (“PRC”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(3)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earliest of the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or the expiration of the 12-month period following the passing of this Resolution; or the date on which the authority sets out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

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Notice

        of Annual General Meeting

(4)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (2) of this Resolution, the Board of Directors be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds, and thing as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to sub-paragraph (2) of this Resolution.”

By Order of the Board of Directors

Heng Kwoo Seng

Company Secretary

April 27, 2006

Notes:

1.	Amendments to Articles of Association of the Company

The amendments to the Articles of Association set out in the special resolution under paragraph 9 above were proposed as a result of, in relation to sub-paragraphs (1) and (3), the actual needs of the Company’s operations and management, in relation to sub-paragraph (2), the promulgation of rules and regulations by the China Insurance Regulatory Commission, and in relation to sub-paragraph (4), making consistent references to title of the relevant posts. The special resolutions to amend the Articles of Association set out in this Notice need to be approved by the China Insurance Regulatory Commissions before becoming effective.

2.	Grant of general mandate to issue new shares

The purpose of the proposed special resolution under paragraph 10 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations. The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

3.	Eligibility for attending the Annual General Meeting

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Wednesday, May 17, 2006 are entitled to attend and vote the Annual General Meeting.

To qualify for attendance and vote at the Annual General Meeting to be held on Friday, June 16, 2006, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Tuesday, May 16, 2006.

4.	Distribution of dividend

The final dividend for the year ended 2005 will be distributed on or before July 25, 2006 to the shareholders listed on the register of members of the Company on Wednesday, May 17, 2006.

76        China Life Insurance Company Limited    Annual Report 2005

5.	Proxy

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read the 2005 annual report of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the Annual General Meeting. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (Form of proxy for use at the Annual General Meeting has been attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

6.	Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the Annual General Meeting to the registered office of the Company on or before Friday, May 26, 2006.

7.	Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Wednesday, May 17, 2006 to Friday, June 16, 2006 (both dates inclusive).

8.	Procedures for demanding poll by shareholders

Under the Articles of Association of the Company, a resolution at a shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two shareholders present in person or by proxy entitled to vote at the meeting; or (iii) any shareholder or shareholders present in person or by proxy and representing more than (or equal to) one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

9.	Election and Re-election of Directors
(1)	In relation to the agenda concerning election of members of the second session of the Board of Directors in this Notice:

(i) Re-election of members of the Board of Directors:

The Company proposed to re-elect the following Directors: Yang Chao, Wu Yan, Shi Guoqing, Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang and Ma Yongwei. The Directors, being eligible, have offered themselves for re-election by the shareholders of the Company. The re-election of these Directors will be individually voted on by the shareholders at the Annual General Meeting.

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Notice

        of Annual General Meeting

(ii) Appointment of new members of the Board of Directors:

The Company proposed to nominate Wan Feng and Zhuang Zuojin as new Directors of the Company. Such resolutions will be individually voted on by the shareholders at the Annual General Meeting.

(2)	The qualifications, previous experience and length of service with the Company of all the Directors who stand for re-election at the Annual General Meeting are set out in the “Directors, Supervisors and Other Senior Management” section on pages 66 to 72 of the Company’s annual report 2005.

(3)	Save as disclosed herein and in the Company’s annual report 2005, none of the Directors who stand for re-election at the Annual General Meeting have any relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company, or any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, or hold any directorships in other listed companies in the last three year.

(4)	The amount of emoluments paid for the year ended December 31, 2005 to each of the Directors who stand for re-election at the Annual General Meeting together with the basis of determining such emoluments are set out in the “Directors’, Supervisors’ and Senior Management’s Remuneration”, note 34 to the consolidated financial statements on pages 148 to 150 of the Company’s annual report 2005.

(5)	Other biographical details of each of the Directors who stand for election and re-election at the Annual General Meeting, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the “Listing Rules”), are set out below to enable shareholders to make an informed decision on their election and re-election. There is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in respect of the Directors who stand for election and re-election at the Annual General Meeting.

Wan Feng

Wan Feng, aged 48, became the Vice President of the Company in 2003. Mr. Wan became the Director of China Life Insurance Asset Management Company Limited from January 2006. From 1999, Mr. Wan was the Vice President of China Life Insurance Company and General Manager of its Shenzhen branch and Director of PICC-CMG. From 1997 to 1999, Mr. Wan was the General Manager of PICC Life Shenzhen branch. Prior to this, Mr. Wan was the Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company, Assistant Vice President of China Life Insurance Company, Hong Kong branch and Deputy Division Chief of PICC’s Jilin branch. Mr. Wang has 23 years experience in insurance industry. He received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and a Doctor’s Degree in Finance from Nankai University in Tianjin. Mr. Wan was awarded special allowance by the State Council. The Board of Directors will determine his remuneration based on his job responsibilities and in accordance with the authority granted by the shareholders at the Annual General Meeting.

Zhuang Zuojin

Zhuang Zuojin, aged 54, has been a vice president of China Life Insurance (Group) Company since August 2003 and has served as a director of China Life Insurance Asset Management Company Limited since June 2004, and as a director of China Life-CMG since June 2000. Ms. Zhuang was an assistant to the president of China Life Insurance Company from March 1999 to August 2003, and a vice president of the Zhejiang Provincial Branch of China Life Insurance Company, and the president of the Hangzhou Municipal Branch of China Life Insurance Company from March 1999 to October 2000. Ms. Zhuang was also the president of China Life Insurance Trust and Investment Company from June 1999 to October 2000, and a vice president of the Zhejiang Provincial Branch of PICC Life, and the president of the Hangzhou Municipal Branch of PICC Life from July 1996 to March 1999. From 1985 to 1996, she acted as vice chief and chief and chief accountant of the planning and finance division of the Zhejiang Provincial Branch of the People’s Insurance Company of China. Ms. Zhuang graduated from the Correspondence College of the Central Party School with major in economics management, she is a senior accountant and has worked in insurance companies for over 25 years with extensive experience in insurance business operation and management. The Board of Directors will determine her remuneration based on her job responsibilities and in accordance with the authority granted by the shareholders at the Annual General Meeting.

78        China Life Insurance Company Limited    Annual Report 2005

10.	Re-election of members of the Supervisory Committee
(1)	Re-election of members of the Supervisory Committee

The Company proposed to re-elect the following supervisors: Xia Zhihua, Wu Weimin and Tian Hui as Supervisors of the Company. The Supervisors, being eligible, have offered themselves for re-election by the shareholders of the Company. The re- election of these Supervisors will be individually voted on by the shareholders at the Annual General Meeting.

(2)	The qualifications, previous experience and length of service with the Company of all the Supervisors who stand for re-election at the Annual General Meeting are set out in the “Directors, Supervisors and Other Senior Management” section on pages 66 to 72 of the Company’s annual report 2005.

(3)	Save as disclosed herein and in the Company’s annual report 2005, none of the Supervisors who stand for re-election at the Annual General Meeting have any relationship with any directors, supervisors, senior management or substantial or controlling shareholder of the Company, or any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, or hold any directorships in any listed companies in the last three years.

(4)	The amount of emoluments paid for the year ended December 31 2005 to each of the Supervisors who stand for re-election at the Annual General Meeting together with the basis of determining such emoluments are set out in the “Directors’, Supervisors’ and Senior Management’s Remuneration” on pages 148 to 150 of the Company’s annual report 2005.

(5)	There is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in respect of the Supervisors who stand for re-election at the Annual General Meeting.

11.	Miscellaneous
(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, 16 Chaowei Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86(10) 8565 9032
86(10) 8565 9527
Facsimile No.:	86(10) 8525 2210

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Awards

No.1 Insurance Brand for Customer Satisfaction and Popularity in China’s Insurance market

In March 2005, in an opinion poll on First Most Popular Brand Among Consumers in China conducted by the market intelligence centre of the People’s Daily Press, the Company was elected as “No.1 Insurance Brand for Customer Satisfaction and Popularity” in China’s Insurance market.

Best Performing Call Centre Award in China 2005

In April 2005, Our centralized service platform “95519” Call Center was granted the “Award of the Best Performing Call Centre in China 2005” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management by Informationalization under the Ministry of Information Industry, and was the only life insurance company receiving such award in China. It was also the second consecutive year the Company was granted with this award.

China’s Top 500 Best Valued Brand

In September 2005, the brand of China Life ranked Top-ten among “China’s Top 500 Best Valued Brand in 2005” published by the Global Brand Committee jointly organized by the Global Brand Lab and Global Managers

Excellence Award in Corporate Competitiveness Rating 2005

In November 2005, the Company was awarded “Excellence Award in the Corporate Competitiveness Rating” in the Annual Meeting of Corporate Competitiveness organized by the China Business Operation Bulletin.

China’s National Brand

In December 2005, the brand of China Life was awarded “China’s National Brand” in “China Brand International Forum and 2005 Chinese Brand” organized by China World Trade Organization Seminar, Nan Fang City Daily, China Broadcasting and Television Association.

Best Company Profile Award in 2005

In January 2006, the Company was accorded with “the Best Company Profile Award in 2005” which was initiated by Enterprise Research Institute of Development Research Center of State Council P.R.China.

Most Reliable Life Insurer

In February 2006, in a major Internet election “2005 Financial Entities in China” conducted by Hexun Network, the Company was elected as “The Most Reliable Life Insurer”.

297th in The Global 2000

In April 2006, the Company ranked 297th among “The Global 2000” most recently announced by Forbes, and ranked seventh among the companies based in China (including Hongkong, Macau and Taiwan).

The 2005 Leader in Insurance Industry

In April 2006, the Company was named “The 2005 Leader in Insurance Industry” in the “2005 Chinese Service Industry Leaders Awards” organised by a number of market research institutes including the Honrizon Research Consultancy Group.

80        China Life Insurance Company Limited    Annual Report 2005

AUDITORS’ REPORT

PricewaterhouseCoopers 22nd Floor, Prince’s Building Central, Hong Kong Telephone: (852) 2289 8888 Facsimile: (852) 2810 9888

AUDITORS’ REPORT TO THE SHAREHOLDERS OF

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

We have audited the financial statements of China Life Insurance Company Limited (“the Company”) and its subsidiaries (“the Group”) as set out on pages 82 to 151 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are required to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, April 18, 2006

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CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

	Note	As at 31 December 2005 RMB million	As at 31 December 2004 (Restated (Note 2)) RMB million
ASSETS
Property, plant and equipment	6	12,710	12,250
Deferred policy acquisition costs	7	37,741	32,787
Financial assets
Debt securities:		255,554	150,234
– held-to-maturity securities	8.1	146,297	79,603
– available-for-sale securities	8.2	96,425	–
– non-trading securities	8.2	–	69,791
– financial assets at fair value through income	8.3	12,832	–
– trading securities	8.3	–	840
Equity securities:		39,548	17,271
– available-for-sale securities	8.2	26,261	–
– non-trading securities	8.2	–	12,597
– financial assets at fair value through income	8.3	13,287	–
– trading securities	8.3	–	4,674
Term deposits	8.5	164,869	175,498
Statutory deposits-restricted	8.6	5,353	4,000
Policy loans		981	391
Securities purchased under agreements to resell	8.7	–	279
Accrued investment income	8.8	6,813	5,084
Premiums receivables	10	4,959	3,912
Reinsurance assets	11	1,182	1,297
Cash and cash equivalents		28,051	27,217
Other	12	1,458	3,451

Total Assets		559,219	433,671

82        China Life Insurance Company Limited    Annual Report 2005

CONSOLIDATED BALANCE SHEET (continued)

AS AT 31 DECEMBER 2005

	Note	As at 31 December 2005 RMB million	As at 31 December 2004 (Restated (Note 2)) RMB million

LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	13	1,784	1,215
– unearned premium reserves	13	5,147	5,212
Long-term traditional insurance contracts	13	124,656	89,698
Long-term investment type insurance contracts	13	237,001	191,885
Deferred income	14	34,631	27,603
Financial Liabilities
Investment contracts
– with discretionary participation feature (“DPF”)	15	42,230	32,476
– without DPF	15	1,872	1,635
Securities sold under agreements to repurchase	16	4,731	–
Annuity and other insurance balances payable		4,492	2,801
Premiums received in advance		2,951	2,447
Policyholder dividends payable		6,204	2,037
Other liabilities	17	4,106	4,922
Current income tax liabilities		525	38
Deferred tax liabilities	24	7,982	4,371
Statutory insurance fund	18	98	429

Total liabilities		478,410	366,769

Contingencies and commitments	31,32	–	–

Shareholders’ equity
Share capital	29	26,765	26,765
Reserves	30	37,225	31,573
Retained earnings		16,388	8,192

Total shareholders’ equity		80,378	66,530

Minority interest		431	372

Total equity		80,809	66,902

Total liabilities and equity		559,219	433,671

Approved and authorized for issue by the board of directors on 18 April 2006

Yang Chao	Wu Yan
Director	Director

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2005         83

BALANCE SHEET

AS AT 31 DECEMBER 2005

	Note	As at 31 December 2005 RMB million	As at 31 December 2004 (Restated (Note 2)) RMB million
ASSETS
Property, plant and equipment	6	12,446	12,245
Deferred policy acquisition costs	7	37,741	32,787
Financial assets
Debt securities		255,011	149,950
– held-to-maturity securities	8.1	146,297	79,603
– available-for-sale securities	8.2	95,946	–
– non-trading securities	8.2	–	69,507
– financial assets at fair value through income	8.3	12,768	–
– trading securities	8.3	–	840
Equity securities		39,407	17,271
– available-for-sale securities	8.2	26,120	–
– non-trading securities	8.2	–	12,597
– financial assets at fair value through income	8.3	13,287	–
– trading securities	8.3	–	4,674
Term deposits	8.5	164,869	175,498
Investment in subsidiaries	33	480	480
Statutory deposits – restricted	8.6	5,353	4,000
Policy loans		981	391
Securities purchased under agreements to resell	8.7	–	279
Accrued investment income	8.8	6,797	5,080
Premiums receivables	10	4,959	3,912
Reinsurance assets	11	1,182	1,297
Cash and cash equivalents		27,741	26,578
Other	12	1,443	3,430

Total assets		558,410	433,198

84        China Life Insurance Company Limited    Annual Report 2005

BALANCE SHEET (continued)

AS AT 31 DECEMBER 2005

	Note	As at 31 December 2005 RMB million	As at 31 December 2004 (Restated (Note 2)) RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	13	1,784	1,215
– unearned premium reserves	13	5,147	5,212
Long-term traditional insurance contracts	13	124,656	89,698
Long-term investment type insurance contracts	13	237,001	191,885
Deferred income	14	34,631	27,603
Financial liabilities
Investment contracts
– with discretionary participation feature (“DPF”)	15	42,230	32,476
– without DPF	15	1,872	1,635
Securities sold under agreements to repurchase	16	4,625	–
Annuity and other insurance balances payable		4,492	2,801
Premiums received in advance		2,951	2,447
Policyholder dividends payable		6,204	2,037
Other liabilities	17	4,089	4,930
Current income tax liabilities		437	7
Deferred tax liabilities	24	7,982	4,371
Statutory insurance fund	18	98	429

Total liabilities		478,199	366,746

Contingencies and commitments	31,32	–	–
Shareholders’ equity
Share capital	29	26,765	26,765
Reserves	30	36,111	30,479
Retained earnings		17,335	9,208

Total shareholders’ equity		80,211	66,452

Total liabilities and shareholders’ equity		558,410	433,198

Approved and authorized for issue by the board of directors on 18 April 2006

Yang Chao	Wu Yan
Director	Director

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2005         85

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	2005 RMB million	2004 (Restated (Note 2)) RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2005: RMB80,651 million, 2004: RMB65,878 million)		81,022	66,257
Less: premiums ceded to reinsurers		(769)	(1,182)
Net written premiums and policy fees		80,253	65,075
Net change in unearned premium reserves		(215)	(67)
Net premiums earned and policy fees		80,038	65,008
Net investment income	19	16,685	11,317
Net realised losses on financial assets	20	(510)	–
Net realised losses on investments	20	–	(237)
Net fair value gains on assets at fair value through income	21	260	–
Net unrealised losses on trading securities	21	–	(1,061)
Other income		1,739	1,779
Total revenues		98,212	76,806
BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims Life insurance death and other benefits	22	(8,311)	(6,816)
Accident and health claims and claim adjustment expenses	22	(6,847)	(6,418)
Increase in long-term traditional insurance contracts liabilities	22	(33,977)	(25,361)
Interest credited to long-term investment type insurance contracts	22	(4,894)	(3,704)
Interest credited to investment contracts		(973)	(616)
Increase in deferred income		(8,521)	(7,793)
Policyholder dividends resulting from participation in profits		(5,359)	(2,048)
Amortisation of deferred policy acquisition costs	7	(7,766)	(6,263)
Underwriting and policy acquisition costs		(1,845)	(1,472)
Administrative expenses		(7,237)	(6,585)
Other operating expenses		(798)	(131)
Statutory insurance fund		(174)	(96)
Total benefits, claims and expenses		(86,702)	(67,303)
Net profit before income tax expenses	23	11,510	9,503
Income tax expenses	24	(2,145)	(2,280)
Net profit		9,365	7,223
Attributable to:
– shareholders of the Company		9,306	7,171
– minority interest		59	52
Basic and diluted earnings per share	26	RMB0.35	RMB0.27
Dividends proposed after the balance sheet date	27	1,338	Nil

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

86        China Life Insurance Company Limited    Annual Report 2005

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2005

	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital RMB million	Reserves RMB million (Note 30)	Retained earnings RMB million	RMB million	RMB million
At 1 January 2004	26,765	34,051	1,620	320	62,756
Net profit	–	–	7,171	52	7,223
Appropriation to statutory reserves	–	599	(599)	–	–
Unrealised losses, net of tax	–	(3,077)	–	–	(3,077)

At 31 December 2004	26,765	31,573	8,192	372	66,902

At 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	–	–	9,306	59	9,365
Appropriation to statutory reserves	–	1,110	(1,110)	–	–
Unrealised gains, net of tax	–	4,542	–	–	4,542

At 31 December 2005	26,765	37,225	16,388	431	80,809

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2005         87

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	2005 RMB million	2004 (Restated (Note 2)) RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit attributable to shareholders of the Company	9,306	7,171

Adjustments for non-cash items:
Changes in minority interest	59	52
Net realised and unrealised losses on financial assets	250	–
Net realised and unrealised losses on investments	–	1,298
Amortisation of deferred policy acquisition costs	7,766	6,263
Interest credited to long-term investment type insurance contracts and investment contracts	5,867	4,320
Policy fees	(6,083)	(5,194)
Depreciation and amortisation	948	778
Amortisation of premiums and discounts	(130)	(120)
Loss on foreign exchange and impairments	646	8
Deferred income tax	1,373	2,201

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(14,131)	(13,478)
Financial assets at fair value through income	(20,321)	–
Trading securities	–	(1,406)
Receivables and payables	3,096	(2,364)
Reserves for claims and claim adjustment expenses	569	401
Unearned premium reserves	(65)	(170)
Deferred income	8,570	7,793
Long-term traditional insurance contracts	34,108	25,361
Net cash inflow from operating activities	31,828	32,914
CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Debt securities	15,502	21,805
Equity securities	46,555	7,934
Property, plant and equipment	31	67
Purchases:
Debt securities	(102,427)	(105,051)
Equity securities	(58,214)	(13,005)
Property, plant and equipment	(1,484)	(970)
Term deposits, net	9,008	(38,306)
Securities purchased under agreements to resell	279	13,723
Other	(590)	(275)
Net cash outflow from investing activities	(91,340)	(114,078)

88        China Life Insurance Company Limited    Annual Report 2005

CONSOLIDATED CASH FLOW STATEMENT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

	2005 RMB million	2004 (Restated (Note 2)) RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	4,731	(6,448)
Deposits in long-term investment type insurance contracts and investment contracts	85,946	88,736
Withdrawals from long-term investment type insurance contracts and investment contracts	(29,960)	(16,523)
Net cash inflow from financing activities	60,717	65,765
Net increase/(decrease) in cash and cash equivalents	1,205	(15,399)
Cash and cash equivalents
Beginning of year	27,217	42,616
Foreign currency losses on cash and cash equivalents	(371)	–
End of year	28,051	27,217
Analysis of balance of cash and cash equivalents
Cash at bank and in hand	12,448	12,540
Short-term bank deposits	15,603	14,677
Supplemental cash flow information
Dividend Received	306	646
Interest Received	14,552	8,425
Income Tax Paid	279	168

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2005         89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2005

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life insurance, annuity, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16, Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company has a primary listing on the Stock Exchange of Hong Kong and the New York Stock Exchange.

These consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the board of directors on 18 April 2006.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”). The accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of HKFRS that were effective for accounting periods commencing on or after 1 January 2005. Other than reclassification of certain investment and insurance accounts there was no material impact from the adoption of the new HKFRS on shareholders’ equity and net profit. These statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

In 2005, the Group adopted the new or revised standards of HKFRS listed below, which are relevant to its operations. Reclassifications of certain accounts have been made to the 2004 comparatives, as required, in accordance with the relevant requirements.

90        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)
	HKAS 1	Presentation of Financial Statements
	HKAS 7	Cash Flow Statements
	HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
	HKAS 10	Events after the Balance Sheet Date
	HKAS 12	Income Taxes
	HKAS 14	Segment Reporting
	HKAS 16	Property, Plant and Equipment
	HKAS 17	Leases
	HKAS 18	Revenue
	HKAS 19	Employee Benefits
	HKAS 21	The Effects of Changes in Foreign Exchange Rates
	HKAS 24	Related Party Disclosures
	HKAS 27	Consolidated and Separate Financial Statements
	HKAS 32	Financial Instruments: Disclosures and Presentation
	HKAS 33	Earnings per Share
	HKAS 34	Interim Financial Reporting
	HKAS 36	Impairment of Assets
	HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
	HKAS 38	Intangible Assets
	HKAS 39	Financial Instruments: Recognition and Measurement
	HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
	HKFRS 3	Business Combinations
	HKFRS 4	Insurance Contract

The adoption of new or revised HKASs 1, 7, 8, 10, 12, 14, 16, 17, 18, 19, 21, 24, 27, 32, 33, 34, 36, 37, 38 and HKFRS 3 did not result in substantial changes to the Group’s accounting policies. In summary:

–	HKASs 7, 8, 10, 12, 14, 16, 17, 18, 19, 21, 27, 33, 34, 36, 37, 38 and HKFRS 3 had no material effect on the Group’s policies.

–	HKAS 1 has affected the order in which assets and liabilities are presented in the balance sheet and other disclosures and the presentation of minority interest in the income statement and in the statement of change in equity.

–	HKAS 24 has affected the identification of related parties and related-party disclosures.

–	HKAS 32 has required additional disclosures of information in respect of financial assets and financial liabilities.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than HKAS 39 which does not permit the Group to recognise, derecognise or measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 “Accounting for investments in securities” to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.

China Life Insurance Company Limited    Annual Report 2005         91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

The impact of the adoption of HKAS 39 and HKFRS 4 to the financial statements of the Group is as follows:

(i)	HKAS 39

The adoption of HKAS 39 resulted in a change in the accounting policy relating to the classification of financial assets at fair value through income and available-for-sale securities but no change in equity at 1 January 2005. The details of the adjustments to the consolidated balance sheet at 31 December 2005 and consolidated income statement for the year ended 31 December 2005 are as follows:

Consolidated balance sheet

As at 31 December 2005 RMB million
Increase:
Available-for-sale securities	122,686
Decrease:
Non-trading securities	(122,686)
Increase:
Financial assets at fair value through income	26,119
Decrease:
Trading securities	(26,119)

Consolidated income statement

2005 RMB million
Increase:
Net realised losses on financial assets	(510)
Decrease:
Net realised losses on investments	510
Increase:
Net fair value gains on assets at fair value through income	260
Decrease:
Net unrealised gains on trading securities	(260)

92        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(ii)	HKFRS 4

The adoption of HKFRS 4 has resulted in a change in the classification of insurance contracts and investment contracts. HKFRS 4 applies to (i) all direct and assumed risk insurance contracts (“insurance contracts”) and (ii) all investment contracts with a discretionary participation feature (“investment contracts with DPF”) of the Group. All other contracts (“investment contracts without DPF”) of the Group fall into the scope of HKAS 39.

The adoption of HKFRS 4 has no change on shareholders’ equity at 1 January 2005. The details of the adjustments to the consolidated balance sheets as at 31 December 2005 and 31 December 2004 and the consolidated income statement for the year ended 31 December 2005 and 2004 are as follows:

Consolidated balance sheet

	As at 31 December 2005 RMB million	As at 31 December 2004 RMB million
Increase:
Long-term traditional insurance contracts	124,656	89,698
Deferred income	34,631	27,603
Decrease:
Future life policyholder benefits	(159,287)	(117,301)
Increase:
Long-term investment type insurance contracts	237,001	191,885
Investment contracts
– with DPF	42,230	32,476
– without DPF	1,872	1,635
Decrease:
Policyholder contract deposits and other funds	(281,103)	(225,996)

Consolidated income statement

	2005 RMB million	2004 RMB million
Increase:
Insurance benefits and claims
– Increase in long-term traditional insurance contracts liabilities	(33,977)	(25,361)
Increase in deferred income	(8,521)	(7,793)
Decrease:
Insurance benefits and claims
– Increase in future life policyholder benefits	42,498	33,154
Increase:
Insurance benefits and claims
– Interest credited to long-term investment type insurance contracts	(4,894)	(3,704)
Interest credited to investment contracts	(973)	(616)
Decrease:
Interest credited to policyholder contract deposits	5,867	4,320

There was no impact on basic and diluted earnings per share from the adoption of HKAS 39 and HKFRS 4.

China Life Insurance Company Limited    Annual Report 2005         93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

The Hong Kong Institute of Certified Public Accountants (“HKICPA”) has issued a number of new and revised standards and interpretations as set out below which are effective for accounting periods beginning on or after 1 January 2006. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended 31 December 2005. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations. So far the Group do not expect the adoption of these new and revised standards and interpretations will have substantial changes to the Group’s accounting policies.

HKAS 1 (Amendment)	Capital Disclosures

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures

HKAS 39 (Amendment)	The Fair Value Option

HKAS 39 (Amendment) and HKFRS 4 (Amendment)	Financial Guarantee Contracts

HKFRS 7	Financial Instruments: Disclosures

HKFRS Interpretation 4	Determining whether an Arrangement contains a Lease

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast the majority of votes at the meetings of the board of directors.

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill which was not previously charged or recognised in the consolidated income statement.

In the Company only balance sheet the investment in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in Note 5.

94        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4	Foreign currency translation

The functional currency of the Group’s operations is Renminbi. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except for certain assets acquired prior to 1 January 1997. These assets were acquired as a result of the prior restructuring in 1996 of People’s Insurance Company of China (“PICC”), a state-owned enterprise. The restructuring created CLIC’s predecessor as a specialised life insurance subsidiary of PICC. CLIC is unable to obtain historical cost information for assets which were transferred to CLIC in that restructuring. Accordingly, these assets are stated at deemed costs less accumulated depreciation. Deemed cost is determined on the basis of a valuation performed as of 1 January 2000.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	30 to 35 years
Leasehold improvements	Over the remaining term of the lease
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

China Life Insurance Company Limited    Annual Report 2005         95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets

2.6.a	Investment in securities

From 1 January 2004 to 31 December 2004 the Group classified its investments in securities, other than subsidiaries, as held-to-maturity securities, trading securities and non-trading securities as further described below.

(i)	Held-to-maturity securities

Debt securities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity. Held-to-maturity securities are stated in the balance sheet at cost plus/less any premium/discount amortised to date. The premium or discount is amortised over the period to maturity and included as investment income in the income statement.

(ii)	Trading securities

Debt securities and equity securities which the Group purchases with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the income statement. Profit or loss on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, is recognised in the income statement.

(iii)	Non-trading securities

Investments other than those classified as held-to-maturity or trading are defined as non-trading and are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the reserve, is recognised in the income statement.

From 1 January 2005 onwards, the Group classifies its investments into the following categories: held-to- maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and debt securities that the Group has the positive intention and ability to hold to maturity.

(ii)	Financial assets at fair value through income

This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group. The Group presently has no financial assets designated at fair value through income at inception.

96        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.a	Investment in securities (continued)

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

2.6.b	Recognition and measurement

Purchases and sales of investments are recognised on trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through income statement, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognised in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.6.c	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

2.6.d	Policy loans

Policy loans originated by the Group are carried at amortised cost, net of provision for impairment in value. All policy loans are due in 6 months.

2.6.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

China Life Insurance Company Limited    Annual Report 2005         97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognised. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

2.8	Insurance contracts and investment contracts

2.8.1	Insurance contracts and investment contracts with DPF

2.8.1.a	Recognition and measurement

The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the holder to receive, as a supplement to benefits under the contracts, additional benefits or bonuses that are, at least in part, discretionary to the Group.

Insurance contracts and investment contracts with DPF are classified into three main categories. For these contracts, there was no major change in accounting policies as a result of adoption of new HKFRS.

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

98        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.a	Recognition and measurement (continued)

(ii)	Long-term traditional insurance contracts

Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Hence, for single premium and limited pay contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognised in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities. Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including, where appropriate a provision for adverse deviation, and a deferred profit liability for the deferred percent-of-premium profit margin, as described in Note 2.9. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.c.

(iii)	Long-term investment type insurance contracts and investment contracts with DPF

Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS 4.

During 2005, HKFRS 4 was adopted. HKFRS 4 permits the existing accounting policies to be applied to all contracts deemed to be insurance contracts under HKFRS 4. As a result, these long-term investment type insurance contracts and investment contracts with DPF continue to be accounted for as follows: revenue from these contracts consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in section 2.8.1.b). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

The policyholder liability for long-term investment type insurance contracts and investment contracts with DPF represents the accumulation of premium received less charges, as described above.

2.8.1.b	Deferred policy acquisition costs (“DAC”)

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are primarily related to the production of new and renewal business, are deferred. DAC are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.c.

China Life Insurance Company Limited    Annual Report 2005         99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.b	Deferred policy acquisition costs (“DAC”) (continued)

DAC for long-term investment type insurance contracts and investment contracts with DPF are amortised over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in the shareholders’ equity. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

2.8.1.c	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows for each category of contracts are used to determine any deficiency for those contracts. Any deficiency is immediately charged to income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision).

Any DAC written off as a result of the liability adequacy test cannot be subsequently reinstated.

2.8.1.d	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability become the responsibility of the Group.

100        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.e	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at least 70% of distributable surplus, which includes interest and realised gains and losses arising from the assets supporting these contracts; if this eligible surplus has not been declared and paid, it is included in the policyholder dividends payable. The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to participating policyholders in the future under the policy terms in respect of assets, is also included in the policyholder dividends payable.

2.8.2	Investment contracts without DPF

Investment contracts without DPF are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without DPF represents the accumulation of premium received less charges.

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (defined in section 2.8.1.b). Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

2.9	Deferred income

Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts with DPF. Both are described in Note 2.8.1.a. Both deferred income amounts will be released to income statement over the remaining lifetime of the business. These amounts were previously included in the liability for future life policyholder benefits.

2.10	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheets.

2.11	Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Voluntary payments made to certain former employees and which were not made pursuant to a formal or informal plan are expensed as paid.

China Life Insurance Company Limited    Annual Report 2005         101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Employee benefits (continued)

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

2.12	Revenue recognition

Turnover of the Group represents the total revenues.

Premium and policy fees

Premiums from long-term traditional life insurance contracts are recognised as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognised when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognise premiums over the period of risk in proportion to the amount of insurance protection provided.

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, policy loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.13	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.14	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

102        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.16	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.17	Comparatives

The Group previously disclosed “proceeds from investment in securities sold under agreements to repurchase, net” within “cash flow from investing activities” in cash flow statement. Management of the Group believes that their inclusion in “cash flow from financing activities” in cash flow statement is a fairer representation of the Group’s activities.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1	Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by the Group. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns, and administration and claim settlement expenses are made at inception of the contract. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered (“unlocked”) first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognised. However, significant deterioration in experience can lead to an immediate increase in the liabilities.

Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 13. If the investment return assumptions in all years were 1% lower or higher than the above, the insurance liabilities would increase by RMB8,885 million or decrease by RMB8,557 million. In these cases, there is no relief arising from reinsurance contracts held.

China Life Insurance Company Limited    Annual Report 2005         103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.1	Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs (continued)

Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates are described in Note 13. Where the mortality rates increased or decreased by 10% from current assumptions, the liability would increase by RMB257 million or decrease by RMB263 million respectively. Where the morbidity rates increased or decreased by 10% from management’s estimate, the liability would increase by RMB310 million or decrease by RMB310 million respectively.

The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 13.

3.2	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long-term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

3.3	Investments

The Group’s principal investments are debt securities, equity securities and term deposits. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets and liabilities are:

–	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

–	Equity securities: fair values are based on current bid prices.

–	Term deposits (excluding structured deposits), and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

–	Structured deposits: the market for structured deposits is not active, the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments. Due to the complexity of structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

–	Policy loans: the carrying values for policy loans approximate fair value.

104        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expect outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group has entered into two reinsurance agreements. One agreement cedes 35% of the business associated with a critical illness product to a reinsurer on a quota share basis. The other agreement, written on a surplus basis, reinsures the Group for losses above a specified amount, which is RMB1 million per person for life insurance, RMB1 million per person for accident insurance and RMB0.3 million per person for health insurance. These agreements spread insured risk and reduce the effect of potential losses to the Group.

China Life Insurance Company Limited    Annual Report 2005         105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

	2005		2004
Product name	RMB million	%	RMB million	%
Premium
Kang Ning Whole Life*	21,425	33.4%	18,014	35.7%
Hong Xin endowment*	20,994	32.8%	12,279	24.3%
Others	21,653	33.8%	20,164	40.0%

Total	64,072	100.0%	50,457	100.0%

Insurance benefits
Qian Xi endowment*	3,222	38.8%	2,359	34.6%
Kang Ning Whole Life*	2,121	25.5%	1,668	24.5%
Others	2,968	35.7%	2,789	40.9%

Total	8,311	100.0%	6,816	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life*	42,859	34.4%	31,822	35.5%
Hong Xin endowment*	21,549	17.3%	8,480	9.5%
Others	60,248	48.3%	49,396	55.0%

Total	124,656	100.0%	89,698	100.0%

*	Hong Xin endowment and Qian Xi endowment are two major long-term individual endowment traditional insurance contracts with DPF. Kang Ning Whole life is the biggest long-term individual whole life traditional insurance contract.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product provided by the Group in 2005. Hong Feng Endowment had RMB34,915 million of deposits in 2005, 55.5% of total received deposits of long-term investment type insurance contracts. Hong Tai Endowment and Hong Rui Endowment are the major products of long-term investment type insurance contracts provided by the Group in 2004. Hong Tai Endowment had RMB36,357 million of deposits in 2004, 54.0% of total received deposits of long-term investment type insurance contracts. Hong Rui Endowment had RMB17,521 million of deposits in 2004, 26.0% of total received deposits of long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2005 represented approximately 50% and 50% of gross and net life insurance premium and policy fees, respectively (2004: 47% and 47%). The net investment income, net realised gains/(losses) on financial assets and net fair value gains/(losses) on assets at fair value through income in 2005 are RMB11,102 million, RMB(318) million and RMB98 million respectively (2004: RMB7,140 million, RMB76 million and RMB(913) million).

106        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk

The Group’s activities expose it to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are interest rate risk, market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, market risk, credit risk, and liquidity risk.

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The table below summaries the effective interest rate at the balance sheet date rate across major applicable financial assets and financial liabilities.

As at 31 December	2005	2004
Financial assets other than at fair value through income
Debt securities
– held-to-maturity securities	4.6%	4.7%
– available-for-sale securities/non-trading securities	3.7%	3.4%
Term deposits	4.1%	4.3%
Cash and cash equivalents	3.0%	1.6%

Investment contracts with DPF	2.5%	2.5%
Investment contracts without DPF	2.3%	2.4%

The interest rates that are used to measure long-term traditional insurance contracts are disclosed in Note 13.

China Life Insurance Company Limited    Annual Report 2005         107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(i)	Interest rate risk (continued)

The following table summaries the major financial assets and liabilities subject to interest rate risk at their contractual or estimated maturity date:

As at 31 December 2005	2006	2007	2008	2009	2010	Thereafter	Total
	(RMB million)
Debt securities at carrying value
– fixed rate	9,460	4,084	4,355	28,980	6,669	183,587	237,135
– variable rate	377	567	16	6,284	3,262	7,913	18,419
Term deposits
– fixed rate	6,133	1,845	2,489	100	60	4,479	15,106
– variable rate	4,430	51,350	44,240	41,100	6,320	2,323	149,763
Cash and cash equivalents	28,051	–	–	–	–	–	28,051

Total	48,451	57,846	51,100	76,464	16,311	198,302	448,474

Long-term traditional insurance contracts	188	10	12	19	23	124,404	124,656
Long-term investment type insurance contracts	7,612	47,013	57,987	47,880	37,099	39,410	237,001
Investment contracts
– with DPF	6,390	632	612	828	959	32,809	42,230
– without DPF	178	224	664	18	24	764	1,872
Securities sold under agreements to repurchase	4,731	–	–	–	–	–	4,731

Total	19,099	47,879	59,275	48,745	38,105	197,387	410,490

As at 31 December 2004	2005	2006	2007	2008	2009	Thereafter	Total
	(RMB million)
Debt securities at carrying value
– fixed rate	1,147	5,549	5,505	5,066	26,424	88,855	132,546
– variable rate	–	2,300	666	446	6,129	8,147	17,688
Term deposits
– fixed rate	5,505	200	1,845	2,200	265	15,400	25,415
– variable rate	2,300	3,527	51,350	45,640	41,266	6,000	150,083
Securities purchased under agreement to resell	279	–	–	–	–	–	279
Cash and cash equivalents	27,217	–	–	–	–	–	27,217

Total	36,448	11,576	59,366	53,352	74,084	118,402	353,228

Long-term traditional insurance contracts	1,172	215	223	209	237	87,642	89,698
Long-term investment type insurance contracts	1,815	6,841	46,978	60,485	48,950	26,816	191,885
Investment contracts
– with DPF	2,166	447	447	440	558	28,418	32,476
– without DPF	72	124	293	12	16	1,118	1,635

Total	5,225	7,627	47,941	61,146	49,761	143,994	315,694

108        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(ii)	Market risk

The Group’s investments principally include term deposits, debt securities and equity securities. Prices of debt and equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s bond and stock markets are relatively unstable.

The Group manages market risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

The Group operates principally in PRC except for limited exposure to foreign exchange rate risk arise primarily with respect to structured deposits, debt securities and common stock denominated in US dollar (“US$”) or HK dollar (“HK$”).

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2005 and 2004.

	US$	HK$	Total
At 31 December 2005	RMB million	RMB million	RMB million
Equity securities	–	2,295	2,295
Debt securities	1,025	–	1,025
Term deposits (excluding structured deposits)	242	–	242
Structured deposits	4,802	–	4,802
Cash and cash equivalents	15,502	212	15,714

Total	21,571	2,507	24,078

	US$	HK$	Total
At 31 December 2004	RMB million	RMB million	RMB million
Term deposits (excluding structured deposits)	5,462	–	5,462
Structured deposits	4,800	–	4,800
Cash and cash equivalents	15,237	316	15,553

Total	25,499	316	25,815

(iii)	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

China Life Insurance Company Limited    Annual Report 2005         109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued) 4.2 Financial risk (continued)

(iv)	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

5	SEGMENT INFORMATION

5.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and traditional business. Participating life insurance business relates primarily to the sale of participating contracts, as described in Note 2.8.1.e. Traditional life insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating life insurance business and traditional life insurance business, as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of services to CLIC, as described in Note 28, and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised losses on financial assets/net realised losses on investments, net fair value gains on assets at fair value through income/net unrealised losses on trading securities and foreign exchange loss within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

110        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2005
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Revenues
Gross written premiums and policy fees	68,888	1,267	10,867	–	81,022
Gross written premiums	63,205	867	–	–
– Term Life	184	24	–	–
– Whole Life	23,310	674	–	–
– Endowment	35,480	–	–
– Annuity	4,231	169	–	–
Policy fees	5,683	400	–	–
Net premiums earned and policy fees	68,749	1,257	10,032	–	80,038
Net investment income	14,682	1,788	215	–	16,685
Net realised losses on financial assets	(448)	(55)	(7)	–	(510)
Net fair value gains on assets at fair value through income	229	28	3	–	260

Other income	–	–	–	1,739	1,739

Segment revenues	83,212	3,018	10,243	1,739	98,212
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(567)	–	–	(8,311)
Accident and health claims and claim adjustment expenses	–	–	(6,847)	–	(6,847)
Increase in long-term traditional insurance contracts liabilities	(33,550)	(427)	–	–	(33,977)
Interest credited to long-term investment type insurance contracts	(4,867)	(27)	–	–	(4,894)
Interest credited to investment contracts	–	(973)	–	–
(973) Increase in deferred income	(8,484)	(37)	–	–	(8,521)
Policyholder dividends resulting from participation in profits	(4,965)	(394)	–	–	(5,359)
Amortization of deferred policy acquisition costs	(6,955)	(544)	(267)	–	(7,766)
Underwriting and policy acquisition costs expensed in the year	(1,350)	(68)	(427)	–	(1,845)
Administrative expenses	(3,863)	(415)	(1,338)	(1,621)	(7,237)
Other operating expenses	(646)	(78)	(29)	(45)	(798)
Statutory insurance fund	(118)	(1)	(55)	–	(174)

Segment benefits, claims and expenses	(72,542)	(3,531)	(8,963)	(1,666)	(86,702)

Segment results	10,670	(513)	1,280	73	11,510

Income tax expenses	–	–	–	(2,145)	(2,145)

Net profit/(loss)	10,670	(513)	1,280	(2,072)	9,365
Attributable to:
– shareholders of the Company	10,670	(513)	1,280	(2,131)	9,306

– minority interest	–	–	–	59	59
Unrealised gains included in shareholders’ equity	3,997	487	58	–	4,542

China Life Insurance Company Limited    Annual Report 2005         111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

5	SEGMENT INFORMATION (continued)

	As at 31 December 2005
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Assets

Financial assets	416,310	50,713	6,095	–	473,118
Deferred policy acquisition costs	36,229	909	603	–	37,741
Cash and cash equivalents	24,683	3,007	361	–	28,051

Segment assets	477,222	54,629	7,059	–	538,910

Unallocated
Property, plant and equipment					12,710
Other assets					7,599

Total					559,219

Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	–	–	1,784	–	1,784
– unearned premium reserves	–	–	5,147	–	5,147
Long-term traditional insurance contracts	123,457	1,199	–	–	124,656
Long-term investment type insurance contracts	235,847	1,154	–	–	237,001
Deferred income	34,104	527	–	–	34,631
Financial liabilities
Investment contracts
– with DPF	–	42,230	–	–	42,230
– without DPF	–	1,872	–	–	1,872
Securities sold under agreements to repurchase	4,163	507	61	–	4,731

Segment liabilities	397,571	47,489	6,992	–	452,052

Unallocated
Other liabilities					26,358

Total					478,410

112        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2004
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Revenues
Gross written premiums and policy fees	54,909	742	10,606	–	66,257
Gross written premiums	50,113	344	–	–
– Term Life	183	28	–	–
– Whole Life	19,629	316	–	–
– Endowment	26,511	–	–	–
– Annuity	3,790	–	–	–
Policy fees	4,796	398	–	–
Net premiums earned and policy fees	54,902	742	9,364	–	65,008
Net investment income	9,986	1,137	194	–	11,317
Net realised losses on investments	(209)	(24)	(4)	–	(237)
Net unrealised losses on trading securities	(936)	(107)	(18)	–	(1,061)
Other income	–	–	–	1,779	1,779

Segment revenues	63,743	1,748	9,536	1,779	76,806

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(6,422)	(394)	–	–	(6,816)
Accident and health claims and claim adjustment expenses	–	–	(6,418)	–	(6,418)
Increase in long-term traditional insurance contracts liabilities	(25,341)	(20)	–	–	(25,361)
Interest credited to long-term investment type insurance contracts	(3,678)	(26)	–	–	(3,704)
Interest credited to investment contracts	–	(616)	–	–	(616)
Increase in deferred income	(7,672)	(121)	–	–	(7,793)
Policyholder dividends resulting from participation in profits	(1,909)	(139)	–	–	(2,048)
Amortization of deferred policy acquisition costs	(5,888)	(197)	(178)	–	(6,263)
Underwriting and policy acquisition costs expensed in the year	(1,038)	(13)	(421)	–	(1,472)
Administrative expenses	(3,241)	(510)	(1,231)	(1,603)	(6,585)
Other operating expenses	(51)	(8)	(20)	(52)	(131)
Statutory insurance fund	–	–	(96)	–	(96)

Segment benefits, claims and expenses	(55,240)	(2,044)	(8,364)	(1,655)	(67,303)

Segment results	8,503	(296)	1,172	124	9,503

Income tax expenses	–	–	–	(2,280)	(2,280)

Net profit/(loss)	8,503	(296)	1,172	(2,156)	7,223

Attributable to:
– shareholders of the Company	8,503	(296)	1,172	(2,208)	7,171
– minority interest	–	–	–	52	52

Unrealised losses included in shareholders’ equity	(2,715)	(309)	(53)	–	(3,077)

China Life Insurance Company Limited    Annual Report 2005         113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

5	SEGMENT INFORMATION (continued)

	As at 31 December 2004
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Assets
Financial assets	311,271	35,451	6,035	–	352,757
Deferred policy acquisition costs	31,466	1,054	267	–	32,787
Cash and cash equivalents	24,015	2,736	466	–	27,217

Segment assets	366,752	39,241	6,768	–	412,761

Unallocated
Property, plant and equipment					12,250
Other assets					8,660

Total					433,671

Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	–	–	1,215	–	1,215
– unearned premium reserves	–	–	5,212	–	5,212
Long-term traditional insurance contracts	88,985	713	–	–	89,698
Long-term investment type insurance contracts	190,791	1,094	–	–	191,885
Deferred income	27,039	564	–	–	27,603
Financial liabilities
Investment contracts
– with DPF	–	32,476	–	–	32,476
– without DPF	–	1,635	–	–	1,635

Segment liabilities	306,815	36,482	6,427	–	349,724

Unallocated
Other liabilities					17,045

Total					366,769

114        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

6	PROPERTY, PLANT AND EQUIPMENT

Group

	2005
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost or deemed cost
At 1 January 2005	11,669	2,304	1,722	803	126	16,624
Additions	72	484	56	753	17	1,382
Disposals	(26)	(68)	(67)	(5)	(1)	(167)
Transfers upon completion	429	26	–	(465)	10	–

At 31 December 2005	12,144	2,746	1,711	1,086	152	17,839

Accumulated depreciation
At 1 January 2005	(1,788)	(1,289)	(1,214)	–	(83)	(4,374)
Charges for the year	(380)	(313)	(174)	–	(17)	(884)
Disposals	4	62	63	–	–	129

At 31 December 2005	(2,164)	(1,540)	(1,325)	–	(100)	(5,129)

Net book value
At 1 January 2005	9,881	1,015	508	803	43	12,250

At 31 December 2005	9,980	1,206	386	1,086	52	12,710

China Life Insurance Company Limited    Annual Report 2005         115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2004
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost or deemed cost
At 1 January 2004	11,018	1,868	1,689	1,101	153	15,829
Additions	48	443	77	477	18	1,063
Disposals	(164)	(15)	(44)	–	(45)	(268)
Transfers upon completion	767	8	–	(775)	–	–

At 31 December 2004	11,669	2,304	1,722	803	126	16,624

Accumulated depreciation and impairment
At 1 January 2004	(1,674)	(992)	(1,100)	–	(55)	(3,821)
Charges for the year	(208)	(311)	(155)	–	(72)	(746)
Impairment loss	(3)	–	–	–	–	(3)
Disposals	97	14	41	–	44	196

At 31 December 2004	(1,788)	(1,289)	(1,214)	–	(83)	(4,374)

Net book value
At 1 January 2004	9,344	876	589	1,101	98	12,008

At 31 December 2004	9,881	1,015	508	803	43	12,250

116        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2005
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost or deemed cost
At 1 January 2005	11,669	2,299	1,720	803	126	16,617
Additions	72	476	55	501	17	1,121
Disposals	(26)	(68)	(67)	(5)	(1)	(167)
Transfers upon completion	429	26	–	(465)	10	–

At 31 December 2005	12,144	2,733	1,708	834	152	17,571

Accumulated depreciation
At 1 January 2005	(1,788)	(1,287)	(1,214)	–	(83)	(4,372)
Charges for the year	(380)	(312)	(173)	–	(17)	(882)
Disposals	4	62	63	–	–	129

At 31 December 2005	(2,164)	(1,537)	(1,324)	–	(100)	(5,125)

Net book value
At 1 January 2005	9,881	1,012	506	803	43	12,245

At 31 December 2005	9,980	1,196	384	834	52	12,446

China Life Insurance Company Limited    Annual Report 2005         117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2004
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost or deemed cost
At 1 January 2004	11,018	1,864	1,689	1,101	153	15,825
Additions	48	442	75	477	18	1,060
Disposals	(164)	(15)	(44)	–	(45)	(268)
Transfers upon completion	767	8	–	(775)	–	–

At 31 December 2004	11,669	2,299	1,720	803	126	16,617

Accumulated depreciation and impairment
At 1 January 2004	(1,674)	(992)	(1,100)	–	(55)	(3,821)
Charges for the year	(208)	(309)	(155)	–	(72)	(744)
Impairment loss	(3)	–	–	–	–	(3)
Disposals	97	14	41	–	44	196

At 31 December 2004	(1,788)	(1,287)	(1,214)	–	(83)	(4,372)

Net book value
At 1 January 2004	9,344	872	589	1,101	98	12,004

At 31 December 2004	9,881	1,012	506	803	43	12,245

118        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

7	DEFERRED POLICY ACQUISITION COSTS

Group and Company	2005 RMB million	2004 RMB million
Gross
At 1 January	32,981	25,164
Acquisition costs deferred	14,231	13,672
Amortisation charged through income	(7,960)	(6,559)
Amortisation charged through equity	(1,411)	704

At 31 December	37,841	32,981

Ceded
At 1 January	(194)	(296)
Acquisition costs deferred	(100)	(194)
Amortisation charged through income	194	296

At 31 December	(100)	(194)

Net
At 1 January	32,787	24,868
Acquisition costs deferred	14,131	13,478
Amortisation charged through income	(7,766)	(6,263)
Amortisation charged through equity	(1,411)	704

At 31 December	37,741	32,787

DAC excluding unrealised (gains)/losses	38,188	31,823
DAC recorded in unrealised (gains)/losses	(447)	964

Total	37,741	32,787

Current	603	267
Non-current	37,138	32,520

Total	37,741	32,787

China Life Insurance Company Limited    Annual Report 2005         119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group and Company
At 31 December 2005

Debt securities
Government bonds	90,067	8,652	(13)	98,706
Government agency bonds	28,609	1,650	(12)	30,247
Corporate bonds	3,257	310	–	3,567
Subordinated bonds/debts	24,364	901	–	25,265

Total	146,297	11,513	(25)	157,785

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group and Company
At 31 December 2004

Debt securities
Government bonds	52,512	68	(146)	52,434
Government agency bonds	4,942	5	(59)	4,888
Corporate bonds	2,714	86	(18)	2,782
Subordinated bonds/debts	19,435	209	(28)	19,616

Total	79,603	368	(251)	79,720

	Group and Company
Contractual maturity schedule	Amortised cost		Estimated fair value
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Maturing:
Within one year	687	–	694	–
After one year but within five years	35,481	31,010	37,256	30,948
After five years but within ten years	53,750	42,832	58,878	43,071
After ten years	56,379	5,761	60,957	5,701

Total	146,297	79,603	157,785	79,720

120        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.2	Available-for-sale securities/Non-trading securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group
At 31 December 2005

Debt securities
Government bonds	49,180	1,157	(415)	49,922
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	95,220	2,114	(909)	96,425

Equity securities
Funds	24,845	422	(153)	25,114
Common stock	1,009	138	–	1,147

Subtotal	25,854	560	(153)	26,261

Total	121,074	2,674	(1,062)	122,686

Company
At 31 December 2005

Debt securities
Government bonds	48,703	1,155	(415)	49,443
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	94,743	2,112	(909)	95,946

Equity securities
Funds	24,703	421	(151)	24,973
Common stock	1,009	138	–	1,147

Subtotal	25,712	559	(151)	26,120

Total	120,455	2,671	(1,060)	122,066

China Life Insurance Company Limited    Annual Report 2005         121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.2	Available-for-sale securities/Non-trading securities (continued)

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group
At 31 December 2004

Debt securities
Government bonds	43,871	109	(4,368)	39,612
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,808	343	(5,360)	69,791

Equity securities
Funds	13,243	22	(668)	12,597

Total	88,051	365	(6,028)	82,388

Company
At 31 December 2004

Debt securities
Government bonds	43,587	109	(4,368)	39,328
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,524	343	(5,360)	69,507

Equity securities
Funds	13,243	22	(668)	12,597

Total	87,767	365	(6,028)	82,104

122        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.2	Available-for-sale securities/Non-trading securities (continued)

	Group
Debt securities-contractual maturity schedule	Amortised cost		Estimated fair value
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	2,028	1,145	2,043	1,147
After one year but within five years	15,437	20,477	15,995	20,235
After five years but within ten years	37,892	32,923	38,371	30,797
After ten years	39,863	20,263	40,016	17,612

Total	95,220	74,808	96,425	69,791

	Company
Debt securities-contractual maturity schedule	Amortised cost		Estimated fair value
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	1,862	1,145	1,877	1,147
After one year but within five years	15,126	20,477	15,682	20,235
After five years but within ten years	37,892	32,639	38,371	30,513
After ten years	39,863	20,263	40,016	17,612

Total	94,743	74,524	95,946	69,507

The proceeds from sales of available-for-sale securities/non-trading securities and the gross realised gains/(losses) for the years ended 31 December 2005 and 2004 were as follows:

	Group and Company
	2005 RMB million	2004 RMB million
Proceeds from sales of available-for-sale securities/non-trading securities	59,806	26,160
Gross realised gains	301	127
Gross realised losses	(68)	(32)

China Life Insurance Company Limited    Annual Report 2005         123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.3	Financial assets at fair value through income/trading securities

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Debt securities
Government bonds	3,229	840	3,229	840
Government agency bonds	7,116	–	7,116	–
Corporate bonds	1,759	–	1,695	–
Subordinated bonds/debts	728	–	728	–

Subtotal	12,832	840	12,768	840

Equity securities
Funds	8,408	4,674	8,408	4,674
Common stocks	4,875	–	4,875	–
Warrants	4	–	4	–

Subtotal	13,287	4,674	13,287	4,674

Total	26,119	5,514	26,055	5,514

124        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.4	Listed and unlisted debt securities and equity securities at carrying value

	2005 RMB million	2004 RMB million
Group
Listed debt securities – mainland, PRC
Government bonds	62,192	45,232
Corporate bonds	4,377	2,954

Subtotal	66,569	48,186

Unlisted debt securities
Government bonds	81,026	47,732
Government agency bonds	66,387	31,380
Corporate bonds	11,954	3,501
Subordinated bonds/debts	29,618	19,435

Subtotal	188,985	102,048

Listed equity securities
Common stocks
– listed in HK, PRC	2,294	–
– listed in mainland, PRC	3,728	–
Funds – listed in mainland, PRC	5,057	4,674
Warrants – listed in mainland, PRC	4	–

Subtotal	11,083	4,674

Unlisted equity securities
Funds	28,465	12,597

Total	295,102	167,505

As of 31 December 2005, the amount of unlisted debt securities, contracted in the over-the-counter market, is RMB184,913 million (2004: RMB84,025 million).

China Life Insurance Company Limited    Annual Report 2005         125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.4	Listed and unlisted debt securities and equity securities at carrying value (continued)

	2005 RMB million	2004 RMB million
Company
Listed debt securities – mainland, PRC
Government bonds	61,713	44,948
Corporate bonds	4,333	2,954

Subtotal	66,046	47,902

Unlisted debt securities
Government bonds	81,026	47,732
Government agency bonds	66,387	31,380
Corporate bonds	11,934	3,501
Subordinated bonds/debts	29,618	19,435

Subtotal	188,965	102,048

Listed equity securities
Common stocks
– listed in Hong Kong, PRC	2,294	–
– listed in mainland, PRC	3,728	–
Funds – listed in mainland, PRC	4,968	4,674
Warrants – listed in mainland, PRC	4	–

Subtotal	10,994	4,674

Unlisted equity securities
Funds	28,413	12,597

Total	294,418	167,221

8.5	Term deposits

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Contractually maturing:
Within one year	10,563	7,805	10,563	7,805
After one year but within five years	147,504	146,293	147,504	146,293
After five years but within ten years	3,502	17,503	3,502	17,503
After ten years	3,300	3,897	3,300	3,897

Total	164,869	175,498	164,869	175,498

Included in term deposits are structured deposits of RMB4,802 million (2004: RMB4,800 million). The interest rates of these deposits fluctuate based on changes in certain interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are carried at amortised cost.

126        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

8	FINANCIAL ASSETS (continued)

8.6	Statutory deposits – restricted

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Contractually maturing:
After one year but within five years	5,353	4,000	5,353	4,000

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

8.7	Securities purchased under agreements to resell

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Contractually maturing:
Within 30 days	–	79	–	79
After 30 days but within 90 days	–	200	–	200

Total	–	279	–	279

8.8	Accrued investment income

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Term deposits	2,983	2,843	2,983	2,843
Debt securities	3,805	2,203	3,790	2,199
Others	25	38	24	38

Total	6,813	5,084	6,797	5,080

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Current	6,802	5,081	6,786	5,077
Non-current	11	3	11	3

Total	6,813	5,084	6,797	5,080

China Life Insurance Company Limited    Annual Report 2005         127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of investments are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the surrender value before surrender charges that the Group is required to pay if such payment is immediately demanded by the holders of investment contracts.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Estimated fair value
	2005 RMB million	2004 RMB million
Debt securities	267,042	150,351
Equity securities	39,548	17,271
Term deposits (excluding structured deposits)	160,067	170,698
Structured deposits	4,538	4,789
Statutory deposits – restricted	5,353	4,000
Securities purchased under agreements to resell	–	279
Policy loans	981	391
Cash and cash equivalents	28,051	27,217
Long-term investment type insurance contracts	(219,973)	(176,711)
Investment contracts with DPF	(35,039)	(26,117)
Investment contracts without DPF	(1,673)	(1,377)
Securities sold under agreements to repurchase	(4,731)	–

	Carrying value
	2005 RMB million	2004 RMB million
Debt securities	255,554	150,234
Equity securities	39,548	17,271
Term deposits (excluding structured deposits)	160,067	170,698
Structured deposits	4,802	4,800
Statutory deposits – restricted	5,353	4,000
Securities purchased under agreements to resell	–	279
Policy loans	981	391
Cash and cash equivalents	28,051	27,217
Long-term investment type insurance contracts	(237,001)	(191,885)
Investment contracts with DPF	(42,230)	(32,476)
Investment contracts without DPF	(1,872)	(1,635)
Securities sold under agreements to repurchase	(4,731)	–

10	PREMIUMS RECEIVABLES

The aging of premiums receivables is within 2 months.

128        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

11	REINSURANCE ASSETS

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Claims recoverable from reinsurers (Note 13)	106	136	106	136
Ceded unearned premiums (Note 13)	291	571	291	571
Long-term traditional insurance contracts ceded (Note 13)	674	–	674	–
Due from reinsurance companies	111	590	111	590

Total	1,182	1,297	1,182	1,297

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Current	508	1,297	508	1,297
Non-current	674	–	674	–

Total	1,182	1,297	1,182	1,297

12	OTHER

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Due from CLIC (Note 28(c))	851	1,387	843	1,379
Receivable for fund units redeemed	176	1,500	176	1,500
Others	431	564	424	551

Total	1,458	3,451	1,443	3,430

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Current	1,333	3,282	1,063	3,261
Non-current	125	169	380	169

Total	1,458	3,451	1,443	3,430

China Life Insurance Company Limited    Annual Report 2005         129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

13	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions
(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. The assumed rate of investment return in future years reflect increased investment in higher yielding securities and term deposits, including corporate bonds, subordinated bonds/debts, longer duration debt securities, equity securities and structured deposits. The assumed rate of investment return and provision for adverse deviation used are as follows:

Policies issued	Interest rate assumptions	Provision for adverse deviation

Prior to 2003	3.8% – 5.0%	0.25% – 0.5%

2003	3.65% – 5.0%	0.25% – 0.5%

2004	3.7% – 5.17%	0.25% – 0.5%

2005	4.00% – 5.20%	0.25% – 0.5%

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life 1990-1993 Industry Experience Life Tables, adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis, as follows:

	Individual Life		Group Life
Policies issued	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
Prior to 2003	15.0	2.00%	15.0	2.00%
2003	12.5	1.75%	12.5	1.75%
2004	10.0 –17.5	1.65% – 2.55%	17.5	1.65%
2005	14.5 –19.5	1.50% – 1.80%	4.0	1.30%

130        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

13	INSURANCE CONTRACTS (continued)

(b)	Change in assumptions

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

(c)	Net liabilities of insurance contracts and investment contracts

Group and Company	2005 RMB million	2004 RMB million
Gross
Short term insurance contracts:
– claims and claim adjustment expenses	1,784	1,215
– unearned premiums	5,147	5,212
Long-term traditional insurance contracts	124,656	89,698
Long-term investment type insurance contracts	237,001	191,885
Investment contracts
– with DPF	42,230	32,476
– without DPF	1,872	1,635

Total, gross	412,690	322,121

Recoverable from reinsurers
Short-term insurance contracts:
– claims and claim adjustment expenses (Note 11)	(106)	(136)
– unearned premiums (Note 11)	(291)	(571)
Long-term traditional insurance contracts (Note 11)	(674)	–

Total, ceded,	(1,071)	(707)

Net
Short term insurance contracts:
– claims and claim adjustment expenses	1,678	1,079
– unearned premiums	4,856	4,641
Long-term traditional insurance contracts	123,982	89,698
Long-term investment type insurance contracts	237,001	191,885
Investment contracts
– with DPF	42,230	32,476
– without DPF	1,872	1,635

Total, net	411,619	321,414

China Life Insurance Company Limited    Annual Report 2005         131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

13	INSURANCE CONTRACTS (continued)

(d)	Claims incurred ratio

	2005 RMB million	2004 RMB million
Claims incurred-net	6,847	6,418
Claims incurred ratio	68%	69%

(e)	Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

Group and Company	2005 RMB million	2004 RMB million
Notified claims	651	467
Incurred but not reported	564	347

Total at 1 January – Gross	1,215	814

Cash paid for claims settled in year
– Cash paid for current year claims	(4,962)	(5,961)
– Cash paid for prior year claims	(1,975)	(1,107)
Claims incurred in year
– Claims arising in current year	6,653	7,132
– Claims arising in prior year	853	337

Total at 31 December – Gross	1,784	1,215

Notified claims	638	651
Incurred but not reported	1,146	564

Total at 31 December – Gross	1,784	1,215

The table below presents movement of unearned premium reserves:

	2005 RMB million			2004 RMB million
Group and Company	Gross	Ceded	Net	Gross	Ceded	Net
At 1 January	5,212	(571)	4,641	5,382	(808)	4,574
Changes in the year	(65)	280	215	(170)	237	67

At 31 December	5,147	(291)	4,856	5,212	(571)	4,641

132        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

13	INSURANCE CONTRACTS (continued)

(f)	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

Group and Company	2005 RMB million
At 1 January	89,698
Valuation premium	42,271
Liabilities released for death or other termination and related expenses	(11,486)
Accretion of interest	3,880
Other movements	293
At 31 December	124,656

(g)	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

Group and Company	2005 RMB million
At 1 January	191,885
Deposits received	62,945
Deposits withdrawn	(17,011)
Fees deducted from account balances	(5,712)
Interest credited	4,894
At 31 December	237,001

14	DEFERRED INCOME

The table below presents movement of deferred income:

Group and Company	2005 RMB million	2004 RMB million
At 1 January	27,603	18,753
Change in the year	7,028	8,850
At 31 December	34,631	27,603
Deferred income excluding unrealised (gains)/losses	35,116	26,546
Deferred income recognised in unrealised (gains)/losses	(485)	1,057
Total deferred income	34,631	27,603

China Life Insurance Company Limited    Annual Report 2005         133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

15	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

Group and Company	2005 RMB million	2004 RMB million
At 1 January	34,111	18,749
Deposits received	23,001	21,353
Deposits withdrawn	(13,612)	(6,228)
Policy fees deducted from account balances	(371)	(379)
Interest credited	973	616

At 31 December	44,102	34,111

Investment contracts
– with DPF	42,230	32,476
– without DPF	1,872	1,635

Total	44,102	34,111

16	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Liabilities are due within thirty days from the balance sheet date. The carrying values of debt securities and term deposits pledged as collateral are as follows:

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Term deposits pledged	600	–	600	–
Debt securities pledged	4,131	–	4,025	–

Total	4,731	–	4,625	–

17	OTHER LIABILITIES

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Salary and staff welfare payable	1,533	1,608	1,500	1,593
Commission and brokerage payable	997	958	997	958
Agent deposits	498	478	498	478
Tax payable	183	158	180	163
Payable to constructors	115	217	114	217
Others	780	1,503	800	1,521

Total	4,106	4,922	4,089	4,930

134        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

17	OTHER LIABILITIES (continued)

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Current	4,106	4,922	4,089	4,930

18	STATUTORY INSURANCE FUND

According to the PRC “Financial Regulations for Insurance Companies”, insurance companies are required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance and reinsurance business, and 0.15% of those of life insurance business with a guaranteed interest rate, and 0.05% of those of life insurance business without a guaranteed interest rate.

19	NET INVESTMENT INCOME

	2005 RMB million	2004 RMB million
Debt securities	8,429	3,720
Term deposits and cash and cash equivalents	7,903	6,744
Equity securities	494	646
Policy loans	22	11
Securities purchased under agreements to resell	3	253

Subtotal	16,851	11,374

Securities sold under agreements to repurchase	(70)	(10)
Investment expenses	(96)	(47)

Total	16,685	11,317

China Life Insurance Company Limited    Annual Report 2005         135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

20	NET REALISED LOSSES ON FINANCIAL ASSETS/NET REALISED LOSSES ON INVESTMENTS

		2005 RMB million	2004 RMB million
Debt securities
Gross realised gains		158	18
Gross realised losses		(5)	(15)
Impairments	(i)	(92)	(320)

Subtotal		61	(317)

Equity securities
Gross realised gains		143	97
Gross realised losses		(63)	(17)
Impairments	(ii)	(651)	–

Subtotal		(571)	80

Total		(510)	(237)

Note:

(i)	The Group has government bonds deposited with Min Fa Securities Limited Company (“Min Fa”). During the year ended 31 December 2004, while the underlying government bonds themselves were not considered to be impaired, the Group recorded an impairment charge against these bonds as the financial difficulties at Min Fa were deemed to have impaired the Group’s estimated future cash flows from these bonds. An impairment charge of RMB320 million was recorded to reduce the carrying value of these government bonds held by Min Fa to RMB92 million.

During the year ended 31 December 2005, Min Fa was ordered by the China Securities Regulatory Commission to wind up and liquidation proceedings against Min Fa were commenced. As a result, the Group recorded an impairment provision in 2005 for the remaining RMB92 million carrying value in government bonds held by Min Fa.

(ii)	The Group recorded impairment losses approximately RMB651 million (2004: Nil). In the opinion of the Group’s management, it is possible on equity securities of that the Group may not realise a full recovery on these investments which incurred an other- than-temporary decline in value in accordance with the accounting policies disclosed in Note 2.6.f.

21	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME/NET UNREALISED LOSSES ON TRADING SECURITIES

	2005 RMB million	2004 RMB million
Debt securities	88	11
Equity securities	172	(1,072)

Total	260	(1,061)

136        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

22	INSURANCE BENEFITS AND CLAIMS

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increases in long-term traditional insurance contracts liabilities	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	–	4,894

Total insurance benefits and claims	54,834	(805)	54,029

For the year ended 31 December 2004
Life insurance death and other benefits	6,816	–	6,816
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Increases in long-term traditional insurance contracts liabilities	25,361	–	25,361
Interest credited to long-term investment type insurance contracts	3,704	–	3,704

Total insurance benefits and claims	43,350	(1,051)	42,299

23	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	2005 RMB million	2004 RMB million
Salary and welfare	3,118	2,827
Housing benefits	251	199
Contribution to the defined contribution pension plan	342	295
Depreciation	884	746
Loss on disposal of property, plant and equipment	7	5
Exchange loss	639	59
Auditor’s remuneration	46	32

China Life Insurance Company Limited    Annual Report 2005         137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

24	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	2005 RMB million	2004 RMB million
Current taxation – Enterprises income tax	772	79
Deferred taxation	1,373	2,201

Taxation charges	2,145	2,280

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2005 RMB million	2004 RMB million
Net profit before income tax expenses	11,510	9,503

Tax computed at the statutory tax rate of 33%	3,798	3,136
Tax exception from taxable income at the statutory tax rate of 33%	(1,763)	(923)
Addition tax liability from expenses not deductible for tax purposes	110	67

Income taxes at effective tax rate	2,145	2,280

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	At 31 December 2005, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	Group and Company
	2005 RMB million	2004 RMB million
At 1 January	4,371	3,686
Deferred taxation charged to income statement	1,373	2,201
Taxation charged to equity	2,238	(1,516)

At 31 December	7,982	4,371

138        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

24	TAXATION (continued)
(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows:

Deferred tax

Group and Company	Long-term insurance contracts and investment insurance contracts RMB million	Short-term contracts RMB million	Investments RMB million	DAC RMB million	Others RMB million	Total RMB million
At 1 January, 2004	3,512	117	357	(8,206)	534	(3,686)
(Charged)/credited to income statement	92	(126)	232	(2,381)	(18)	(2,201)
Charged to equity	348	–	1,400	(232)	–	1,516

At 31 December, 2004	3,952	(9)	1,989	(10,819)	516	(4,371)

At 1 January, 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged)/credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
Charged to equity	(303)	–	(2,401)	466	–	(2,238)

At 31 December, 2005	3,615	158	389	(12,454)	310	(7,982)

	Group and Company
	2005 RMB million	2004 RMB million
Gross deferred tax assets	4,472	6,457
Gross deferred tax liabilities	(12,454)	(10,828)

Net deferred tax liabilities	(7,982)	(4,371)

	Group and Company
	2005 RMB million	2004 RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	3,697	6,457
– deferred tax asset to be recovered within 12 months	775	–

Subtotal	4,472	6,457

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(12,255)	(10,731)
– deferred tax liability to be settled within 12 months	(199)	(97)

Subtotal	(12,454)	(10,828)

Net deferred tax liabilities	(7,982)	(4,371)

China Life Insurance Company Limited    Annual Report 2005         139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

25	NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The net profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB9,218 million (2004: RMB7,093 million).

26	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2005 is based on the number of 26,764,705,000 ordinary shares.

27	DIVIDENDS PROPOSED AFTER THE BALANCE SHEET DATE

A dividend in respect of 2005 of RMB0.05 per ordinary share, amounting to a total dividend of RMB1,338 million, is to be proposed at the Annual General Meeting in June 2006. These financial statements do not reflect this dividend payable.

28	SIGNIFICANT RELATED PARTY TRANSACTIONS
(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as of 31 December 2005:

Significant related party	Relationship with the Company

China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company

China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company

China Life Asset Management (Hong Kong)	A subsidiary of AMC

Corporation Limited

Beijing Zhongbaoxin Real Estate Development Co. Ltd	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for the year ended 31 December 2005.

	Note	2005 RMB million	2004 RMB million
Transaction with CLIC
Policy management fee income earned from CLIC	(i)	1,567	1,667
Asset management fee receivable earned from CLIC	(ii)	84	73
Non-performing assets management fee earned from CLIC	(iii)	11	13
Property leasing expense charged by CLIC	(iv)	335	335
Transaction with AMC
Asset management fee expense charged by AMC	(ii)	239	139

140        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with CLIC and AMC (continued)

Note:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB8 per policy and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income through consolidated income statement.

(ii)	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. The rate was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed. If the average investment rate of return for the assets managed for a particular year exceeds a target investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the target investment rate of return, as agreed, by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

Under a separate agreement signed by CLIC and the Company on 30 September 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on 30 November 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

The asset management fee charged the Company by AMC is eliminated through the consolidated income statement.

(iii)	The Group assisted CLIC to realise in cash certain non-performing assets of CLIC and as a result, received in 2005 a fee of RMB11 million (2004: RMB13 million), being approximately 7% of cash realised by CLIC (2004: 7%).

(iv)	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.

China Life Insurance Company Limited    Annual Report 2005         141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to CLIC and its subsidiaries

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms.

	2005 RMB million	2004 RMB million
Amount due from CLIC (Note 12)	851	1,387
Amount due to CLIC	(20)	(52)
Amount due to Beijing Zhongbaoxin Real Estate Development Co. Ltd	–	(35)

(d)	Key management compensation

	2005 RMB million	2004 RMB million
Salaries and other short-term employee benefits	7	5
Termination benefits	–	–
Post-employment benefits	–	–
Other long-term benefits	–	–
Share-based payments	–	–

Total	7	5

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state- owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 31 December 2005, more than 63% (2004: more than 72%) of bank deposits were with state-owned banks; approximately 94% (2004: approximately 91%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-owned enterprises. For the year end 31 December 2005, more than 82% (2004: more than 89%) of the group insurance business of the Group were with state-owned enterprises; approximately 88% (2004: approximately 67%) of bankassurance brokerage charges of RMB3,144 million (2004: RMB1,929 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 63% (2004: more than 72%) of bank deposit interest income were from state-owned banks.

142        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Renewed connected transaction agreements
(i)	On 24 December 2005, the Company and CLIC have entered into the Renewed Policy Management Agreement. There is no significant change in respect of relevant terms and conditions.

(ii)	On 27 December 2005, CLIC and the AMC entered into the renewed CLIC asset management agreement. Under the new agreement, CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined by the AMC and CLIC with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC under the renewed Company asset management agreement, which was a comprehensive service fee rate arrived at.

On 29 December 2005, the Company and the AMC entered into the renewed Company asset management agreements. Under the new agreement, the Company agrees to pay the AMC: a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees under the renewed Company asset management agreement were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the representation of the service fee rates under the renewed CLIC asset management agreement and the renewed Company asset management agreement is different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

(iii)	The Company entered into the Renewed Property Leasing Agreement with CLIC on 23 December 2005 to renew the Property Leasing Agreement in the foregoing statement. There is no significant difference between two agreements with regard to relevant terms and conditions for some supplementary information.

(iv)	CLIC is a connected person of the Company by virtue of its being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A11(5) of the Listing Rules. Given that the annual consideration payable under each of the Agreements represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, each of the Agreements falls within Rule 14A34 and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval.

29	SHARE CAPITAL

	Registered, issued and fully paid Ordinary shares of RMB1 each
	No. of shares	RMB million
At 31 December 2004	26,764,705,000	26,765

At 31 December 2005	26,764,705,000	26,765

China Life Insurance Company Limited    Annual Report 2005         143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

30	RESERVES

	Additional Paid in Capital RMB million	Unrealised gains/(losses) RMB million	Statutory Reserve Fund RMB million (a)	Statutory Welfare Fund RMB million (a)	Total RMB million
The Group
At 1 January 2004	34,776	(778)	27	26	34,051
Unrealised losses, net of tax
– arising from non-trading securities during the period	–	(2,902)	–	–	(2,902)
– reclassification adjustment for gains/(losses) included in income statement	–	61	–	–	61
– impact from non-trading securities on other assets and liabilities	–	(236)	–	–	(236)
Appropriation to statutory reserves	–	–	299	300	599

Change in the year	–	(3,077)	299	300	(2,478)

At 31 December 2004	34,776	(3,855)	326	326	31,573

Unrealised gains, net of tax
– arising from available-for-sale securities during the period	–	4,977	–	–	4,977
– reclassification adjustment for gains/(losses) included in income statement	–	(103)	–	–	(103)
– impact from available-for-sale securities on other assets and liabilities	–	(332)	–	–	(332)
Appropriation to statutory reserves	–	–	555	555	1,110

Change in the year	–	4,542	555	555	5,652

At 31 December 2005	34,776	687	881	881	37,225

144        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

30	RESERVES (continued)

	Additional Paid in Capital RMB million	Unrealised gains/(losses) RMB million	Statutory Reserve Fund RMB million (a)	Statutory Welfare Fund RMB million (a)	Total RMB million
The Company
At 1 January 2004	33,697	(778)	27	26	32,972
Unrealised losses, net of tax
– arising from non-trading securities during the period	–	(2,902)	–	–	(2,902)
– reclassification adjustment for gains/(losses) included in income statement	–	61	–	–	61
– impact from non-trading securities on other assets and liabilities	–	(236)	–	–	(236)
Appropriation to statutory reserves	–	–	292	292	584

Change in the year	–	(3,077)	292	292	(2,493)

At 31 December 2004	33,697	(3,855)	319	318	30,479

Unrealised gains, net of tax
– arising from available-for-sale securities during the period	–	4,975	–	–	4,975
– reclassification adjustment for gains/(losses) included in income statement	–	(103)	–	–	(103)
– impact from available-for-sale securities on other assets and liabilities	–	(331)	–	–	(331)
Appropriation to statutory reserves	–	–	545	546	1,091

Change in the year	–	4,541	545	546	5,632

At 31 December 2005	33,697	686	864	864	36,111

(a)	Under related PRC law, the Group should appropriate 10% of net profit under PRC GAAP as statutory reserve fund and 5%-10% as statutory welfare fund. With approval of the related authority, statutory reserve fund can be used to offset accumulative losses or increase additional paid-in capital. Statutory welfare fund is used for employees’ welfare. In 2005, the Group appropriate 10% of net profit under PRC GAAP which is RMB555 million as statutory reserve fund (2004: RMB299 million) and 10% of net profit under PRC GAAP which is RMB555 million as statutory welfare fund (2004: RMB300 million).

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits means the Group’s after-tax profits as determined under PRC GAAP or Hong Kong GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Group is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB6,878 million as at 31 December 2005.

China Life Insurance Company Limited    Annual Report 2005         145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

31	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Pending lawsuits (b)	31	22	31	22

(a)	Nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Group and certain of its officers and directors between 16 March 2004 and 14 May 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Group, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Group has engaged U.S. counsel to contest vigorously on behalf of the Group. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

32	COMMITMENTS
(a)	Capital commitments for property, plant and equipment

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Contracted but not provided for	121	290	121	290

146        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

32	COMMITMENTS (continued)

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	Group		Company
	2005 RMB million	2004 RMB million	2005 RMB million	2004 RMB million
Land and buildings
Not later than one year	250	338	250	338
Later than one year but not later than five years	248	4	248	4
Later than five years	23	–	23	–

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2005 was RMB409 million (2004: RMB400 million).

33	INVESTMENT IN SUBSIDIARIES

Company	2005 RMB million	2004 RMB million
Unlisted investment at cost:	480	480

Name	Place of incorporation and operation	Principal activities	Percentage of equity interest held
China Life Insurance Asset Management Company Limited	People’s Republic of China	Asset management	60% directly

China Life Asset Management (Hong Kong) Corporation Limited	Hong Kong	Asset management	60% indirectly

China Life Insurance Company Limited    Annual Report 2005         147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

34	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

(a)	Directors’ emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year ended 31 December 2005 are as follows:

Name	Fee RMB	Salaries RMB	Discretionary bonuses RMB	Inducement fees RMB	Other benefits RMB	Employer’s contribution to pension scheme RMB	Compen- sation for loss of office as director RMB	Total RMB
Yang Chao (a)	–	225,000	225,000	–	–	7,087	–	457,087
Miao Fuchun	–	533,500	436,500	–	–	16,363	–	986,363
Wu Yan	–	–	–	–	–	–	–	–
Shi Guoqing	–	–	–	–	–	–	–	–
Long Yongtu	220,000	–	–	–	–	–	–	220,000
Chau Tak Hay	220,000	–	–	–	–	–	–	220,000
Sun Shuyi	220,000	–	–	–	–	–	–	220,000
Cai Rang	220,000	–	–	–	–	–	–	220,000
Wang Xianzhang (b)	–	315,000	315,000	–	–	9,276	–	639,276
Fan Yingjun (b)	–	–	–	–	–	–	–	–

Notes:

(a)	Appointed on 29 July 2005.

(b)	Resigned on 29 July 2005.

Above mentioned directors’ emoluments do not include the fee, which is RMB137,500 respectively, paid to Mr. Sun Shuyi and Mr. Cai Rang for the year of 2004. The fee was recognized and paid in September 2005, which was not included in 2004.

Mr. Fan Yingjun resigned and abandoned all the emoluments with free will on the day of 29 July 2005.

148        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

34	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments payable to directors of the Company during the year ended 31 December 2004 are as follows:

Name	Fee RMB	Salaries RMB	Discretionary bonuses RMB	Inducement fees RMB	Other benefits RMB	Employer’s contribution to pension scheme RMB	Compen- sation for loss of office as director RMB	Total RMB
Wang Xianzhang	–	540,000	540,000	–	–	–	–	1,080,000
Miao Fuchun	–	533,500	436,500	–	–	–	–	970,000
Wu Yan	–	–	–	–	–	–	–	–
Shi Guoqing	–	–	–	–	–	–	–	–
Long Yongtu	220,000	–	–	–	–	–	–	220,000
Chau Tak Hay	220,000	–	–	–	–	–	–	220,000
Sun Shuyi	–	–	–	–	–	–	–	–
Cai Rang	–	–	–	–	–	–	–	–
Fan Yingjun	–	–	–	–	–	–	–	–

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as the directors consider that it is impracticable to apportion this amount between their services to the Company and their services to CLIC.

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments payable to supervisors of the Company during the year ended 31 December 2005 are as follows:

Name	Salaries	Discretionary bonuses	Inducement fees	Employer’s contribution to pension scheme	Total

Liu Yingqi	489,500	400,500	–	16,363	906,363
Wu Weimin	292,500	157,500	–	16,363	466,363
Zhou Xinping	73,125	39,375	–	3,607	116,107
Jia Yuzeng	219,375	118,125	–	12,757	350,257
Ren Hongbin	100,000	–	–	–	100,000
Tian Hui	100,000	–	–	–	100,000

Note:	The above amount reflected the emoluments for the servicing period of supervisors. The emolument paid to Mr. Zhou is for the servicing period from 1 January 2005 to 1 April 2005. The emolument paid to Mr. Jia is for the servicing period from 1 April 2005 to 31 December 2005.

China Life Insurance Company Limited    Annual Report 2005         149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

34	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments (continued)

The aggregate amounts of emoluments payable to supervisors of the Company during the year ended 31 December 2004 are as follows:

Name	Salaries	Discretionary bonuses	Inducement fees	Employer’s contribution to pension scheme	Total
Liu Yingqi	489,500	400,500	–	13,929	903,929
Wu Weimin	292,500	157,500	–	13,929	463,929
Zhou Xinping	297,500	119,167	–	13,929	430,596
Ren Hongbin	62,500	–	–	–	62,500
Tian Hui	62,500	–	–	–	62,500

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include one (2004: two) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining four (2004: three) highest paid individuals are as follows:

	2005 RMB million	2004 RMB million
Fees	–	–
Basic salaries, housing allowances, and other allowances and benefits in kind	3,625,452	2,670,000

	3,625,452	2,670,000

The emoluments fell within the following bands:

	Number of individuals
	2005	2004
Nil – RMB1,000,000	4	3

No emoluments have been paid by the Group to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

150        China Life Insurance Company Limited    Annual Report 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

35	SUBSEQUENT EVENTS
(i)	Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company

On 13 March 2006, CLIC and the Company entered into a Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company. The proposed registered capital of the Property and Casualty Insurance Joint Stock Company will be RMB1,000 million ordinary shares of RMB1.00 each. Upon its establishment, CLIC will own 60% of the Property and Casualty Insurance Joint Stock Company and the Company will own the remaining 40%. The terms of the Preliminary Agreement are subject to approval by CIRC and once approved, CLIC and the Company will enter into the Definitive Agreement which will replace the Preliminary Agreement.

(ii)	Promoters Agreement in relation to the establishment of China Life Pension Company

On 21 March 2006, the Company, CLIC and AMC entered into the Promoters Agreement, whereby the Company, CLIC and AMC agreed to act as promoters and set up China Life Pension Company as a professional pension insurance company in the PRC for developing its pension insurance business. Upon its establishment, China Life Pension Company will become a subsidiary of the Company. The total registered capital of China Life Pension Company will be RMB600 million, divided into 600,000,000 shares. The Company, CLIC and AMC will contribute 55%, 25% and 20% of the registered capital respectively. The Promoters Agreement and the transactions contemplated thereunder are subject to the approval of CIRC. CLIC is the holding company of the Company, currently holding an approximate 72.2% of the issued share capital of the Company, and therefore is a substantial shareholder (as defined in the Listing Rules) of the Company. AMC, held by CLIC as to 40%, is an associate (as defined in the Listing Rules) of CLIC. Accordingly, both CLIC and AMC are connected persons of the Company and therefore the Promoters Agreement and the transactions contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules for the Company and AMC with regard to the Promoters Agreement exceed 0.1% but are less than 2.5%, according to Rule 14A.32, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

(iii)	Proposed dividends

After the balance sheet date, the board of directors proposed a dividend in respect of 2005. Further details are disclosed in Note 27.

36	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

China Life Insurance Company Limited    Annual Report 2005         151

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

FOR THE YEAR ENDED 31 DECEMBER 2005

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Differences between HKFRS and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

There are no material differences between HKFRS and US GAAP that had an effect on shareholders’ equity as at December 31, 2005 and 2004 and net profit for the years then ended.

Property,	plant, and equipment

Certain property, plant and equipment on hand as of 1 January 2000 have been valued at fair values rather than at historical cost less depreciation, which is required by US GAAP. The Group has not been able to quantify the effect of the difference in accounting treatment because, prior to 1 January 1997, the predecessor company did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance of the Group at 1 January 2000 have been carried forward as the deemed cost.

(b)	Statutory Information

	As at 31 December
	2005 RMB million	2004 RMB million
Actual solvency	59,561	54,456
Minimum solvency	21,782	17,264
Solvency ratio	273%	315%

According to Article 2003.1 issued by the CIRC, all insurance companies have to report their actual solvency (i.e. admitted statutory capital and surplus) to the CIRC at the end of each fiscal year. The solvency ratio is computed by dividing the actual solvency by the minimum solvency (i.e. minimum statutory capital and surplus necessary to satisfy regulatory requirement). CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

152        China Life Insurance Company Limited    Annual Report 2005

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities/non-trading securities in an unrealised loss position

	As at 31 December 2005
		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million
Debt securities

Government Bonds	Fair value	12,861	–	6,874	19,735
	Unrealised losses	(236)	–	(179)	(415)
Government	Fair value	16,008	–	1,871	17,879
agency bonds	Unrealised losses	(385)	–	(73)	(458)
Corporate Bonds	Fair value	75	17	775	867
	Unrealised losses	(4)	(1)	(9)	(14)

Subordinated	Fair value	291	–	–	291
Bonds/debts	Unrealised losses	(22)	–	–	(22)

Equity securities	Fair value	3,267	1,696		4,963
	Unrealised losses	(58)	(95)	–	(153)

Total temporarily
impaired securities	Fair value	32,502	1,713	9,520	43,735

	Unrealised losses	(705)	(96)	(261)	(1,062)

China Life Insurance Company Limited    Annual Report 2005         153

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities/non-trading securities in an unrealised loss position (continued)

	As at 31 December 2004
		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million
Debt securities

Government Bonds	Fair value	8,113	4,250	21,122	33,485
	Unrealised losses	(626)	(327)	(3,415)	(4,368)

Government	Fair value	12,390	5,149	2,312	19,851
agency bonds	Unrealised losses	(213)	(148)	(77)	(438)
Corporate Bonds	Fair value	514	384	2,739	3,637
	Unrealised losses	(19)	(67)	(468)	(554)

Equity securities	Fair value	7,802	2,726	-	10,528
	Unrealised losses	(291)	(377)	-	(668)

Total temporarily
impaired securities	Fair value	28,819	12,509	26,173	67,501

	Unrealised losses	(1,149)	(919)	(3,960)	(6,028)

154        China Life Insurance Company Limited    Annual Report 2005

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities/non-trading securities in an unrealised loss position (continued)

Available-for-sale securities/Non-trading securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2005 was greater than their fair value, resulting in an unrealised loss. Unrealised gains and losses in respect of investments designated as financial assets at fair value through income/trading securities have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities/Non-trading securities will be met. A total 39 debt securities positions and 33 equity securities positions were in an unrealised loss position at 31 December 2005 of which 32 debt securities and 18 equity securities positions were in a continuous loss position for less than 6 months, 1 debt securities position and 15 equity securities positions for more than 6 months but less than 12 months and 10 debt securities positions for more than 12 months.

(d)	Comprehensive incomes/(losses)

	2005 RMB million	2004 RMB million
Net profit attributable to shareholders of the Company	9,306	7,171
Total other comprehensive incomes/(losses),
unrealised gains/losses, net of tax
(Note 30 to the consolidated financial statements)	4,542	(3,077)

Total comprehensive incomes	13,848	4,094

China Life Insurance Company Limited    Annual Report 2005         155

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	Recently issued accounting standards

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No.154 “Accounting Changes and Error Corrections”. SFAS No.154 replaces APB Opinion No.20, Accounting Changes, and FASB Statement No.3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Group is required to adopt SFAS No.154 in the fiscal year beginning 1 January 2006. The Group considered the effects of adoption SFAS No.154 does not have material impact on its financial statements.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after 15 December 2006. The Group will adopt SOP 05-1 on 1 January 2007. The Group is currently assessing the impact of SOP 05-1 on the Group’s consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) SFAS No.115-1/124-1, “The Meaning of Other- Than-Temporary impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 and references existing other-than-temporary impairment guidance including SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective 1 January 2006 and is not expected to have a material impact on the Group’s financial statement.

156        China Life Insurance Company Limited    Annual Report 2005